6/29



06015361

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of Cyprus Public Company Limited

*CURRENT ADDRESS 51 Stassinos Street, Ayia Paraskevi
P.O. Box 21472, CY-1599
Nicosia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 24 2006
THOMSON
FINANCIAL

FILE NO. 82- 34996 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: mm

DAT : 7/20/06



082-34996 (80)

Annual Report 2005


12-31-05
ARS
RECEIVED
2006 JUN 29 P 1:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

A New Bank 106 years old

Bank of Cyprus Group




Profit before provisions (C£ million)
93
138
182
2003
2004
2005


Profit/(losses) after tax (C£ million)
72
39
2003
2004
2005
-32


Cost/Income
69,0%
62,3%
56,7%
2003
2004
2005


Return on equity
11,9%
7,1%
2003
2004
2005
-6,2%

Contents

	2005	2004	2003
Key profitability data (C£ million)			
Net interest income	**280**	246	199
Profit before provisions	**182**	138	93
Profit/(losses) after tax	**72**	39	(32)
Key balance sheet data (C£ million)			
Total assets	**12.802**	10.260	9.062
Shareholders' funds	**762**	559	523
Loans and advances to customers	**7.398**	6.450	5.689
Customers deposits	**10.724**	8.656	7.390
Per share data (cent)			
Earnings/(losses) per share	**14,4**	7,7	(6,7)
Dividend per share (proposed)	**7,0**	4,0	
Capital adequacy ratios			
Tier I capital adequacy ratio	**9,8%**	9,0%	8,5%
Total capital ratio	**14,1%**	13,7%	13,2%
Number of employees	**6.065**	5.890	5.703
Cost/Income	**56,7%**	62,3%	69,0%
Return on equity	**11,9%**	7,1%	(6,2%)

Loans and advances to customers (C£ million)


5.689
6.450
7.398
2003
2004
2005

Customer deposits (C£ million)


7.390
8.656
10.724
2003
2004
2005

Board of Directors of Bank of Cyprus Public Company Ltd
(Group Holding Company)

Vassilis G. Rologis
Chairman

Andreas Artemis
Vice-Chairman

Christos S. Pantzaris
Dimitris P. Ioannou
Costas Z. Severis
Theodoros Aristodemou
Demetris Z. Pierides
Evdokimos Xenophontos
Christakis G. Christofides
Andreas Pittas
Polys G. Polyviou
George A. David
Anna Diogenous
George M. Georgiades
Andreas J. Jacovides
Christos Mouskis
Eleftherios P. Ioannou
Manthos Mavrommatis

Group Executive Management

Andreas Eliades
Group Chief Executive Officer

Charilaos G. Stavrakis
Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer

Yiannis Kypri
Group Chief General Manager

Group General Managers

Antonis Jacouris
Group General Manager Information and Operations

Vassos Shiarly
General Manager Domestic Banking

Christis Hadjimitsis
Group General Manager Finance

Nicolas Karydas
Group General Manager Risk Management

Constantinos Vasilakopoulos
General Manager Bank of Cyprus Greece

Panayiotis Kanaris
Group Internal Auditor

Secretary

Yiannis Kypri

Legal Advisers

Chryssafinis & Polyviou

Auditors

Ernst & Young *Chartered Accountants*





A New Bank 106 years old

1899
Nicosia Savings Bank founded and established by progressive Cypriots in Nicosia.

1912
Nicosia Savings Bank renamed Bank of Cyprus and recognised as a public company.

1943
Bank of Cyprus merges with banking institutions in other towns and expands throughout Cyprus.

Ancient Cyprus coin bearing the inscription "Koino Kyprion" (common to all Cypriots) adopted as the Bank's emblem.

1944
Establishment of Mortgage Bank of Cyprus.

1951
Establishment of General Insurance of Cyprus.

1955
Establishment of Bank of Cyprus (London) to serve the Cypriot community in the United Kingdom.

1964
Establishment of Bank of Cyprus Finance Corporation.

1973
Reorganisation of the Group with Bank of Cyprus (Holdings) Incorporated to take over the shares of the Bank of Cyprus and all its subsidiaries.

1980
Acquisition of the operations of Chartered Bank in Cyprus.

1982
Establishment of Cyprus Investment and Securities Corporation (CISCO).

1983
Bank of Cyprus Group acquires Kermia.

Representative Offices opened in Greece and Australia.

Establishment of the Bank of Cyprus Cultural Foundation.

1989
Establishment of EuroLife insurance company, with 30% participation of Manulife life assurance company.

1991
Bank of Cyprus opens its first branch in Greece.

Bank of Cyprus Medical Centre founded.

1992
Establishment of Bank of Cyprus Factors.

1993
ABC Factors, the first factoring company in Greece, established with Alpha Bank as equal shareholder.

Acquisition of Manulife's 30% stake in EuroLife, making the company a fully-owned Group subsidiary.

Karmaz Properties & Investments acquired and renamed Kermia Properties & Investments.

1995
Representative Office opened in South Africa.

Launch of BOC Global Equity Fund, the first international mutual fund set up by a Cypriot bank.

Foundation stone laid for the construction of the Bank of Cyprus Oncology Centre.

Museum of the History of Cypriot Coinage founded.

1996
The first Greek-speaking offshore bank Bank of Cyprus (Channel Islands) established in Guernsey in the Channel Islands.

Representative Office opened in Toronto (Canada).

First international bond issue completed of C£40 million.

1997
Kyprou Leasing established in Greece.

Branch of the Bank of Cyprus opened in the United Kingdom.






ΧΡΗΜΑΤΙΣΤΗΡΙΟΝ


Bank of Cyprus
Bank of Cyprus
AUSTRALIA

1998

Representative Office opened in Moscow.

Representative Office opened in New York.

Kyprou Mutual Fund Management Company (AEDAK) established in Greece.

Opening of the Bank of Cyprus Oncology Centre.

1999

Group restructured, with shares in Bank of Cyprus (Holdings) replaced by Bank of Cyprus shares.

Representative Office opened in Bucharest.

Historic exhibition and other events staged to mark the 100th anniversary of Bank of Cyprus.

Oikade educational programme launched in Cyprus, Greece and expatriate communities.

2000

Listing of the Group's share on the Athens Exchange and issue of 39 million new shares.

Bank of Cyprus Australia incorporated and its first branch opened.

Bank of Cyprus Mutual Funds established.

BOC Ventures established to provide venture capital services.

Electronic banking introduced to provide alternative service channels (Internet, telephone, WAP).

2001

Kyprou Asfalistiki, a branch of General Insurance of Cyprus and Kyprou Zois, a branch of EuroLife, opened in Greece.

Greek company Victory Securities acquired and renamed Kyprou Securities.

Successful €225 million bond issue, the largest bond issue by a Cypriot or Greek financial institution.

Sale of 50% stake in ABC Factors to Alpha Bank.

2002

Bank of Cyprus Factors, a new division of the Bank in Greece, starts providing factoring services in Greece.

2003

Successful C£65 million Capital Securities issue in Cyprus.

Establishment of €750 million Euro Medium Term Note (EMTN) Programme.
- €200 million Subordinated bond issued.
- €250 million senior debt issued.

2004

Merger of Bank of Cyprus (London) and the UK branch of Bank of Cyprus.

2005

Merger of the operations of Bank of Cyprus Factors and Bank of Cyprus Finance Corporation within Bank of Cyprus.

100th branch opened in Greece.

Euro Medium Term Note Programme increased to €1.500 million.

Bank of Cyprus in the United Kingdom celebrated its 50th anniversary.

Shareholder Structure at 31 December 2005



Category of Shareholder	Number	No. of shares	%
Private individuals	68.163	275.446.803	50,51
Bodies corporate	1.793	96.988.952	17,79
Institutions (Cyprus)	388	97.032.239	17,79
Institutions (foreign)	203	70.854.337	12,99
Institutions (Greece)	51	4.993.296	0,92
	70.598	**545.315.627**	**100,00**

At 31 December 2005, 398.820.080 Bank of Cyprus shares (73,14% of the total) were registered on the Central Registry and Central Depository of the Cyprus Stock Exchange and 146.495.547 shares (26,86% of the total) were registered on the Dematerialised Securities System of the Athens Central Depository (ACD). All the above shares are listed on both the Cyprus Stock Exchane and the Athens Exchange.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan allows shareholders to reinvest all or part of their dividends in additional Bank of Cyprus shares at a discount of 10% on the average current market price of the shares, although Bank of Cyprus reserves the right to change the discount offered. Participation to the Plan is entirely voluntary and shareholders may join or withdraw from it at any time by notifying Bank of Cyprus in writing. The Plan applies to all future dividends, until such time as the shareholder withdraws from it.

Share Transfers between Cyprus and Greece

All shareholders without exception may transfer all or some of their shares from the Cyprus Stock Exchange (CSE) to the Dematerialised Securities System in Greece and trade them on the Athens Exchange (ATHEX). Similarly, they may transfer all or some of their shares from the Dematerialised Securities System to the Cyprus Stock Exchange in order to trade them on the Cyprus Stock Exchange.

Only shares which have been fully settled (trade date plus three working days) may be transferred and shares must be free of any encumbrance or third party claim.

Transfers of fully paid-up shares take two working days from receipt of the transfer request from the Athens Central Depository or the Cyprus Stock Exchange, provided that the investor has correctly declared the information needed in order to register the shares on the Athens Central Depository or on the Cyprus Stock Exchange.

Share tickers

CSE	BOC	ISIN CY0000100111
ATHEX	BOC	
Reuters	BOCr.AT	
Bloomberg	BOC GA	ISIN GRS 1



Vassilis G. Rologis
Chairman

Dear Shareholder,

It gives me great pleasure to communicate with you through the Annual Report as it provides an opportunity to inform you about the Group's activities in 2005 and our future plans which aim at further strengthening, the Bank of Cyprus Group.

The year under review will be remembered as a year of reconstruction and consolidation. Following the numerous difficulties and problems faced in previous years, we made fundamental changes in all areas of activity. Through well planned and focused efforts, we have managed to:

- reorganise all divisions;
- decentralise the branch network, making it more flexible and efficient;
- simplify procedures and reduce bureaucracy;
- adopt a policy of transparency and shareholder communication;
- provide a better and faster service to our customers;
- contain costs through the application of our cost-containment policy and thereby achieve a cost to income ratio comparable to international standards;
- upgrade the quality of services provided by the Group;
- launch new, imaginative and innovative products on the market;
- secure peace in the workplace under a recent agreement signed with the Cyprus Union of Bank Employees;
- change the culture and attitude in the working environment so as to improve staff performance;
- issue new share capital to strengthen the Group's capital base;
- apply proper corporate governance.

All this was achieved as part of our strategy; nothing was left to chance. All measures introduced were carefully planned and today we can look back at the results of all this hard work with complete satisfaction. The targets we set have been exceeded and our objectives are now a reality.

Chairman's Statement

Despite the adverse economic climate both in Cyprus and abroad, we managed to bring the Bank of Cyprus Group back on the path of profitability and growth. Despite objective and subjective difficulties, we created a promising springboard for our new plans. Despite the scale of changes introduced, we managed to put the Group on an upward course.

Indicative of our success are:

- our improved financial results and increased profitability;
- the positive comments of overseas financial analyst firms regarding the dynamic potential of the Bank of Cyprus Group;
- the improved market capitalisation as a result of the increase in share value.

We now operate in an improved environment and we are confident about the future.

However, we have no intention of resting on our laurels on the strength of one year's successes and no intention of looking back. On the contrary, we are keeping a very close eye on international and local economies, assessing the major challenges we will face and preparing for what lies ahead.

The year 2006 will not be an easy one. Cyprus is preparing to join the eurozone. Companies are still not competitive enough and households and private individuals are struggling against rising prices.

For many economies in the international arena, especially in Europe, the outlook is uncertain. Crude oil prices continue to soar, new banking practices have been imposed under the new Basel Accord and interest rates are volatile.

This means that we need to be cautious. There can be no rest and no respite. We need to remain vigilant and make serious, detailed plans for the future.

Given our plans to expand into the Balkans and Russia in 2006, we need to be especially vigilant. This expansion must and will be a success.

You already know about the Group's new growth plan and we hope that the targets set will allow us to create a new-generation Bank of Cyprus Group.

In brief, our objectives are:

- Cyprus: to consolidate our leading position and increase profitability;
- Greece: to strengthen our position by increasing market share, expanding our branch network and improving the standard of customer service;
- United Kingdom/Australia: to raise our profile and enhance our performance by offering new, innovative products;
- Romania/Russia: to extend our range of activities in Romania by offering leasing and factoring services and to open a bank in Russia.

We believe that we can achieve all our objectives with transparency towards our shareholders, showing consideration towards our customers and providing new, innovative products. Working together towards a common goal, we can create a better future for the Bank of Cyprus Group.

Bank of Cyprus is closely linked with the Cyprus economy and we all have a duty and obligation to give it our continuous and unabated support.

Our key objective is for us ALL to work together to build a new-generation Bank of Cyprus Group. With 106 years' experience, a presence on four continents, 71.000 shareholders and 6.000 employees, we progress dynamically towards a better future.

Together we shall adopt all the measures and policies needed for us to succeed. Together we shall work to realise our new vision. Together we shall take Bank of Cyprus forward. Together we shall work to create a new era for our Group. Together we shall build the new Bank of Cyprus.

Thank you.



Vassilis G. Rologis
Chairman

Vice-Chairman's Statement



Andreas Artemis
Vice-Chairman

2005 was a year of important changes and remarkable achievements for the Group. The Board of Directors, working closely with the Group Executive Management, broadened its vision and, at the beginning of the year, approved a new strategic plan and set targets covering the three years from 2005 to 2007.

Our main objective was to get the Group back on track to achieving steady profitable growth, with a view to maximising benefits to our shareholders, our customers and the Group's employees. These targets were exceeded. Profits after tax rose by 88% in 2005 to C£72 million and the cost to income ratio dropped to 56,7%, compared with 62,3% in 2004 and a three-year target of less than 58%. As a result, the Group's return on equity rose to 11,9% compared with 6,9% in 2004 and a three-year target of 13%.

Numerous changes were made to the Group's modus operandi in the course of 2005, with the objective of improving performance, especially in Cyprus where indicators were relatively weak. In fact, we introduced a new banking model based on which the Group has undergone radical restructuring, with a view to increasing turnover and improving revenue, by launching new products and services, improving our pricing policy, containing expenditure, strengthening control mechanisms and ensuring risks are managed properly.

We attach particular importance to risk management and are preparing to apply the New Basel II Accord. This requires the introduction of specialised methods for monitoring and measuring all types of risk, so that both potential losses and capital requirements can be reduced. Proof of the importance which the Group attaches to risk management, has been the setting up of a Risk Committee at Board Level and an independent risk management division at General Management level. A series of measures has already been launched to help improve the management of the loan portfolio, make the collection of arrears more efficient and reduce the proportion of non-performing loans to levels comparable to those of European banks.

Abroad, the Group continued its dynamic expansion by opening more branches in Greece, strengthening its presence in Australia and consolidating its position in the United Kingdom and the Channel Islands. At the same time, we made plans and preparations to expand into the Balkan and Russian markets.

In light of the result for 2005 and initial figures for 2006, we have recently set new ambitious targets, with net profits after tax forecast to total C£120 million in 2006, the cost to income ratio set to fall to 51% by 2008 and the return on equity set to rise by two percentage points per annum over the next three years to 18% in 2008.

Maintaining rapid growth is no easy task. We have to cope with very keen competition and respond to the demands of our shareholders in Cyprus and abroad. All of us-Board of Directors, management and staff-need to work in concert if our plans are to succeed. I am confident that we shall all surpass ourselves and achieve our objectives.

Group Chief Executive Officer's Statement



Andreas Eliades
Group Chief Executive Officer

Assuming our duties a year ago as the new Group executive management team, we were fully aware of the huge responsibility we were taking on as we committed ourselves to lead forward an organisation which was built on strong foundations 106 years ago, through the vision and hard work of our predecessors and to strengthen and broaden its horizons still further. We redrafted the vision, embarked on a new strategic goal and set new, higher targets.

The Group executive management team and all the employees of the Bank of Cyprus Group with the full support of the board of directors, are delighted that our Group has managed to achieve exceptional performance in 2005. Profits after tax rose by 88% in 2005 to C£72 million, as compared to C£39 million in 2004. As a result, the board of directors decided to recommend for approval at the Annual General Meeting of the shareholders the payment of a dividend of 7 cents per share for the financial year 2005.

These profits were not achieved by chance. They reflect the positive effects of the steps taken to increase our footings and market share, improve revenue, contain costs and reduce the ratio of non-performing loans to total advances. This achievement would have been impossible without the commitment and dedication of the employees of the Group, who worked with us to generate this momentum.

Our strategy is designed to help us create a strong, solid Group in Cyprus and Greece, consolidate our presence in the United Kingdom and Australia as well as expand into new markets focussing on the Balkan countries and Russia. The ultimate objective is to ensure that Group profitability increases over time. We have already announced that Group profit after tax is expected to reach C£120 million in 2006. This means that we are aiming to triple profits in just two years.

Employees, shareholders, customers and society in general are the four basic pillars supported by the Group and form the foundations on which the Group is based enabling it to look into the future with optimism. We are working on the basis of long-term values and principles to provide:

- vision and prospects to our employees, strengthening the bonds and increasing the responsibility and security which we have fostered, so that they feel a solid part of the organisation leading to success and personal development
- value to our shareholders, by adopting strategies geared to stable, long-term growth of their investment. By shareholder's value we mean the combined return of, a dividend payment and share price, balanced against a stable Group profitability growth through proper risk management and control
- a high standard of customer service in the form of high-quality, competitive products geared to their needs
- a material contribution to society in a constructive and creative way

The organisations that will survive and grow in the future are the ones which will remain competitive and efficient in the long term. We are moving in this direction by changing and adapting the Group proactively, taking advantage of opportunities and strengthening our base. This is the only way to compete successfully in the new globalised environment. We have the potential, because our employees have demonstrated that they have the ability not only to meet expectations but most importantly to exceed them. And this is our strength.

Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer's Statement



Charilaos G. Stavrakis
Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer

Reviewing the year's work in the context of a company's annual report can over time become a monotonous and repetitive exercise. References to better performance and descriptions of individual internal changes made do not add up to important information for the readers targeted with a company's annual report. They need to know if, in reviewing the previous 12 months, the executive management can talk of quantum leaps. What I mean by quantum leaps are positive developments which, apart from enhancing performances during the year under review, put the company in a position to secure a bigger "slice of the future".

It is my pleasure to report that the Group in Cyprus made such quantum leaps in 2005. There are three basic elements to the progress achieved in Cyprus in 2005.

Firstly, we made changes to our structure to create a more efficient infrastructure for the present and, more importantly, for the future. We completed the process of separating customer service divisions for retail banking, small and medium-sized companies and corporate customers. The branch network will only focus on retail banking, with new Business Centres for medium-sized companies complementing the Corporate Business Banking Centres. The network was streamlined and certain functions were centralised in order to improve the sales and service infrastructure. We reviewed our product policy and this, coupled with less red tape, has given us an important competitive edge on the market.

The second element is that changes were introduced with a minimum of upheaval and fuss, proving that, as an organisation, we have the skill to bring about successful change and development.

Finally, we achieved all this whilst at the same time generating results for the Group in Cyprus in 2005 which can justifiably be called excellent. Profits after tax in 2005 totalled C£42 million, compared with C£5 million in 2004, an increase of 846%. The recovery in profitability in Cyprus resulted both from banking activities and the insurance sector.

It is worth noting that we managed for the first time to increase turnover whilst reducing staff numbers. This has of course helped us to improve our profitability. Our targets for reducing operational expenses were also successfully met.

The Group in Cyprus' performance had been far from satisfactory over recent years. Therefore, the 2005 figures came as a very welcome surprise and I am confident that Cyprus's greater contribution to Group profits will continue in 2006.

Group Chief General Manager's Statement



Yiannis Kypri
Group Chief General Manager

The continuous expansion of the Group both in its existing markets and beyond, as well as the setting of targets for the various operating units of the Group, create a need for effective, flexible and timely reporting. The management information systems of the Group are constantly refined to cater for the increasing information needs of management and individual operating units. In addition to this, the Group Planning and Research Division has flexibly and effectively catered for the increased demands for research and analysis of sectors, new geographic markets, the global economy and specific countries' economies, arising from the increasing expansion and globalisation of the operations of the Group.

The entry of Cyprus into the EU has increased the regulatory and compliance demands on the Group. The area of risk management is increasingly regulated, in particular, given the requirements of Basel II as reflected in the European Capital Adequacy Directive (CAD3) that must be adopted by 1 January 2007. This challenge has been taken on by the three units that comprise the Risk Management Division (credit, market, operational) who have coordinated their efforts to produce a Group wide solution, while at the same time enhancing existing systems and developing new software where necessary with the aim of improving the overall effectiveness of the risk management framework.

The Investor Relations Division has responded to the increasing demands of investors and in particular foreign institutional investors, by developing a structured programme of presentations and roadshows both locally and overseas, which have resulted in the improved visibility of Bank of Cyprus in the international market. This success is reflected by the increase in the level of foreign institutional investors from 3% at the end of 2004 to 17%, at the end of March 2006 and also in the increased coverage of the Bank of Cyprus share by foreign analysts. Another noteworthy success is the participation of our share in the FTSEATHEX Mid 40 index and the prospect of our participation in the FTSEATHEX 20 index of the Athens Exchange.

We are confident that all of the efforts outlined above will assist the Group in achieving the targets it has set for growth and profitability, while at the same time minimising risk and ensuring compliance with its regulatory obligations.

Cyprus Economy

The recovery of the Cyprus economy, which started in 2004 continued in 2005. According to the Ministry of Finance's most recent estimates, the Cyprus economy is projected to have exhibited a slight slowdown in 2005 (in the order of 3,8% in real terms), compared to 3,9% in 2004.

This continuing upward trend of the Cyprus economy is due mainly to an increase in private consumption and private investment in construction works and machinery, along with a rise in exports of goods and services. On the other hand, the continuing surge in oil prices is slowing down the recovery of the international economy.

Inflationary pressures worsened slightly during 2005, resulting in an inflation rate of 2,6%, compared to 2,3% in 2004. This increase was due entirely to the soaring price of crude oil on the international markets, although this was largely offset by broadly stable prices of imported goods and telecommunications services.

The labour market maintained a relatively high level of employment in 2005, with 3,8% of the labour force registered as unemployed for the year as a whole, compared to 3,6% in 2004.

As a result of the implementation of fiscal tightening measures, the fiscal deficit as a percentage of gross domestic product (GDP) is estimated to have narrowed further to around 2,5% in 2005. This improvement is attributed to temporary measures, such as the tax amnesty employed by the Government. Public debt, which is also forecast to decline for the first time in three years, is expected to be down to 70,5% of GDP by the end of 2005.

Following a decision by the European Central Bank and the 11 countries in the eurozone, the Cyprus pound joined the Exchange Rate Mechanism II (ERM II) on 29 April 2005. The central parity of the Cyprus pound remained at 0,585274 (as prior to its entry in the ERM II), with fluctuating bounds set at +/- 15%.

After the Cyprus pound entered ERM II, the Central Bank of Cyprus cut interest rates twice, first by 0,5 of a percentage point on 20 May 2005 and then by a further 0,5 of a percentage point on 9 June 2005. This followed a 0,25 of a percentage point cut in February 2005, reducing the basic lending facility to 4,25% and the basic deposit facility to 2,25%.

The current account balance is expected to have shown a deficit of around 5,9% of GDP for 2005, which is slightly higher than in 2004 (5,7%). The deterioration in the current account balance was caused by higher oil imports, which were not offset by the rise in exports of goods and, to a lesser extent, tourism (revenues from tourism rose by 2,4% in 2005).

Overall, the prospects for the Cyprus economy in 2006 appear to be positive at present, taking account of the 2006 forecasts made by international rating institutions with respect to the international and European economy. Nonetheless, the positive outlook remains highly vulnerable to the impact of any potential further increases in oil prices.

Greek Economy

2005 may be seen as the year in which Greece repositioned its economy to achieve sustainable growth, after a period of increased short-term spending (funded mainly by central government based on looser budgetary policies) following its hosting of the Olympic Games in 2004. Despite the need (also imposed by the European Commission) to curb public spending in 2005 and negative extraneous factors, such as soaring oil prices and sluggish growth in the Member States of the eurozone (Greece's main importers), the Greek economy weathered the poor economic climate and broadly maintained its buoyant growth of recent years.

According to the latest figures available, the annual rate of increase in real GDP both in the final quarter of 2005 and in 2005 as a whole was 3,7%. Although this is one percentage point lower than in 2004 (4,7%), the annual rate of increase in overall real GDP is the highest of the Member States of the eurozone for which figures are available and almost three times higher than the eurozone as a whole (1,3%). With an annual rate of increase of 3,6% in the fourth quarter of 2005 and 3,7% for 2005 as a whole, consumer spending is still the main force driving final demand.

Strong growth is forecast for 2006-2008, with a rate of increase in real GDP of 3,8% in 2006 and 2007 and 4% in 2008. The main reason for the slight increase in the rate of growth forecast for the next few years is the exceptionally high rate of increase expected in investment spending (gross fixed capital formation) by both the private and public sectors (5,4% in 2006, 6,5% in 2007 and 6,8% in 2008). This significant increase in private investment is forecast in light of confidence that the series of structural reforms already being implemented or set to come into force (such as the reduction in corporation tax to 25% by 2007, the new investment law and the new law on public-private partnerships, faster pace regarding privatizations, working time arrangements and the reduction in the cost of overtime) will improve the business environment.

According to the revised figures from the Hellenic National Statistics Office officially published by Eurostat (26/09/2005, second announcement 2005) on general government deficit and debt between 2001 and 2004, the general government deficit was 6,6% of GDP in 2004 (0,5 of a percentage point higher than the 6,1% published in March 2005). Although the figure for general government debt in 2004 has been revised downwards slightly since March (from 110,5% to 109,3% of GDP), it is still the highest of all the Member States of the European Union. According to the figures available regarding the implementation of the national budget in 2005, Greece recorded a general government deficit of 4,3% and a general government debt of 107,9% of GDP in 2005.

According to the most recent quarterly Labour Force Survey conducted by the Hellenic National Statistics Office, unemployment fell to 9,7% in the fourth quarter of 2005 (compared with 10,4% for the same period in 2004), giving an average rate of unemployment of 9,9% in 2005, which is significantly lower than in 2004 (10,5%).

Annual inflation, as measured by changes in the National General Retail Price Index, rose marginally in December 2005 to 3,6% (+0,1 of a percentage point compared to the November rate). Annual inflation based on changes in the National General Retail Price Index for 2005 as a whole was 3,5%, a significant increase compared with 2004 (2,9%) (the eurozone's annual rate of inflation was 2,2%).

International Economy

The international economy continued to improve in 2005, especially in the first quarter, after which it showed signs of a slowdown, mainly as a result of the soaring price of crude oil on the international market. According to the International Monetary Fund (estimates September 2005), the rate of growth of the global economy is projected at 4,3% for 2005, compared to 5,1% in 2004.

International Monetary Fund estimates place US economic growth at around 3,5% for 2005, based on major indicators supporting that the momentum of the country's expansion remains robust.

China's economy remains strong and is expected to have achieved growth of 9,0% in 2005. There has been a significant upward revision (+1,2%) in the estimated rate of growth of the Japanese economy, which is expected to have grown by 2,0% in 2005.

European Economy

Economic growth in the eurozone countries fell short of expectations. Despite the general recovery in the second half of 2004, domestic demand slowed down considerably in the first half of 2005. As a result, prospects for the eurozone are somewhat blurred.

Overall, the rejection of the European Constitution by France and the Netherlands did not have any major impact on confidence indicators, although they did remain subdued. On the other hand, export and construction indicators showed signs of improvement. As a result, economic growth in the eurozone is expected to have speeded up in the second half of 2005, with GDP growth estimated at 1,2% for 2005 as a whole (down from 2,0% in 2004) and prospects for further improvement in 2006 (estimated growth of 1,8%).

The estimated rate of GDP growth for the 25 Member States is slightly ahead of that recorded for the eurozone (1,5% for 2005 according to Eurostat figures), due to the higher rates of economic growth achieved by several new Member States of the European Union (such as Latvia, Estonia, Slovakia etc.).

The European Central Bank (ECB) announced an interest rate increase of 25 basis points on 1 December 2005, raising the base rate for the euro to 2,25%. The ECB had kept interest rates unchanged since June 2003 and this was the first increase since October 2000.

Banking Sector in Cyprus

The banking sector in Cyprus is made up of commercial banks, cooperative credit and savings societies and international banking units. After several restrictions were waived, as of 2 January 2006, the international banking units operating in Cyprus no longer differ from other commercial banks trading in Cyprus. Commercial banks control the bulk of deposits and loans of the local economy and form the core of the banking system.

Cooperative credit and savings societies control 24% of total deposits and 29% of total loans. An increasing number among the smaller cooperative credit societies have merged recently, in order to safeguard their viability and in an attempt to streamline the said sector, bringing it in line with the acquis communautaire by the end of 2007. By this deadline, cooperative credit societies have to fully comply with the Community directives regarding the solvency ratio (8%), the "four eyes principle", minimum reserves (€1 million), directives on financial exposure, majority holdings in companies and adequate internal control, monitoring and accounting systems.

Several international banks have opened branches in Cyprus in recent years, mainly servicing international companies registered in Cyprus and companies based and trading in neighbouring countries. Bank of Cyprus continues to play a leading role in the banking sector, with a market share of 41% of total commercial bank deposits, in both Cyprus pounds and foreign currency, followed by the Laiki Bank, Hellenic Bank, Alpha Bank, National Bank of Greece, Arab Bank, Commercial Bank and Universal Bank.

Cyprus banking sector statistics (including CCS*)			
o Loans to residents / GDP		167%	
o Deposits by residents / GDP		165%	
Statistics for commercial banks in Cyprus	2003	2004	**2005**
Rate of increase in loans	5,0%	7,4%	**6,9%**
Rate of increase in deposits	-0,1%	8,7%	**23,8%**
Total statistics for Cyprus (including CCS*)	2003	2004	**2005**
Rate of increase in loans	6,2%	8,3%	**7,6%**
Rate of increase in deposits	3,2%	8,0%	**20,1%**

* CCS: Cooperative credit societies

Banking sector in Greece

There were 61 banks trading in Greece In 2005 (21 Greek commercial banks, 22 foreign banks, 16 cooperative banks and two specialised credit institutions).

The annual increase in bank loans granted to the private sector was 16,9% in December 2005, compared with 15,8% in December 2004.

Specifically, the annual increase in loans granted to businesses was 8,7% in December 2005, compared with 7,5% in December 2004. This increase in business loans was largely driven by debenture loans issued by companies, many of which were replacing their bank borrowings. Most of these debentures are held in credit institution portfolios. The rate of change in total loans to businesses and debenture loans was the same in December 2005 as in December 2004.

The annual increase in credit granted to households (including securitised loans) remained relatively high (31% in December 2005). The rate of growth in mortgage loans was up from 27,2% in December 2004 to 33,4% in December 2005. This sharp increase in mortgage loans granted in the period under review was fuelled by announcements that VAT is to be charged on new homes and the rateable value of properties is to be readjusted. The public's perception of the impact that these changes will have on the cost of buying a home appears to have provided a boost for the market ahead of the introduction of the new measures.

There were high annual rates of increase in total deposits and repurchase agreements (repos) in the Greek banking sector, up from 13,9% in December 2004 to 16,7% in December 2005. The fastest rate of growth was recorded for notice accounts (48,4% in December 2005).

This was due mainly to the change in tax rates on interest on deposits and returns on repos since the beginning of 2005. As a result, savings were moved from repos into notice accounts, while the annual rate of increase in savings deposits fell to 7,9% in December 2005.





Cyprus

Review of Group Operations

Retail Banking

Branch network and product development

Bank of Cyprus, giving emphasis on the quality of customer service, has made changes to the organisational structure of its branch network, which now focuses on servicing retail customers, small-sized businesses and the self-employed, while medium-sized enterprises are now served solely by Business Centres. This new structure is supported centrally by two new departments, the Central Collections Division and the Central Branch Approval Division.

The Bank maintained its leading position in the retail banking sector in 2005 and laid the foundations to further strengthen it by promoting improved and innovative products through an extensive network of branches and alternative distribution channels, such as the Internet, call centres and automatic teller machines (ATMs).

With the Group determined to increase its profitability and maintain its leading position in deposits and loans, its priorities in the retail banking sector focus on:

- introducing new, flexible products tailored to the needs and preferences of customers at every stage of their lives;
- constantly reviewing and upgrading existing products in order to create additional value for customers and increase customer satisfaction;
- using technology to collect, store and analyse all data relating to the existing customer base;
- providing quality customer service based on the Programme of Excellence. This programme relies on training, motivating and rewarding staff with the objective of cultivating values which help to improve their people skills.

Our retail banking policy is centred on creating user-friendly, accessible and flexible products responding both to general requirements and the specific circumstances of each individual customer. Emphasis was given to the "flexibility" aspect of repayment methods, especially in the case of mortgage loans, where customers agree a repayment plan with the Bank geared to their budget and requirements.

Concerning communications, we focused on creating and projecting simple, comprehensible advertising messages which promote these product features (user-friendly, accessible, flexible), thereby strengthening the image of the Bank, which is the retail customer's first choice for banking products and services.

The revolutionary "loan by phone" was given a memorable product launch in 2005. Based on what was approach for Cyprus, consumers were for the first time in a position to apply for a personal loan of up to C£5.000 by telephone, receive an immediate response and receive the funds the same day. The Cypriot public responded in large numbers, with the Direct Banking call centres taking hundreds of applications from the first day, which were processed immediately with the help of the improved system put in place for the purpose.

We conducted a systematic and highly visible campaign to promote our mortgage loans by introducing new products and features, such as mortgage loans in euro, mortgage loans for young people aged 18-30 with 40-year repayment period and payment holidays (up to two instalments a year, capped at a maximum of 24 deferred payments over the term of the loan). We also focused on providing finance to non-residents for buying property in Cyprus. The public responded well to the new, flexible Bank of Cyprus mortgage loans, which can be tailored to specific needs and each individual customer's personal circumstances.

Bank of Cyprus announced the abolition of flat rates on hire purchase loans in October 2005. This innovative move changed the market for car finance and other items bought on hire purchase. The abolition of the flat rate system changed decades of financing practice in Cyprus; Bank of Cyprus abolished the traditional method of up-front charging of interest on a hire purchase agreement and, as with all other loans, now bases its calculations on a variable rate of interest (basic + margin) on the daily balance.

Continuing with its efforts to attract young customers, especially newcomer to the market, the introduction of the innovative "generation" range of products and services for young people was completed in 2005. The generation range comprises specialised banking products and services designed to meet the specific needs of children, teenagers and young people at every stage of their life. The generation range consists of three groups of products, two of which (generation KIDS and generation YOUTH) were launched on the market in 2004, with the third (generation TEENS) being successfully introduced in 2005.

The three groups of generation products are:

- generation KIDS for children aged 0-13 years
- generation TEENS for teenagers aged 14-17 years
- generation YOUTH for young people aged 18-30 years

Education loans were promoted for three months, from June to August. These loans are designed to help our customers finance their children's studies, both in private secondary schools and higher education. With the most flexible plans which can be tailored to any customer's circumstances, we gained a considerable share of the market and significantly increased our sales of these specialised loans.


C£mn.
400
300
200
100
0
1997
1998
1999
2000
2001
2002
2003
2004
2005

Bank of Cyprus is now an established pioneer in the card sector, well ahead of the competition in terms of market share with its dynamic approach to new products. In line with the Group's strategy to cover market requirements as comprehensively as possible, Bank of Cyprus introduced the JCC Express service and an interest-free instalment scheme, which are designed to attract "low" and "high" value transactions. The launch of prepaid generation TEENS American Express cards for teenagers aged between 14 and 17 was also a huge success. Turnover from 1997 to 2005 has risen steadily as a result of effective account management and the confidence shown by cardholders in the products and services offered to customers by the Card Centre. Bank of Cyprus currently issues VISA, MasterCard, Diners Club and American Express cards.

The further penetration into the retail banking market for small-sized businesses and the self-employed, has been set as a strategic objective and preparations for this are under way. As a result, the Bank has started to change the credit risk assessment, using a simpler method which encapsulates the new approach. At the same time, new standardised, prepriced products have been introduced in a bid to offer integrated, direct, flexible solutions to the self-employed and small-sized business wishing to expand their businesses.

In the deposit product sector, the Bank is already offering a complete range of products that combine options which meet customers' every need (option of fixed or variable interest rate, interest paid at beginning or end of the deposit or monthly). In addition to traditional deposit products, the Bank reintroduced the particularly successful 8-day notice bonus account with a term of 15 months, which combines flexibility with a good return and a bonus.

Alternative Distribution Channels

Bank of Cyprus offers customers the ability to conduct their banking transactions easily, quickly and securely 24 hours a day, seven days a week via the Internet, telephone, mobile telephone or ATM, using the Direct Banking service. The services/transactions available are reviewed and upgraded on a regular basis in order to provide optimum customer service.

The following innovative products and services were introduced in 2005:

- the pr@xis service, which allows instructions for letters of credit, bills for collection and letters of guarantee to be placed via the Internet 24 hours a day;
- loans of up to C£5.000;
- telephone credit card applications;
- Direct Mail, a highly confidential and secure way of sending messages between customers and the Bank via Internet Banking;
- transfers between accounts in foreign currency;
- *central call centre, including service for card-related matters;*
- additional electronic products with the introduction of generation TEENS and generation KIDS;
- telephone applications from retailers for hire purchase loans for their customers.

The Direct Banking service received a "Recognised for Excellence" award from the European Foundation for Quality Management (EFQM) in April 2005. This distinction makes Bank of Cyprus the first company in Cyprus and the first bank in Cyprus and Greece to earn this award.

Increasing use is being made of alternative distribution channels, as evidenced by the growing number of subscribers to Direct Banking (40% increase in new subscribers in 2005 compared with the corresponding figure in 2004) and the number of transactions effected via alternative distribution channels (40% increase in the number of transactions in 2005 compared with the corresponding figure in 2004). Bank of Cyprus continues to improve the security of Direct Banking channels (Internet, telephone) and has added yet another security level for money transfers to third parties by introducing the Digipass system for all transfers to third parties using Direct Banking channels. This move has put Bank of Cyprus ahead of the competition in terms of security.

In 2006, we are planning to extend the hours during which customers can make transfers from and into foreign currencies via the Internet or over the telephone, make it possible for companies to pay salaries and wages via the Internet, introduce a facility for defining electronic signature levels and introduce new Direct Banking products and services, which will be announced during the course of the year. The Bank's objective is and always will be the provision of optimum customer service. At the same time, the number of Direct Banking subscribers and transactions is expected to increase significantly.

Small and Medium-Sized Enterprises (SMEs)

SME Sector

Given the considerable importance that the European Union (EU) attaches to small and medium-sized enterprises (they account for 99% of all companies in the EU and are a basic source of new jobs), the Group continues to upgrade its financial service infrastructure for this particular sector, the objective being to maintain the Group's leading position and improve the profitability on sales.

The Bank is determined to acquire global expertise and apply it to its entire range of Group services. Therefore, as well as improved customer service, it made use of the valuable experience gained mainly in Cyprus and Greece from similar services to successfully set up 17 SME Business Centres in July 2005 (six in Nicosia, four in Limassol, four in Larnaca/Famagusta and three in Paphos). The Group aims to improve sales of lending products by creating specialist lending units.

Customer feedback is routinely used as an incentive to improve the quality of customer service through technological and organisational innovation. The Business Centres enjoy full technological and organisational support based on specifications designed for and applied to similar specialist Group services.

Alternative distribution channels for lending products improve customer convenience and drastically cut the cost of providing services. One recent example is the new "pr@xis" system developed and applied by the Bank's IT division in Cyprus, which is available via Internet Banking. This system allows commercial transactions (e.g. letters of credit, bills for collection, etc.) to be effected where and when the customer chooses.

Although the Business Centres were set up only relatively recently, the results achieved to date for SMEs, have been encouraging. The volume of loans granted to and deposits received from medium-sized companies over the six months to December 2005 rose by some 7-8% and the original targets have been exceeded. Customer feedback regarding the improved service provided by these Business Centres, which are attracting increasing numbers of new customers, has been very positive.

Corporate Banking

Corporate Customers

The Corporate Banking Division offers a complete range of services in Cyprus and Greece which comprehensively meets the needs of corporate customers. This Division cooperates with the other Group companies and offers both traditional credit products and integrated proposals and solutions which include specialised financial "tools" to help support and implement the company's business plan, such as leasing, factoring, project finance, investment banking and investment and insurance services.

Bank of Cyprus has consolidated its position as the leading bank in the corporate banking sector by continuously expanding its portfolio. With specialist Corporate Banking Centres in every town, the Bank is always on hand to offer flexible and effective support.

The Corporate Banking Division is spearheaded by relationship banking, the objective of which is to focus on the development of human factor in order to provide a service that will add value to the business. Careful attention is therefore paid to the selection and to the further training and development of corporate banking division staff.

Increasing sound and profitable loans and further improving the quality of the corporate banking portfolio are and always have been the cornerstones of the division's strategy.

It aims to boost lending by increasing the volume of business with existing customers and attracting new customers. In order to do so, we have evaluated and financed new areas of business activity, such as renewable sources of energy, mobile telephony, electronic security systems, industrial processing of scrap metal etc.

The quality of the portfolio is being improved by taking the additional corrective and preventative action needed to deal with the changing international financial environment and meet the challenges and demands arising from Cyprus's recent accession to the European Union. The Bank has made special preparations to comply with The New Capital Accord (Basel II).

At the same time, the Division is introducing new lending and deposit products geared to the new market conditions and the needs of corporate customers, paying particular attention to the development and use of technology and alternative service networks. The Division's officers aim to ensure that each individual customer is provided with a bespoke and constantly enhanced service.

Factoring Services

The highly satisfactory growth of the operations of Bank of Cyprus Factors over recent years continued in 2005 across the whole range of its services. Bank of Cyprus Factors increased turnover by 13% (from C£595 million in 2004 to C£670 million) by forging agreements both with existing Group customers and with new, non-Group customers.

This highly satisfactory growth in its business brought about a steady improvement in all the company's financial indicators. Profits before provisions for bad debts rose by 9% as a result of increasing turnover, higher revenue and containment of operating costs. The company's net profit after tax was up by 13%, a highly satisfactory result, bearing in mind that Bank of Cyprus Factors carried out a restructuring of its portfolio.

The key objective of Bank of Cyprus Factors is still to achieve a satisfactory and steady increase in profitability and further consolidate its leading position on the Cypriot market. The company is firmly committed to achieving a steady improvement in the quality of its services with a view to meeting all its customers' requirements. Its targets will be achieved if turnover continues to grow, healthy increases are achieved in good qualify lending and its IT systems are continually upgraded, adding value to the quality of its service provision.

Private Banking and Asset Management

Private Banking

The Private Banking Division of Bank of Cyprus has offices in Cyprus, Greece and the Channel Islands and cooperates closely with Bank of Cyprus United Kingdom, Bank of Cyprus Australia and the Group's Representative Offices in order to ensure the provision of services to customers in these countries.

The products and services of the Private Banking Division in Cyprus and the Channel Islands are targeted at high net worth individuals and institutional investors. The Division offers a broad range of international investment products, such as:

- deposit schemes covering all the main international currencies in Cyprus, Greece, the United Kingdom and the Channel Islands,
- a wide range of mutual funds managed by the Swiss bank UBS,
- innovative guaranteed capital products providing a high return without any risk of losing the initial capital invested, and
- international brokerage services for equities and bonds.

The recovery of the international (and Cypriot) stock markets, in conjunction with the abolition of exchange controls in Cyprus and low interest rates, had a very positive impact on business development and profitability of the Private Banking Division. In 2005, the Division continued to work closely with the Fund Management Division of the Group's investment banking company CISCO, which offers discretionary portfolio management services, and with CISCO's Investment Banking and Brokerage Divisions. This Division's volume of work is expected to increase even further in 2006, especially in view of the imminent implementation of Directive 2003/41/EC requiring provident and pension funds with over 100 members to take advice from accredited professional consultants.

Bank of Cyprus Mutual Funds

Bank of Cyprus Mutual Funds was incorporated in Cyprus in order to offer mutual funds combined with a high standard of personalised service. With its expertise in international mutual funds, the Group is well placed to offer the most innovative mutual funds once they are launched in Cyprus.

International Business Units (IBUs)

International Business Units have been operating in Cyprus since 1991. There are currently four units, one in each town (Nicosia, Limassol, Larnaca and Paphos).

These units continued to operate successfully in 2005, offering quality services in a highly competitive sector and making a significant contribution to the profitability of the Group.

IBUs offer flexible, adaptable services, which are designed to satisfy the needs of this constantly changing market. In this context, the recent decision to open accounts in Russian roubles and extend working hours to 6 p.m. Mondays to Fridays, as agreed with the Cyprus Union of Bank Employees (ETYK).

At the same time, IBUs continue to improve and upgrade their technological infrastructure in order to achieve greater operational efficiency. A new software system for outgoing SWIFT messages is being tested since November and is expected to be fully operational at the beginning of 2006. The new software is expected to reduce cost and improve the efficiency of the relevant operations.

Finally, regular staff training and development and higher staff numbers ensure that IBUs can provide as personalised a service as possible, despite the geographical distances and different cultures involved.

Insurance Services

General Insurance of Cyprus

General Insurance of Cyprus continued to expand its business in 2005, with gross premiums totalling C£26,3 million, compared with C£22,9 million in 2004, an increase of 15%. Of this, C£22,9 million was accounted for by business in Cyprus (2004: C£20,6 million). The report on the company's insurance business in Greece (through its branch Kyprou Asfalistiki) is contained in the section Greece-Insurance Services.

Based on sensible pricing and risk principles and the rational expansion of each line of business, the company maintains an insurance portfolio that is unique on the Cyprus insurance market in terms of composition and quality. This strategy has not prevented the company from continuing to expand, as confirmed by official statistics released by the Office of the Superintendent of Insurance for 2004, which indicate that it increased its market share from 10,8% in 2000 to 12,5% in 2004.

The company's success is due to a clearly defined policy based on a professional approach to selling insurance products using the latest bancassurance methods, exploiting the potential offered by modern technology and providing ongoing training and development for its staff.

The company launched three new home insurance products on the Cypriot market in 2005: Home Basic, Home Plus and Home Superior.

With Home Superior, General Insurance of Cyprus is again in the vanguard as far as the Cypriot market is concerned. In addition to comprehensive insurance cover, this product provides policyholders with a free 24-hour home assistance service and allows them to earn special privileges if they shop at selected home furnishing stores (Telefthia Home Club).

These products are also distributed through the Telefthia call centre as part of the company's strategy to promote consumer products other than car insurance via the Internet and by telephone.


C£ mn
22
20
18
16
14
12
10
0
11,6
13,9
15,9
18,1
20,6
22,9
2000
2001
2002
2003
2004
2005

EuroLife

The life assurance market showed encouraging signs of recovery in 2005, especially during the final quarter. EuroLife achieved good rates of growth in annualised premiums from sales of new policies, which rose by 14,3% to C£7,2 million, the highest level recorded since 2001. Total premium income was also higher, at C£43,4 million, compared with C£42,1 million in 2004.

The partial recovery of the Cyprus stock market and good returns on investments abroad helped EuroLife's investment funds achieve exceptional returns for the benefit of their policyholders. The Mixed Investment Fund and the Dynamic Fund achieved annual returns of 20% and 32%, respectively. The total value of EuroLife unit-linked investment funds exceeded C£192 million, noting a year-on-year increase of 24%.

As part of its strategy to keep improving its standard of customer service from the first contact through to maturity of the policy, EuroLife launched DigiPlan at the beginning of 2005, a computerised system for analysing objectively customers' insurance requirements at the point of sale. This enables EuroLife to record and analyse customers' particular circumstances, thereby ensuring that the policy proposed meets their specific needs and requirements. At the same time, this system allows products to be presented to customers in a standard format and provides the company with more direct information on progress regarding sales.

The year 2005 was marked by the tragic plane crash in Grammatiko on 14 August, which claimed the lives of 121 Cypriot nationals. Many of the victims were insured with EuroLife and the company acted quickly to pay victims' families the insured sums. EuroLife is expected to pay compensation totalling C£1,3 million as a result of this accident, although the impact on the company's financial results will be cushioned because of suitable reinsurance cover. Increases in sales of new policies, the recovery in investments and cuts in expenditure helped to bring about very satisfactory overall results for EuroLife in 2005. At C£ 8,8 million, net profits after tax were well up on 2004 (+58%).

Investment Banking

Cyprus Investment and Securities Corporation (CISCO)

CISCO offers brokerage, fund management and investment banking services in Cyprus. Despite mergers between competitors, CISCO's brokerage division increased its market share to 13,9% in 2005, compared with 10,0% in 2004 and 7,1% in 2003. As a result, it ranks as the second largest brokerage house on the market in 2005. Further expansion of the customer base through the CISCO online system on the Internet contributed to this improvement. CISCO broadened its range of brokerage services in 2005 by offering global brokerage services, and it also stepped up its collaboration with Kyprou Securities enabling orders to be received and transmitted to the Athens Exchange online.

Given the lack of equity issues on the primary market and the lack of new listings on the Cyprus Stock Exchange, the Investment Banking Division focused on rights issues, bond issues and financial planning, corporate restructuring and business plan consultancy services. On the primary market, the company successfully acted as lead manager for companies listed on the London AIM.

The company's Fund Management Division expanded its already wide range of institutional and personal customers. Following the liberalisation of capital movements, the Fund Management Division now works closely with the Bank's Private Banking Division to offer an extensive range of products and services which cover the international stock markets and include discretionary fund management.



All CISCO divisions continued to cooperate with the Private Banking Division in 2005, achieving significant two-way synergies in business development and customer service.

The company's main strategic objective is still to maintain its leading role in its three sectors of activity, strengthen its links with the Athens Exchange in view of the introduction of a common trading platform between the Cyprus and Athens Stock Exchanges and achieve satisfactory profitability. A business development action plan was introduced in 2005 in order to help the company achieve its objective, which is centred on increasing turnover, expanding its customer base and exploiting two-way synergies with the Group.

BOC Ventures

With the venture capital market in recession, BOC Ventures has stopped all new investments and is gradually reducing existing investments.

Property Development and Management

Kermia and Kermia Properties & Investments

Kermia and Kermia Properties & Investments specialise in selling, developing and managing properties in Cyprus. At present, Kermia's business is concentrated mostly in the town and province of Nicosia and Kermia Properties' business is concentrated in the town and province of Limassol. Both Kermia (including the Kermia Beach Hotel) and Kermia Properties made profits after tax of C£1,1 million in 2005.

Kermia Properties has a substantial property portfolio in the town and province of Limassol. Some of the properties are already being developed, while others are scheduled for development in the immediate future. Sales of properties by the two companies totalled C£5,5 million in 2005, of which C£2,2 million were accounted for by buildings and real estate and C£3,3 million by work in progress. Sales of buildings and real estate by both companies over the next three years are expected to total approximately C£23 million (C£4,5 million accounted for by buildings and C£18,5 million by work in progress). The increase in the volume of sales will result in a commensurate increase in the companies' profits.

The significant increase in property prices in 2003 and 2004 caused demand to fall, especially for investment properties. This fall in demand was exacerbated by the ever-increasing number of individual and corporate developers, resulting in stiffer competition, although buyers dealing with Group companies can count on receiving their title deeds unencumbered.

Kermia Hotels runs the Kermia Beach Bungalow Hotel Apartments in Ayia Napa. The location and type of complex are attractive to families with children, which results in a high level of repeat business from both Cypriot and foreign visitors.

Human Resources Division

Employment/Recruitment

At 31 December 2005, the Group's staff numbers totalled 3.335 in Cyprus, compared with 3.368 in 2004. This slight drop results from the maintenance of our policy of keeping recruitment costs down.

Assessment

Staff are assessed once a year through an annual assessment system, the basic aim of which is to improve staff performance, increase their productivity and facilitate their personal and professional development.

Assessment System

The Bank has made a number of changes and improvements to the annual staff assessment system. These changes will take effect at the beginning of 2006.

The basic parameters taken into account when implementing the changes were:

- the need to improve the way in which the Bank's targets and strategic objectives are achieved;
- the need to provide all supervisors and managers with simple, non-bureaucratic procedures to give them maximum help and support in the difficult job of managing staff performance, and
- the need to satisfy the staff's personal objectives and bring them into line with the Bank's objectives.

The system is basically designed to:

- assess staff performance against their work targets for the past year and set work targets for the following year. Work targets are derived from employees' job descriptions and focus on their main area of activity. Work targets are discussed and agreed between the assessor and the employee during an assessment interview and must be as specific and quantifiable as possible and have a timetable for completion;
- assess staff performance against certain basic parameters which the Bank considers important for all staff at all levels, as reflected in its strategic objectives. Staff performance is assessed in terms of parameters such as job expertise, business development, customer guidance, results, cooperation with team members, adaptability, flexibility, etc.;
- allow a personal development programme to be prepared for each employee on the basis of the staff performance assessment. The programme includes specific actions to improve the employee's personal and professional development and must be completed by the end of the year.

The success of the assessment system depends to a large extent on the assessors; as a result, all of them are required to complete a specially devised training programme before the annual assessment process begins.

Assessment Centres

These centres are attended every year by a large number of office staff who consistently perform well in their job and show the potential for taking on additional duties and responsibilities as team managers.

Assessment Centres primarily assess the managerial skills of participants through a series of exercises that simulate the working environment of a team manager of the Bank.

Participants are assessed using a variety of techniques in order to ensure that as many of their skills as possible are covered, thereby enhancing the reliability of the results. A personal development programme is prepared on the basis of the candidate's results at the Assessment Centre.

360° Assessment

Over the last five years, Bank of Cyprus has used a 360° assessment method to assess its managers. Initially this method was used to assess senior managers, but the procedure has been extended over the last two years to include middle management. This method involves collecting information on each person from various sources, such as superiors, subordinates and other colleagues and using the results to prepare a development programme.

The most important benefits of 360° assessment include:

- a more complete picture of management staff skills compared with standard assessment systems based on only one source of information (superior), and
- staff development based on feedback from colleagues.

Various studies have shown that feedback from colleagues and subordinates is more effective in motivating employees who are being assessed to improve their performance and is considered by employees to be fairer and more reliable than feedback from superiors.

Promotions

The purpose of the promotions system is to meet the operational needs of the Group and provide it with suitable employees who are able to help the Group achieve its targets and objectives. Candidates for promotion are examined at the recommendation of their superiors. Recommendations and final assessment of candidates are based on specific criteria aimed at ensuring that the employees with the best skills and potential are promoted. These criteria are graded as follows:

- performance at work
- academic and vocational skills
- experience in the Group
- potential
- banking background

The promotions system is due to be revised in 2006 in order to make some of the procedures used to examine and assess candidates for promotion less time-consuming and less bureaucratic, without of course compromising their validity and effectiveness.

Training and Development

The Training and Development Division was reorganised in the course of 2005 and moved to the Group Training Centre under new management. The Division's objectives were set so that seminars can be scheduled more flexibly and to meet the staff's different training requirements. As always, a large number of seminars were arranged both in-house and with external associates, covering both technical and personal development topics.

Information Technology Division

In 2005, the IT Division's activities were marked by the rapid changes and challenges created both by the ambitious targets set by the Bank's new top management and the Bank's obligations towards the European Union (EU) and the Central Bank.

With this in mind, the IT Division focused on: (1) developing infrastructures and services to implement the new customer-oriented strategy, (2) offering superior innovative products and services with added value for the customer, (3) improving synergies with Bank of Cyprus Greece and (4) supporting more effective credit risk management, transposition of directives and meeting EU and Central Bank requirements. The new customer-oriented strategy, with the emphasis on providing a fast quality service to each and every customer, brought about a series of changes to the structure and modus operandi of the service network, with procedures being restructured and priorities revised. As this strategy was applied, the IT Division implemented a series of projects designed to:

- reorganise the modus operandi of the branches;
- create 18 new business centres for small and medium-sized enterprises;
- relieve the customer service network of time-consuming back office work which detracts from their tasks of providing a high quality service and promoting sales.

Taking as its basis a broader definition of the concept of "customer" (i.e. including everyone involved in the Bank's complex production procedures as a customer), the IT Division adopted the basic principles of a customer-oriented policy, in order to ensure that they receive a fast high quality service. A large part of the Division's work focused on providing applications and solutions to these customer groups, thereby relieving them of some of the time-consuming back-office work.

One example of this is the new innovative ATM Automated Accounting Reconciliation implemented in close collaboration with the Card Centre and branch network. This new system relieves branches with ATMs of the daily process of checking and reconciling the ATM cash drawer.

The IT Division extended its activities to supporting centralised services and, at the same time, relieved the network of time-consuming procedures with the successful rollout of a specialised accounting system used to monitor retail banking customers with arrears. The new Central Debt Collection Division now monitors customer products in all branches and automatically picks out customers with arrears and channels them to the Central Collections Division for specialised individual customer treatment. The IT Division's work to centralise services and relieve the network of time-consuming procedures includes providing central payroll functions to companies and monitoring customer debentures.

As part of its commitment regarding the implementation of the Bank's next major strategic objective of standardising the modus operandi of banking units beyond geographical borders, the IT Division took steps, in conjunction with Bank of Cyprus Greece, to implement the first pilot synergies in the technology sector. At the same time, preparations were made to unify systems and launch projects that will make use of technology and existing infrastructures to support a uniform method of executing and organising operations.

In this context, the procedure to centralise the Group's SWIFT systems has already begun. With the support of modern high-tech systems, the SWIFT Management Division based in Cyprus will handle all the Group's SWIFT messages (both incoming and outgoing). There are also plans to introduce disaster recovery procedures for the SWIFT system in Greece which will ensure that the systems function continuously and without interruption. Examples of these synergies are the planned joint ATM system platform between Greece and Cyprus and the joint systems for incoming and outgoing remittances.

Projects were carried out in the system and transaction security sector in order to boost the security of Internet Banking by introducing a new password policy and automated recording of certain subscriber actions. As a result, the system does not allow deactivated codes to be reactivated and cancels codes after a specified period of time.

In the same context, a secure procedure was introduced to allocate code numbers to customers for payment orders by facsimile. Under this procedure, customers are given a Vasco Digitals device with a code creation option and digital signature option. A unique code is created for each customer and for each customer payment order. The payment order code includes the amount of the order, which is entered by the customer in order to create the code.



The IT Division made the most of the technological potential available by introducing the new innovative pr@xis system, which puts Bank of Cyprus (the first bank to introduce this service) ahead of the competition. This new system has a facility which makes it easy for customers to request information on the status of all commercial transactions in a secure environment, to pass on instructions to execute banking deeds, such as letters of credit, bills for collection and letters of guarantee, and to give instructions for new credit to be granted at any time of the day from anywhere in the world.

In addition to the work described above, the IT Division helped to ensure that Bank of Cyprus responded to all its obligations towards the EU and the Central Bank of Cyprus on time.

Like every bank in the world, the Bank must meet the requirements of the New Capital Accord (Basel II) and the corresponding EU directive (CAD 3).

The IT Division, in close cooperation with the Credit Risk Management, Operational Risk Management and Market Risk Management Divisions, has launched a series of projects aimed at implementing changes required for to the adoption of this directive.


Τράπεζα Κύπρου Bank of Cyprus

Greece

Review of Group Operations

Retail Customers and Small and Medium-Size Enterprises

Retail Banking Division

Bank of Cyprus Greece continued in 2005 to improve its competitive position in the domestic market by:

- extending its network of branches, which now number 110;
- significantly increasing its market share of loans and deposits with retail customers, and
- creating and launching innovative products, while at the same time improving its corporate image.

In the retail loan (especially mortgage loan) sector, Bank of Cyprus took advantage of the strong economy to set the pace on the market with its "diko mou" (mine) mortgage, generating an exceptional annualised increase of 67% against a rise of 33% for the market as a whole. There was an equally impressive surge in consumer credit compared with 2004 (+50%). These volumes produced an annualised increase of 25% in its share of the mortgage market and 17% in its share of the consumer credit market.

Total deposits were up by 17% to €6,72 billion. This increase was achieved mainly as a result of attracting new customers to the high-return deposit products offered as standard by Bank of Cyprus, which have helped to establish it as one of the preferred institutions offering savings accounts to the Greek public.

The Bank focused both on enhancing the quality of customer service and supporting its internal units. The Customer Relationship Management (CRM) Division continued its fast expansion in 2005 (see Informational CRM and Operational CRM below).

Informational CRM creates the infrastructure needed to make use of information available at the Bank's various IT systems, i.e. it collates and processes information and generates reports on all the Bank's products (loans, deposits, cards, etc.) both at a central level (headquarter administration) and on request from the Bank's divisions and branches. This optimises support for decision-making by the top management and at the network level.

Operational CRM is an application installed at branches which gives an overall picture of customer relations with the Bank and also supports transactions, product strategies etc.

The volume of business generated by the Card Division of Bank of Cyprus Greece continued to grow rapidly at a rate which is several times higher than that achieved by the Greek market as a whole.

The steady stream of new products added to the Bank's card portfolios, coupled with effective marketing to attract new customers, resulted in an increase of over 20% in the number of credit cards and company cards, in a year in which there was virtually no increase at all in Greece. As a result, outstanding balances on loans rose by 47%. Finally, both the number of debit cards and the transactions carried out through them increased by approximately 25%.

The Bank introduced a prestigious new MasterCard Gold credit card in Greece in 2005, which is offered to selective customers.

Small and Medium-Sized Enterprise Division (SME)

The SME Division in Greece provides services to medium-sized enterprises through 59 Business Centres in six regions throughout the country. Given the importance of SMEs to the Greek economy and increased efforts being made by all the banks to extend their activities in the SME sector, the Bank plans to open at least another five new Business Centres in 2006. This will provide very satisfactory coverage across the whole of the country.

The Bank's comparative advantages in the SME sector result from the specialist service offered by the Business Centres as well as the speed and flexibility of their operations, all of which create a special relationship with the customer. With its comprehensive IT structure, its specialist staff and extensive network of Business Centres, the Bank has the perfect infrastructure to meet all the needs of SMEs.

The loan and factoring products used to finance this sector totalled €1.970 million in 2005, an increase of 24% compared with 2004.

Alternative Distribution Channels

Alternative distribution channels in Greece include banking via the Internet, telephone and ATMs.

Bank of Cyprus Greece's ATM network comprised 147 cash machines at the end of 2005, 112 of which are installed in branches, the remaining 35 being off-site ATMs located in companies, department stores, bus stations, hotels, public places etc.

In addition, customers can use the Internet Banking facility to check account balances and statements and carry out transactions such as transfers, payments and stock exchange orders. The Internet Banking website is visited by more and more registered users every month (at a rate of increase of just under 50% compared with 2004).

The Phone Banking Division provides authorised users with the ability to carry out a wide range of banking and stock exchange transactions and obtain information on the Bank's products and services. The Loan by Phone division takes calls from people requesting information or submitting loan applications. These two services together took over 120.000 calls in 2005.

Corporate Banking

In the year 2005, the Corporate Banking Division in Greece reogranised itself in order to cope with the economic environment and outlook in Greece and stiff competition in the banking sector. Changes were made to the Division's structure and modus operandi, with the objective of staffing it more sufficiently and increasing its efficiency and productivity.

The Corporate Banking Division started to implement its strategic plans in 2005, focusing on sound corporate enterprises and paying careful attention to proper credit risk assessment and close monitoring of progress in business relations. This, together with excellent service and an individually targeted approach to customer needs, is improving the Bank's already dynamic position in this sector and creating a profitable and high quality loan portfolio.

Insurance Services

Kyprou Asfalistiki

General Insurance of Cyprus operates in the Greek insurance market through its branch registered under the name of Kyprou Asfalistiki. Since it was established about three and a half years ago, Kyprou Asfalistiki has grown dynamically both in terms of the volume of insurance business generated and profitability. It has also built up insurance reserves of €4,2 million from own sources of income.

Kyprou Asfalistiki offers all general insurance services with the exception of motor insurance and insurance relating to legal protection, letters of credit and warranties. Its main objective continues to be the provision of insurance services to Bank of Cyprus customers based on the creation of a comprehensive range of products, which are user-friendly in terms of both language and format and which can be tailored to meet the specialised requirements of certain sectors of the market. Products are marketed to the Bank's customers through the branch network. For the more specialised customer requirements, the network is supported by customer service officers.

The main policy of Kyprou Asfalistiki is to maintain the high level of professionalism of its officers and apply a customer-orientated approach to management which ensures that it can offer Bank of Cyprus customers the best possible insurance service.

In 2005, Kyprou Asfalistiki generated gross premiums of €5,4 million, an increase of 34% against 2004 (€4 million). This compares with an average increase of 5% on the Greek general insurance market as a whole. The branch recorded profits of €717.000 over the same period, up from €450.000 in 2004.

The objective of Kyprou Asfalistiki over the next three years (2006-2008) is to maintain high rates of growth in both production and profitability and hence strengthen its position on the Greek insurance market.

Kyprou Zois

Kyprou Zois operates as a branch of EuroLife in the life assurance market in Greece. Kyprou Zois relies on bancassurance methods, exploiting the huge potential for cross-selling to the Bank's customer base.

Kyprou Zois offers life assurance policies on all types of Bank of Cyprus loan products for private individuals and business clients. The insurance products linked to mortgage, business, consumer and personal loans and credit cards have a very high level of market penetration. Independent products have also been created for pension planning and with children as beneficiaries and these are being marketed through Bank of Cyprus branches by specially trained officers and also using direct marketing to target the Bank's customer base.

The aim of marketing the business of Kyprou Zois through the Bank's established distribution network, based on methods which are an extension of those used for banking products, is to provide integrated financial services to the Bank's customers and consequently keeps Kyprou Zois sales costs down. Proper application of these principles has made Kyprou Zois one of the most profitable companies on the Greek insurance market.

Special attention was paid to improving the operational systems of Kyprou Zois in 2005, in order to provide the Bank's branches with the best possible assistance in marketing insurance plans. Far-reaching campaigns targeting the Bank's customers are planned for 2006 and will be carried out with the help of the Bank's CRM structures and alternative channels.

Leasing

Kyprou Leasing

Nine years after its incorporation, Kyprou Leasing is now one of the three biggest leasing companies in Greece, with a market share of over 18%. This achievement is largely due to the provision of a fast and efficient service aimed at the company's rapidly expanding client base, while satisfying customers' diverse requirements has been centred on a policy of maintaining and improving existing services.

Extending the branch network of Greece, Bank of Cyprus has made a significant contribution to the success of the company, which had to meet the challenges of an exceptionally competitive market. With more information desks for businesses, Kyprou Leasing made good use of its widely recognised name and gained an even greater competitive advantage on the market, and with Customer Service Desk offices in Thessaloniki, Larissa, Patra and Crete to deal with leasing applications from branches and business centres throughout Greece, Kyprou Leasing is on hand to respond immediately to customers' requirements.

Kyprou Leasing increased its lead in the vendor leasing sector last year by entering into contracts with important new suppliers of strong brand names. It also succeeded, by simplifying and streamlining the procedures involved, in maintaining its reputation as the leading name for heavy goods vehicles, medical and printing machinery and construction machinery. The steady flow of property sale and leaseback contracts which started when capital gains tax was abolished on these contracts in 2004 continued in 2005, with the specialist skills and wealth of experience of our officers in this sector facilitating the processing of customer applications. Finally, the imposition of VAT on property with effect from 2006 will generate renewed momentum for further expansion.

As part of the planned expansion of the Bank of Cyprus Group to the Balkans and Russia, reflecting the trend among Greek credit institutions to expand into these countries, Kyprou Leasing is also making every effort to gain a foothold in these new markets. With its high standard of technical know-how and experienced officers, it aims to establish a strong presence and reputation.

The strategy planned for the coming year is to:

- further broaden the company's client base;
- take advantage of new opportunities created by the expansion of Bank of Cyprus in Greece, Russia and the Balkans;
- further increase its market share and maintain current high levels of profitability and low levels of default.

Factoring Services

Kyprou Factors

Kyprou Factors Division has managed in just under four years during which it has been fully operational to establish itself as one of the three leading companies/divisions in this sector, with a market share of approximately 15%.

Its success is due mainly to the division's comparative advantages which are as follows:

- the Bank's excellent know-how and long-term experience in factoring in both Greece and Cyprus;
- the Division's structure, which ensures that it provides a high standard of fully functional services;
- ongoing investment in leading-edge technologies which facilitate customer transactions;
- the professionalism and skills of the Division's officers;
- close collaboration between the Division and the Bank's network.

The objectives of Kyprou Factors remain unchanged: to increase both profitability and market share, without sacrificing the high quality of service provided. In order to achieve these objectives, the Division's expansion strategy is based on closer cooperation with Bank of Cyprus branch network in Greece with respect to small and medium-sized enterprises and corporate customers and increasing the volume of international factoring work.

Kyprou Factors also intends to keep upgrading the services provided and minimise the Division's and its clients' operating costs by introducing leading-edge technology and creating innovative products.

The Division's software system was further developed and upgraded in 2005 and is now one of the most modem in the market. The project to introduce e-Factoring, on-line connection of customers with the Division, was largely completed during the year.

In 2006, Kyprou Factors intends to:

- increase its profitability and market share by increasing its customer base, while ensuring that its portfolio remains sound;
- further increase the volume of international factoring work, with the medium-term objective of establishing the Division as the leader in this market in Greece;
- upgrade from associate to full member of Factors Chain International, an international association of factoring companies and divisions, now that it meets the relevant international turnover criteria under the two factors system;
- complete the IT upgrade programme, which will help to reduce operating costs and optimise the services provided.

Private Banking & Asset Management

Private Banking

The Private Banking Division in Greece now works with the largest international investment houses to provide a wide range of specialised investment products and access to the international bond markets and all foreign stock markets. It offers Greek mutual funds and mutual funds managed by the Swiss bank UBS, structured products of Man Investments Ltd and other products and access to the foreign exchange market on a 24-hour basis.

The aim of the Private Banking Division is to offer a strictly personalised service tailored to the needs of each individual investor. The Division's expansion policy is based on establishing customer service teams which are on call to provide services to customers throughout Greece.

Kyprou Mutual Fund Management Company (AEDAK)

Kyprou Mutual Fund Management Company maintained its high rankings in each performance-based category in 2005.

The Kyprou Domestic Greek Dynamic Mutual Fund ranked 3rd out of a total of 61 mutual funds, with a return of 37,7%, the Asset Allocation Mutual Fund ranked 6th out of a total of 26 mutual funds, with a return of 18,6%, the bond mutual fund ranked 5th out of a total of 32 mutual funds, with a return of 1,9% and the equity Mutual Fund ranked 32nd out of a total of 61 equity mutual funds, with a return of 29,4%. The mutual funds managed by Kyprou AEDAK totalled €104 million.

The objective of the company's investment strategy is to achieve higher than benchmark returns with the lowest possible level of investment risk.

The strategic objective of Kyprou AEDAK for 2006 is to intensify its efforts, with the aim of expanding its client base and increasing the size of the mutual funds managed.

Brokerage Services

Kyprou Securities

The brokerage sector continued to consolidate in 2005, with the number of active members of the Athens Exchange falling to 78 (from 83 in 2004). As a result of the improved trading conditions, coupled with the significant activity by foreign institutional investors on the Greek market, the average daily volume of transactions rose by 47% and helped the ten largest brokerage houses to maintain control of the market.

Despite stiff competition and the company's conservative profile, Kyprou Securities recorded sizeable increases at all levels in 2005, the volume of transactions growing by 119%. As a result, its ranking improved from 38th in 2004 to 21st in the year under review. The objectives of Kyprou Securities in 2006 are to maintain the same high levels of growth, improve its competitive position, broaden its customer base, work more closely with the other Group companies and divisions and open an institutional investor and foreign market division. The proposed common trading platform with the Cyprus Stock Exchange to be rolled out in 2006 will strengthen cooperation with CISCO.

Human Resources Division

Bank of Cyprus Greece recruited 353 new employees between 1 January and 31 December 2005, while 144 employees left the company and its subsidiaries. Bank of Cyprus Greece and its subsidiaries had a total of 2.419 employees at 31 December 2005.

Training provided for all members of staff is divided into main seminars for office staff and skills development seminars for managerial staff. 340 seminars totalling 1.563 hours were attended by 4.040 employees. 39 skills development seminars totalling 128 hours were attended by 608 managerial employees.

Bank of Cyprus Greece continued to use its well structured annual assessment system in 2005. The main criteria of this system are the qualities shown by the employee being assessed and the Group's overall culture. Assessment is designed primarily for development purposes; the potential of each employee assessed and the areas for improvement are identified on the basis of extensive discussions with the immediate superior and then the manager. The ultimate objective of the assessment system is to help employees develop their skills and guide them towards a successful career with the Bank.

The Bank also uses Development Centres as another staff assessment tool for those with the qualifications to assume positions of responsibility in the future. The Development Centre procedure is applied at regular intervals to both office and managerial staff, with a view to identifying and promoting new officers.

The promotions procedure is based primarily on the criteria of performance, skills, academic and professional qualifications, banking background and seniority. The Group places particular emphasis on by performance and output, in keeping with the more general approach to staff assessment at the Bank of Cyprus.

The employee incentive, motivation and satisfaction system in place at Bank of Cyprus Greece now includes mentoring arrangements, which were introduced during the year as an additional tool for motivating and developing staff and confirm the Bank's intention to invest in its staff over the long term. In addition, the healthy working environment, civilised working hours, library, sporting and social events and gymnasium provided by the Bank and the annual spending budget for each division, together with the Group's flexible, employee-oriented approach, motivate the staff to be creative and innovative in their work.

Finally, the system of annual pay increases is based on performance and output. This acts as a strong incentive which rewards effort and gives even very recent recruits the chance to earn a salary commensurate with their performance. The health care plan, pension scheme, company cars, mobile phones, parental leave and study leave all form part of the general staff policy applied by Bank of Cyprus Greece.

Technology

The Operations Division of Bank of Cyprus Greece made a number of strategic moves during 2005 designed to:

- extend the Customer Relationship Management (CRM) system, make full use of Informational CRM and fully implement Operational CRM, which was extended to most branches in 2005. 58 branches across all the Bank's regions were connected to the application in June 2005;
- develop the Pegasus system to create a paperless environment which works interactively with the Bank's existing loan software. Applications for loans and accompanying documentation faxed by dealers/associates are converted to electronic files (images), with automatic recognition of each type of document and each applicant's priority, and distributed on this basis to the appropriate users, thereby optimising the procedure for recording loans and the further processing and forwarding of applications between the departments involved. Finally, loan applications are filed automatically, with the facility for immediate and secure access to them from any workstation (central administration or branch);
- maintain back-up disaster recovery systems on separate sites in the Bank's two administrative buildings (two systems in Administration Building II, home to the Information Technology Division and all operations since June, and one system in Administration Building I), in order to address Operational Risks and as part of the Contingency Plan;
- for the fifth consecutive year, Bank of Cyprus Greece received the Quality Recognition Award from our correspondent bank J.P. Morgan Chase for excellence in processing international payments;
- develop and apply the new version of the funds transfer application (which Cyprus is also adopting). An upgraded version of the remittance management application has been introduced. This new application was developed in-house and is now being used by the Group in both Greece and Cyprus. The innovations which it has introduced have allowed the Bank to reduce the time needed to effect remittances to one minute. It also manages mass electronic payments of large volumes of remittances;
- develop the ATLAS system, which forwards all types of loan applications automatically and manages loans electronically (application recorded and processed, final assessment provided and persons involved notified);
- develop and apply a new General Teller System (GTS) for teller transactions. This is a simple, easy-to-use application which meets the demands of a modern, large-scale banking environment. The application helps to speed up the time taken to complete transactions by 100%, interconnects with all the Bank's other applications on a real-time basis and automatically updates the application with any changes made on the central system (commission rates, parities, etc.). The GTS has helped to double the speed of teller transactions and effectively abolished delays at teller desks in 90% of branches;
- directly provide support services for back-office transactions to each new branch anywhere in the country, thereby guaranteeing flexibility and speed as the Bank expands;
- the Bank's alternative service channels include 147 ATMs, Phone Banking and SE Trading, Internet Banking and Trading and Mobile Phone Banking and Trading.


Bank of Cyprus
Bank
of
Cyprus
Bank of Cyprus
AUSTRALIA

United Kingdom, Australia and other countries

Review of Group Operations

Bank of Cyprus United Kingdom

Bank of Cyprus United Kingdom continued to focus on banking business and managed to increase profits after taxes compared with 2004 (disregarding security revaluations), despite the stiff competition and pressure on interest rate margins. Loans to customers increased by 10%. The volume of customer deposits was low as a result of the tax amnesty in Cyprus and the European Union savings directive, but recovered at the end of 2005 with the issue of a highly attractive bond marking the 50th anniversary of the Bank's presence in the United Kingdom. This anniversary bond was successfully targeted at high net worth individuals, mainly on the UK market. Costs in 2005 were 3% lower than in 2004 as a result of tight ongoing control, while provisions for bad debts remained low thanks to recoveries.

In 2005, Bank of Cyprus celebrated 50 years of presence in the United Kingdom. Celebrations included events for staff and customers and grants to local schools, which were enthusiastically received. A short film was produced highlighting the Bank's achievements and its contribution to the community over the last 50 years.

The Bank's new flagship branch and business centre in Southgate in North London was completed in late 2005 and now houses the majority of the Bank's employees in luxury premises in the heart of the market.

As part of our ongoing commitment to cutting costs, we conducted a detailed review of operational efficiency. The output was localised by creating an enhanced credit control unit which will be responsible for organising the management of credit risks, bonds and all aspects of lending. This will allow relationship managers to shift their focus towards new generations of companies. Other localised output includes collating customer queries, enhancing and promoting banking services on the Internet and greater automation of processing activities. The existing core system was successfully upgraded in 2005 and will act as a springboard for further upgrades in 2006 to support operational efficiency plans.

Bank of Cyprus United Kingdom will develop and implement solutions on key business issues in 2006. We shall be reviewing lending charges to ensure they reflect risk profiles in order to maintain margins and achieve attractive development objectives against a background of relentless competitive pressure. The Bank will also continue to concentrate its efforts on attracting deposits of the large UK market by offering attractive rates of interest.

Bank will also continue to examine the efficiency of the branch and office network and, more importantly, it will monitor the impact the new flagship branch in Southgate is likely to have on the other branches in North London.

One basic challenge in 2006 will be to find solutions and automated processes to support the implementation of the Bank's operational efficiency strategy. This will ensure that the Bank continues to successfully contain costs in 2006 and beyond, whilst pursuing its objective of further enhancing the quality of the services provided to its customers.

Australia

Bank of Cyprus Australia has now been operating in Australia for five years. It set up a new branch last year, taking the number of branches in the network to ten, with another one scheduled to open in April 2006.

Loans to customers increased by 30% and deposits by 23% in 2005. A Treasury Division, set up in 2005, also offers foreign currency accounts.

The strategy of Bank of Cyprus Australia is to keep focusing on small and medium-sized enterprises and loans to private individuals throughout the Greek and Cypriot communities in Australia. Bank of Cyprus Australia is also developing and enhancing alternative distribution channels to improve the quality and speed of customer service.

Channel Islands

Bank of Cyprus (Channel Islands)

Bank of Cyprus (Channel Islands) offers innovative loan and deposit schemes in one of the most famous financial centres in the world. It also offers private banking services and international investment and stockbroking services. The volume of deposits held by Bank of Cyprus (Channel Islands) showed an impressive increase in 2005, far exceeding the target set at the beginning of the year.

Representative Offices

The Representative Offices maintained their successful foreign presence in 2005, a dynamic presence that includes five countries and all continents (USA, South Africa, Canada, Russia, Romania, with Ukraine to follow shortly).

These offices bridge the distances to provide Group customers with a high level of service wherever they are.

The Group has kept its promise to stay in close touch with expatriate Greeks and Cypriots and has a presence in the heart of the most active communities in New York, Toronto and Johannesburg. The Representative Offices also play a social and cultural role in preserving Hellenic culture.

The experienced and skilled officers in charge of the Representative Offices provide information on and access to the entire range of Group services in both Cyprus and Greece and are doing an excellent job of representing the Group abroad.

The Representative Offices in Russia and Romania have successfully promoted Cyprus as a service centre and international business centre. The strategic role of the Representative Offices in these countries includes the continued monitoring and evaluation of social and economic change. Their successful presence has prompted the Group to expand in both Russia and Romania where it intends to offer a comprehensive range of banking services. The Central Bank of Cyprus has already approved this decision and applications are being made to the respective central banks of Russia and Romania.


Group
Treasury
and Risk
Management

Group Treasury is responsible for the proactive management of the Group's assets and liabilities based on a strategy laid down by the Group Asset and Liability Committee (ALCO).

Group Treasury participates in the money and bond markets to manage the Group's liquidity risk, the objective being to increase profitability through the efficient management of liquid funds (equivalent to approximately 40% of total assets) and wholesale funding (equivalent to 10% of liabilities net of shareholders' equity). Liquid funds are placed mainly in interbank deposits and tradable securities. Capital is raised under the Euro Medium-Term Note (EMTN) Programme through issues in Cyprus and via the interbank market.

Group Treasury also participates in the currency and derivatives markets for effective management of exchange and interest rate risks within strict limits set by the ALCO.

Cyprus Treasury has a leading position in the Cyprus pound exchange market, banknotes market and the primary market for government issues.

Group Treasury reorganised the Division in Cyprus in 2005 in order to improve risk management and customer service. The dealing room was divided into four sections: asset and liability management, capital markets, foreign exchange trading and customer services. The process aimed at fully centralising risk management throughout the Group, so that open positions are covered centrally by Cyprus Treasury, has almost been completed.

There are plans to increase the EMTN programme funding from €1 billion to €1,5 billion in 2006 and to set up a €500 million Euro Commercial Paper programme to meet the short-term borrowing requirements of the Bank in Greece.

As far as Group Treasury operations are concerned, risk management is expected to be fully centralised in 2006 and the Settlement Department system in Cyprus will be upgraded.

Group Treasury also aims in 2006 to create and promote new products at Group level in collaboration with the customer service network.

Like every bank in the world, one of the challenges faced by the Group is meeting the requirements of The New Accord (Basel II) and the corresponding EU directives (CAD 3).

In preparation for the introduction of these directives, the Group now has three suitably staffed divisions to manage the main risks faced by banks on the basis of the Basel directives, namely, (a) credit risk, (b) operational risk and (c) market risk. These divisions, coordinated by a dedicated new top management committee, are developing the infrastructure needed in both Cyprus and abroad to ensure that the Group is fully prepared within the timeframe set by the authorities. The objective is to introduce specialised monitoring and measuring methods for all types of risk, in order to reduce both possible losses as a result of these risks and capital requirements. Apart from these divisions, there is also a Compliance Division, which is responsible for determining, assessing, monitoring and controlling the risks of non-compliance.

Committees have also been set up at Board and top management level to improve risk monitoring and facilitate the prompt introduction of corrective measures.

Credit Risk Management

In view of its paramount importance, the Group has adopted the latest best banking practices for the effective management of credit risk, i.e. the risk of default in its loan portfolio. This is achieved through a combination of highly trained and specialised personnel and appropriate systems.

The Group continues to focus its efforts on making further improvements to the systems for assessing the creditworthiness of existing and new customers and proper pricing of the credit facilities extended to them. One key objective and priority of the Group is to bring these systems in line with the new EU directives as soon as possible, particularly in light of the forthcoming implementation of the Capital Requirement Directive (CRD). The aim is to implement firstly the standardised approach for measuring capital adequacy while at the same time laying the foundations for the implementation of the IRB approach. The objective is to develop an integrated system for measuring and managing credit risk across the Group's entire loan portfolio, which will combine an assessment of the borrower's credit worthiness (probability of default) with the security offered (loss given default). Such a system will facilitate a more accurate calculation of potential bad debts and the capital requirements under the relevant regulatory guidelines. The prime objective continues to be the uniform treatment of credit risk in all banking units of the Group in Cyprus, Greece, the United Kingdom and Australia.

Measurement and Assessment

One important aspect of credit risk management is the continuous development of new and the upgrading of existing systems for assessing the creditworthiness of Group customers. In addition, the existing credit scoring systems for new customers and the behavioural scoring systems for existing customers in the retail banking sector as well as the MRA application (Moody's Risk Advisor) for medium-sized and corporate enterprises are continuously upgraded, so that all risks undertaken by the Group can be more carefully assessed and monitored.

Loan Sanctioning Policy

The Group has set specific limits at each loan approval level which are exercised by qualified officers or committees based on a number of conditions and criteria. Credit policies for each market/sector depend on an evaluation of the credit risk and changing economic environment. A continuous analysis and assessment of the key economic indicators as well as the Group's loan portfolio is conducted. The branch network and business/corporate centers are regularly given specific guidelines by Head-Office for achieving healthy and steady growth of the Group's loan portfolio. Relevant instructions are also issued to ensure that pricing reflects the risk undertaken by the Bank on a customer basis.

Efficient Management, Monitoring and Control of customer Advances

The ultimate objective of the efficient management of the Group's loan portfolio, is for prompt corrective action to be taken as soon as customer debit accounts become irregular i.e. as soon as they exhibit excesses/arrears. For this objective to be achieved, an automated collection/settlement system has been introduced in the retail banking sector for the efficient and timely handling of such irregular accounts. At the same time, the corporate loan portfolio and the loan portfolio of medium-sized businesses are closely and systematically monitored and controlled centrally as well as regionally by specialised Group departments and appropriate corrective action is promptly taken on a case by case basis. Additionally, accounts in definitive arrears (recoveries) are handled efficiently at both central and regional level.

On 1 January 2006, the Central Bank of Cyprus introduced a directive implementing new, stricter regulations regarding Non-Performing Loans. Based on this, all unsecured loan accounts with arrears in excess of three months (rather than in excess of six months under the regulations which applied up to 31 December 2005) as well as connected customer debit accounts (with certain exceptions) are classified as non-performing, as from 1 January 2006.

Market Risk Management

Group Market Risk Management (GMRM) is responsible for measuring and monitoring the following risks within the Group as a whole:

- market risk
- liquidity risk
- credit risk with correspondent Banks
- country credit risk

The Group Asset and Liability Committee (ALCO) sets out the policy for the management of these risks and approves the level of acceptable risk and the limits, which are ratified by the Board's Risk Committee.

The monitoring of market risks at Group level is carried out by GMRM officers in the various countries in which the Group trades, who report directly to the GMRM. These officers are responsible for monitoring risks on a daily basis and reporting any breaches to GMRM. GMRM is authorised to tolerate minor limit infringements. More serious violations are reported to the relevant General Managers daily, to the ALCO monthly and to the Board's Risk Committee quarterly.

The asset and liability management application was used in 2005 to measure the Bank's interest rate risk and liquidity risk on a daily basis.

Market Risk

The market risk is the risk of losses caused by fluctuations in market prices (primarily interest rates, exchange rates and equity prices). This risk may arise from trading transactions and as a result of asset/liability management. The majority of these risks are concentrated in the treasury division.

The ALCO has defined a specific strategy which comprises a wide range of limits, including strict open position limits, in order to manage fluctuations in interest and exchange rates.

More specifically, interest rate risk is managed using maximum loss limits set for each banking unit of the Group. There are separate limits for the Cyprus pound and for foreign currencies. The maximum loss limits apply for each year, for the first three years. They have been set as a percentage of the Group's equity (1%) and as a percentage of the Bank's net interest income (6%) and apportioned to the various banking units in the Group, mainly in proportion to their contribution to net interest income. Low limits for open interest rate positions have been set for periods of over three years.

In order to limit the risk from fluctuations in exchange rates, the ALCO has approved open position limits (there are larger limits for open positions during working hours and lower limits for positions left open overnight). The open position limits are lower than the limits set by the Central Bank of Cyprus. The ALCO has also approved maximum daily and monthly stop-loss limits for the trading portfolio on foreign exchange trades, which are monitored by GMRM. GMRM also calculates the risk from fluctuations in exchange rates on the Bank's open positions using the Value at Risk method. The Group Treasury's systems are due to be upgraded at the beginning of 2006. This will allow open position limits and stop-loss limits to be monitored in real time.

The market risk from fluctuations in equity prices is managed through limits on the maximum amounts that can be invested in shares for trading purposes as well as other restrictions, such as maximum investment limits per issuer, sector, etc.

Liquidity Risk

Group Treasury is responsible for liquidity management, in order to ensure that the Group is able to meet current and future liabilities at any given moment and the Group therefore holds cash and cash-equivalent securities in the basic currencies in which transactions are conducted for this purpose.

GMRM monitors the Bank's liquidity and ensures adherence to the various limits (e.g. liquidity mismatch limits) set by the ALCO and by the regulatory authorities in the countries where the Group operates.

Credit Risk with Correspondent Banks and Country Credit Risk

There is the risk of insolvency on the part of a correspondent or country with which the Group has placements or other open positions. The ALCO has approved a model for setting credit limits for correspondents and countries based primarily on their creditworthiness, as determined by recognised international credit rating agencies.

Placements may only be made in banks abroad with a Moody's credit rating of A1 or above. The average rating of our investments in foreign currency bonds is Aa3 by Moody's.

GMRM monitors changes to the ratings of correspondents and countries on a daily basis and notifies the Group's banking units of any changes to their limits. There are plans to apply a new limit monitoring system for correspondents and countries in 2006 which will warn of any infringements in real time. Moreover a more accurate method will be used to assess the credit risk of derivatives.

Operational Risk Management

The set up of the suitable infrastructure and systems allowing for the improved management of the operational risks faced by banks is one of the basic new requirements of the second Basel Accord and EU directives.

The recently set up Group Operational Risk Management Division is responsible for developing specialised methods for measuring operational risks to allow proper monitoring and timely identification of any shortcomings, so as to guarantee full compliance by the Group.

Potentially losses due to operational risk may occur in all the Group's activities, as a result of inefficiency or failure in internal processes or systems caused either by human error or external events.

In 2005, the foundations were laid for the work needed for the Group to be fully prepared within the timeframe set by the authorities. The organisational structure required has been set up across the Group and the operational risk management strategy which the Group needs to apply has been formulated.

Work has also started on the structures required for proper operational risk measurement and management. An electronic system for recording incidents has been developed, so that they can be analysed over time and preventative operational risk management can be possible. This system is utilised by all Group units. The Division also started analysing procedures from the point of view of better operational risk management, the objective being to codify tasks and collate appropriate data which will allow operational risk management indicators to be assessed and monitored. The Division also started defining specific internal principles and regulations at all management levels to ensure that the policy set is applied. All Group companies will gradually be covered, including those providing services to the financial services sector as a whole, such as the insurance sector.

In 2006, the analysis of procedures will continue in both Cyprus and Greece and an international database of operational risk measurement indicators will be used to ensure more efficient risk measurement and monitoring.

The Division is also considering the introduction of an integrated electronic operational risk management system designed to minimize losses and reduce capital requirements.

Finally, the Division shall continue to apply the business continuity plan to ensure that services can continue to be provided.

Risk of Non-Compliance

The Compliance Division is responsible for ensuring that the Group has put in place all the arrangements and procedures needed so that, at any given moment, it can:

- satisfy the requirements of the legislation and regulations applicable to Group activities, such as money laundering regulations, the laws and regulations of the stock exchange authorities, legislation governing personal data, etc.;
- meet the requirements imposed by interbank and other codes of practice adopted by the Group and compliance requirements imposed by agreements and conventions to which the Group is a party.

As a result, the Compliance Division is also responsible for the following:

- defining, assessing, monitoring and controlling the risk of non-compliance to which the Group is exposed and reporting to the Group Management boards accordingly;

- promoting habits and codes of conduct which are compatible with the Group's compliance obligations;
- ensuring that the Bank's staff is kept up-to-date and receives training with respect to compliance requirements as well as the procedures and policies adopted by the Group.

The Group's Compliance Officer reports to the Group General Manager Risk Management and coordinates the activities of Compliance Officers in the Group's companies and units.

Responsibility for compliance rests with the General Managers and Unit Managers, who ensure that the necessary procedures are applied and who work closely with the Unit's Compliance Division in order to achieve these objectives.

Litigation Risk

The Group may occasionally become involved in legal or arbitration proceedings, which may significantly affect the Group's operations and results.

Litigation risk arises from legal proceedings pending or threatened against the Group and are likely to entail costs for the Group.

Furthermore, in the event that legal issues are not properly dealt with by the Group, contracts with customers may become unenforceable and result in legal actions being brought against the Group, the issuance of adverse judgements and the diminished reputation of the Group, all of which may disrupt the smooth operation of the Group and reduce the Group's reserves and profits.

The Group's Management attaches a great deal of importance to the proper assessment and monitoring of the risks associated with legal disputes or arbitration proceedings and other legal issues and assesses that there is no specific legal dispute or arbitration proceeding which in recent years has had or may have a significant effect on the Group's financial position.




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Group Corporate Social Responsibility

Social responsibility is fostered and practised by way of Group activities going beyond the strictly financial. Social awareness is expressed through activities which put people first. People and respect for human dignity are watchwords for the Group. Human dignity ranks alongside efficient management of financial resources and the upgrading of technological equipment as the guide for every transaction or communication with customers, shareholders and society as a whole.

Health, education and culture are the main areas of the Bank of Cyprus Group social activity and contribution.

For the second year running, the Group was presented with an award for corporate social responsibility at the "XPHMA" (MONEY) 2005 Business Awards in recognition of its contribution to society.

In August 2005, the Group donated C£300.000 to help those orphaned as a result of the plane crash on 14th August and the road traffic accident in Sharm el-Sheikh on 19th August, in order to express its sympathy and support for the people of Cyprus affected by these terrible tragedies.

Health

Bank of Cyprus Medical/Oncology Centre

The Bank of Cyprus Medical Centre was founded in 1991 with the basic objective of handling Bank of Cyprus large donation to medical care. A separate, independent oncology diagnosis and treatment centre was set up in conjunction with the Ministry of Health of the Republic of Cyprus and other health service providers.

The Bank of Cyprus Oncology Centre based in Nicosia, Cyprus, opened in September 1998 and is now in its eighth year of operation. The Centre, which is an independent legal entity registered as a charity, was co-founded by the Republic of Cypurs and Bank of Cyprus and is run by a seven-member board of governors, three of whom are appointed by the Bank and three by the government, with a jointly appointed chairman. Board meetings are attended by representatives of the Cyprus Anti-Cancer Society, the Cyprus Association of Cancer Patients and Friends and the Europa Donna Cyprus.

The Oncology Centre had treated over 11.000 patients by early 2006. All Cypriot cancer patients are entitled to free treatment at the Centre. The number of new patients referred to the Centre exceeded 1.500 in 2005, accounting for over 80% of all new cases.

The Centre meets the demand for radiotherapy treatment from across the whole of the country. The number of patients undergoing radiotherapy fluctuates between 90 and 100 a day and the preparation time is 2-3 weeks, which is in keeping with European standards. Most importantly, there is no patient waiting list. A total of 300-350 patients attend the Centre for various reasons every day.

To date the Bank has spent over C£12 million building, equipping and operating the Centre. The Oncology Centre represents the largest donation ever made in Cyprus and undoubtedly constitutes a major contribution to society on our part. The Bank will continue to fund the development and operation of the Centre, in conjunction with the Ministry of Health.

Chain of Life

For the seventh successive year, the Group's employees organised a highly successful series of Chain of Life events. The aim of this series of events is to raise public awareness of cancer and to raise funds in aid of the Cyprus Anti-Cancer Society. A total of approximately C£376.000 was raised in 2005.

Bank of Cyprus Greece

In 2005, Bank of Cyprus Greece took the initiative by funding 22 video conferences held by the telemedicine network coordinated by the *Sismanogleio* Hospital in Attica. This programme uses modern technology to provide remote diagnosis and treatment services to people in isolated areas of Greece.

Bank of Cyprus Greece also supports the non-governmental organisations UNICEF, Doctors of the World, the Greek Council for Refugees and the Therapeutic Riding Association of Greece. It also encourages and supports employees' voluntary work for charitable organisations and sporting events organised by the staff. The Bank's objective is to help address social needs, especially of children and the weaker members of society, and encourage employees to develop a social conscience.

Education

Oikade

The Group's Oikade education programme for Greek-speaking children throughout the world has now been running for six years in Greece and Cyprus. The programme is carried out under the auspices of the Greek Ministries of Education and Foreign Affairs and the Cyprus Ministry of Education. The aim of the programme, which is supported by over 100 schools, is to strengthen the cultural and linguistic identity and promote the skills of Greek-speaking children all over the world, so that they can meet the social challenges of a modern globalised society without losing their national identity.

The Oikade website (www.oikade.gr) operates a worldwide electronic network for schools whereby schools in Greece and Cyprus and Greek-speaking schools abroad hold three-way live electronic conferences. The key topic of these conferences is "Greek neighbourhoods of the world", whereby each class invites the other two classes to go on a brief tour of their neighbourhood. Pupils carry out research and collect data with respect to their specific region, such as its geography, natural resources, history, customs, traditions and culture, and present their findings at the conference. Oikade allows children to take an active part in the learning process and develop skills such as critical judgment, a sense of responsibility and teamwork. The website also gives children and young people from all corners of the world the chance to expand their knowledge of Greek culture by accessing a rich pool of information, which is constantly expanded with material collated and presented by the schoolchildren.

Other Bank of Cyprus Activities

The following are some of the educational events organised in Cyprus:

- 7th vocational fair Career 2005 (information for young people on career opportunities and prospects in Cyprus);
- continuing education of the public through the New Manager programme;
- continuing sponsorship of the historic exhibition "Crusades – Myth and Reality", organised as part of the programme "Crossings: Movements of People and Movement of Cultures. Changes in the Mediterranean from Ancient to Modern Times". This programme is supported by the European Union Culture 2000 programme and will continue until 2007;
- continuing sponsorship of the Chair of Finance at the University of Cyprus.

Scholarship Programme

The Group's contribution to society in the education sector continued with Bank of Cyprus Greece's scholarships to the Athens School of Economics. 14 scholarships were awarded to outstanding students on full-time graduate courses. A total of 25 scholarships have been awarded to date.

Culture

Bank of Cyprus Cultural Foundation

The Bank of Cyprus Cultural Foundation was founded in 1984 in order to assist in the rescue of the cultural heritage of Cyprus pillaged or looted by the Turkish occupying forces and to promote the Hellenic culture of Cyprus internationally. Under its 1984 deed of foundation, all works of art, coins, maps and rare documents belonging to the Bank were handed over to the Foundation for safekeeping. These basic collections have since been expanded and now represent an important part of the country's cultural heritage. The Foundation has issued an extensive collection of publications and organises exhibitions of and symposia on its collections and other areas of activity. It also awards prizes at annual literary and drama events for young people.

A branch of the Cultural Foundation was founded in Greece in February 2000 in order to strengthen collaboration with foundations in mainland Greece and to promote the culture of the wider Hellenic World. The branch offices are temporarily housed in the administration offices of Bank of Cyprus in Athens.

The Foundation continued to be very active in all areas in 2005. It organised the "Empuries, the voyage of return" exhibition together with the Caixa de Girona Foundation in Spain, which was dedicated to the memory of the Greek scholar Alexis Eudald Solà (9 November 2004-15 March 2005). It was first staged in Girona (Spain) in June 2004 and later travelled from Nicosia to Athens and Thessaloniki, where it was shown in collaboration with the Cultural Foundation of the National Bank of Greece. Educational programmes for primary school pupils were organised during the exhibition in Nicosia.

In March, the new edition of "Awisi (1570-1572), The War of Cyprus" from the Collections of the Bank of Cyprus Cultural Foundation was presented in the Foundation's Lecture Hall by the Republic of Cyprus Spokesman Mr. Kypros Chrysostomides, and the author Catherine Koumarianou gave a short speech. The two-volume publication "Telemachos Kanthos, The portrait of a Creator", by Chrysanthos Christou and Eleni Kanthou, was presented by the former Minister of Education and Culture, the scholar Mrs. Clairie Angelidou, and the author Eleni Kanthou gave a short speech. An exhibition of works by Telemachos Kanthos from the Kanthos family collection was on display on the ground floor.

In April, the Greek Embassy and the Cultural Foundation organised an exhibition entitled "The Greek Embassy honours Solomos Frangoulides" in the Foundation's Exhibition Hall. The exhibition, inaugurated by the Minister of Education and Culture Pefkios Georgiades and was on display for a month (from 6 April to 6 May 2005). Secondary school and sixth form pupils were among the visitors.

In May, an event entitled "Ergasies-Anthropon Erga (Work of Man-Deeds) from the Collections of the Cultural Foundation" was staged as part of the International Museum Day (18 May). It included the lecture given by Dr. Reinhard Senff, Professor of Archaeology at Bochum University in Germany, under the title "Tradition and Innovation Sculpture from the George and Nefeli Giabra Pierides Collection", and an exhibition entitled "Sculptures from the Foundation's Collection of Contemporary Cypriot Art in the Museum of the George and Nefeli Giabra Pierides Collection".

In December, the new edition of the series "Guides to Byzantine Monuments of Cyprus" was presented by the Cultural Foundation and the Holy Bishopric of Morphou. An exhibition of icons, photographs and architectural drawings of the churches of Our Lady of Asinou, of the Holy Cross of Hagiasmati and of Our Lady Podithou and of the Theotokos (or the Archangel) at Galata (2005) was staged at the Foundation's Exhibition Hall (exhibition dates 14-21 December 2005) to coincide with the book presentation.

The guides to *The Church of Our Lady of Asinou* (2002), *The Church of the Holy Cross of Hagiasmati* (2004) *and The Churches of Our Lady of Podithou and of the Theotokos (or the Archangel) at Galata* (2005) were presented by Professor Charalambos Bakirtzis, curator of Byzantine Antiquities of Thessaloniki and Director of the Hellenic Archaeological Mission in Cyprus.

New publications by the Foundation included "Humanshaped Koukkoumares. The History of the Decorated Pottery of Famagusta (19th – 20th century)" in the "Cyprological Studies and Lectures" series. This publication was presented in December in the lecture hall of the Archaeological Research Unit of the University of Cyprus. The 2004 prize-winning work in annual story writting competition "Keep your eyes open", was published in the "Children's and Young Adults' Books" series.

The Cultural Foundation was also responsible for the Bank of Cyprus Group's 2006 diary entitled "Cypriot artists". This calendar follows on from the Bank of Cyprus Group's previous wall calendars, covering the years 1990 to 1995, which were dedicated to six Cypriot figurative artists, and the "Cypriot Artists" series of publications issued by the Cultural Foundation.

During the year, the Foundation added new items to its collections, which are being in computerised archives, continued its research programmes and awarded prizes in the context of the "Pancyprian Modern Theatre and Ancient Drama Competition" in memory of Panaghiotis Serghis and the "Cypriot Association of Children's and Young Adults' Book" annual story writting competition.

Bank of Cyprus Cultural Foundation Museums

- The Museum of the History of Cypriot Coinage, opened in 1995, exhibits a large part of the coin collection of the Bank of Cyprus Cultural Foundation and organises educational programmes for schools.
  The Museum continued to stage events under its education programme entitled "Learning the history of Cyprus through its coinage" which were attended by over 4.000 primary school pupils. A new programme entitled "The Goddess Aphrodite in ancient Cypriot coins" was organised and staged in English for non-Greek speaking children, and guided tours of the museum were arranged for secondary school pupils, students and foreign diplomats.
- The Museum of the George and Nefeli Giabra Pierides Collection (donated by Clio and Solonas Triantafyllides) was inaugurated in 2002 in the Foundation's building in Nicosia. The collection consists of around 600 exhibits and includes unique samples of Mycenaean pottery. The museum attracts large numbers of local and foreign visitors and arranges guided tours for schoolchildren, students, associations, etc.
  A new series of copies of items from the collection is now available from "Agora", the Foundation's shop.

The Museum of the History of Cypriot Coinage and the Museum of the George and Nefeli Giabra Pierides Collection were included in the Cyprus Tourism Organisation's "Aphrodite's Cultural Route" programme in 2005.

Exhibition sponsorship

Cultural events sponsored by Bank of Cyprus Greece included a photography exhibition organised by the Goulandris Foundation Museum of Cycladic Art to mark its 20th anniversary. This exhibition of modern photography contained works by 20 highly-regarded contemporary Greek artists reflecting their personal impressions of the Cyclades and the Cycladic idols.

Bank of Cyprus Historical Archive

The Bank of Cyprus Historical Archive was founded in September 2001 to identify, document and preserve archive material relating to the development of the Bank and the history of the Cyprus economy for the purpose of future research and academic study. The Historical Archive was established as a contemporary archive on its own premises on Aphrodite Street in Nicosia in April 2003. The Bank attaches great importance to the preservation of its archives and is a member of the European Association of Banking History. This association, whose membership includes over 70 European banks, aims to promote scientific research in banking history, mainly by establishing and maintaining banking archives.

The Historical Archive responded to numerous requests for information and research applications both from Group staff and from private individuals and other organisations in 2005.



Report on Corporate Governance

The Bank of Cyprus Group recognises the importance of implementing sound corporate governance policies, practices and procedures. As a company listed on the Cyprus Stock Exchange (CSE), Bank of Cyprus adopts the principles of the CSE's Corporate Governance Code and complies with its provisions. Additionally, as a company that is listed on the Athens Exchange (ATHEX), Bank of Cyprus follows the provisions on Corporate Governance of listed companies, as laid out in the law L 3016/2002.

From 1 January 2005, following the reorganisation of the Group, the Board of Directors exclusively comprises non-executive Directors, who have a clearly supervisory role and examine strategic and policy issues. The Board of Directors have appointed a three member Senior Executive Management Team, which comprises the Group Chief Executive Officer Andreas Eliades, the Deputy Chief Executive Officer and Chief Executive Officer Cyprus Charilaos G. Stavrakis, and the Group Chief General Manager Yiannis Kypri.

The Group is studying the issue of participation of Executive Management on the Board of Directors, relative to the provisions of the articles of association of the Bank, the exercise of supervision of the Board over Executive Management, the need for the existence of a majority of independent members of the Board Directors and the need for the smooth running of the operations of the Group. In the meantime, the Chairman's Committee has been established (see below) forming the link between the Board of Directors and Executive Management and which comprises members of the Board of Directors and the three members of the Senior Executive Management Team.

The Group has adopted independence criteria for the members of the Board of Directors that are stricter than those provided by the Corporate Governance Code issued by the CSE and Law L 3016/2002 of the Republic of Greece. The criteria concern the working, business and shareholding relationship of the Directors with the Group, the family and business relationships between Directors, as well as their years of service on the Board.

Concerning the Board Committees, the Group has gone beyond the requirements of the CSE's Corporate Governance Code and, in addition to the Audit, Remuneration and Nominations Committees, has formed the Chairman's Committee and the Risk Committee. The objective of these Committees is to better support the work of the Board of Directors.

Board of Directors

At the date of this report the Board of Directors comprises the non-executive Chairman Vassilis G. Rologis, the independent non-executive Vice-Chairman Andreas Artemis and 16 other non-executive Directors, nine of which are considered independent, according to the stricter independence criteria for the members of the Board of Directors adopted by the Group.

As from January 2005, the Chairman and two other Executive Directors, who until 31 December 2004 constituted the Senior Executive Management team of the Group, retired from their executive duties. In accordance with the stricter Director independence criteria adopted by the Group, for two years following their retirement from executive duties, they will be classified as non-independent Directors.

On 18 May 2005 the Chairman of the Group Mr. Solon Triantafyllides retired from the Board of Directors, and Vassilis G. Rologis (up to then Vice-Chairman) and Andreas Artemis were elected as Chairman and Vice-Chairman respectively. Additionally, on 3 October 2005 Andronicos Agathocleous resigned from the Board of Directors.

On 15 December 2005 two new independent non-executive members were appointed to the Board of Directors, specifically Elefterios P Ioannou and Manthos Mavromatis, to ensure the existence of a majority of independent non-executive members of the Board of Directors.

The Members of the Board of Directors are:

- **Non-Independent Directors:**

  - *Vassilis G. Rologis (Chairman)*

He was born in 1942. He studied Law and Business Administration, with specialisation in Marketing, in the United Kingdom. He worked in the United Kingdom and in Greece. He was Vice-Chairman of the Cyprus Chamber of Commerce and Industry during the period 1990-1996 and Chairman from 1996 until December 2005. He served as Chairman of Cyprus Airways and Eurocypria Airlines during the period 1993-1997. During 2001-2002, he served as Chairman of the Balkan Chambers of Commerce and Industry. He is a member of the Board of Directors of the Eurochambers, based in Brussels. He is a member of the Finance Advisory Committee, the Commerce and Industry Advisory Committee and the Cyprus delegation at the International Labour Organisation. Since May 2004, following his election as Vice-Chairman of the Board of Directors of the Bank, he resigned from the Board of Directors of various public and private companies of which he was a member. On 18 May 2005 he was elected Chairman of the Board of Directors of the Bank, a position that he holds to this day.

  - *Theodoros Aristodemou*

He was born in 1951. He studied Economics at the Law School of the University of Athens. He is the founder, main shareholder and Chairman of Aristo Developers. He served as Chairman of the local Chamber of Commerce and Industry of Paphos, as Chairman of other organisations and as a member of the Board of Directors of the Cyprus Telecommunications Authority and of Cyprus Airways. He is the Vice-Chairman of the Cyprus Chamber of Commerce and Industry.

  - *Dimitris P. Ioannou*

He was born in 1942. He studied Business Administration and Marketing in the UK. During the period 1984-1990 he served as Chairman of the Famagusta Chamber of Commerce and Industry and from 1991 to 1996 as Vice-Chairman of the Cyprus Chamber of Commerce and Industry. He served as Chairman of the Institute of Directors (Cyprus Branch) in the period 1994-1997 and as Chairman of the Cyprus International Fairs Authority in the period 1997-2000. He is a member of the Board of Directors of a number of companies. He has been working in his commercial and real-estate family businesses since 1967.

  - *Christos Mouskis*

He was born in Limassol in 1964. He studied Business Administration and Marketing in the USA. Following his return to Cyprus he undertook the expansion of the Muskita Group of Companies into the tourist sector. He is Executive Chairman of Muskita Holdings, which not only operates in the hotel sector but also in the aluminium industry, with units in both Cyprus and the UK and worldwide exports. The Group also operates in the property development industry. He is an active member of professional associations and organisations and also a member of the Board of Directors of other public and private companies.

  - *Christos S. Pantzaris*

He was born in 1934. He holds a B.Sc. Honours degree in Engineering from the University of Manchester. He has been a member of the Board of Directors of the Bank of Cyprus since 1974 and Vice-Chairman from 1988 to May 2004. He was Chief Executive of Bank of Cyprus from 1995 until the end of 2004 when he retired from his executive duties at the Group. Before his appointment as Chief Executive of Bank of Cyprus, he was actively involved in the family businesses that operated in the commercial and industrial sectors. He was Chairman of the Cyprus Bankers' Association. He also served as Chairman of the Cyprus Electricity Authority (1974-1979 and 1989-1993), the Employers and Industrialists Federation, the Cyprus Bank Employers Association and as a member of the Council of the University of Cyprus.

○ *Demetrios Z. Pierides*

Born in Cyprus in 1937. He studied Economic Science and Law at the Swiss University of Lausanne (Masters Degree). In 1960 he was posted to high managerial positions in his family shipping-banking-insurance (est. 1860) and hotel-tourism group of companies. He is currently Chairman of multiple private companies. He was appointed Consul General for Sweden in Cyprus in 1968. In 1974, he founded the benevolent Pierides Foundation that operates 13 Museums and Art Galleries in Cyprus and Greece. He has been Chairman of the Foundation since 1995 and continues to be its sponsor. During 1988-1996 he served as member of the Board of Governors of the European Cultural Foundation, representing Greece and Cyprus. In the period 1998-2001 he served as Vice-Chairman of the Council of the University of Cyprus and as Chairman of the Committee for the construction of the University's campus in Nicosia. He is a Doctor Honoris Causa of the Faculty of Philosophy of the National Athens University and has been honoured with high-ranking decorations by the Governments of Cyprus, Sweden, Greece, Italy and France, the Athens Academy and with high distinctions from political parties (AKEL) and Municipal Authorities in Greece and Cyprus.

○ *Polys G. Polyviou*

He was born in 1949. He studied at Oxford University (M.A., BCL), at London's Inns of Court (Barrister-at-Law) and at Princeton University in USA (Research Fellow in Politics). He was a lecturer of Law at Oxford University during the period 1973-1980. Since then, he practices law in Cyprus. He has written five books on legal topics.

○ *Evdokimos Xenophontos*

He was born in 1938. He studied in London on a scholarship from the Republic of Cyprus and obtained the professional qualification of Chartered Accountant (FCA) in 1962. During the period 1963-1967, he worked as an Audit Manager for the international audit firm Ernst & Young in Cyprus. In 1967 he was appointed Chief Accountant of Bank of Cyprus and in 1974 he became General Manager of Bank of Cyprus (Holdings), which, until August 1999, was the holding company of the Group. In 1993 he was appointed to the Board of Directors of Bank of Cyprus and was promoted to Group Chief General Manager, a position that he held until the end of 2004 when he retired. He is Chairman of the Board of Directors of the Cyprus Anticancer Society. He served as Chairman of the Institute of Certified Public Accountants of Cyprus and as a member of the Cyprus Institute of Genetics and Neurology and of the Board of Directors of the Cyprus Electricity Authority for a number of years.

○ **Independent Directors:**

○ *Andreas Artemis (Vice-Chairman)*

He was born in 1954. He studied Civil Engineering at the Queen Mary and Imperial Colleges of London University and holds a B.Sc. (Engineering) and an M.Sc. degree. He is Chairman of the Board of Directors of Commercial Union Assurance (Cyprus) and member of the Board of Directors of a number of other companies. He is also a member of the Board of Directors of the Cyprus Employers and Industrialists Federation and of the Council of the Cyprus Red Cross Society and has served for a number of years on the Board of Directors of the Cyprus Telecommunications Authority. Since 1996 he is the Honorary Consul General of South Africa in Cyprus. On 18 May 2005 he was elected Vice-Chairman of the Board of Directors of the Bank.

o *Christakis G. Christofides*

He was born in 1948. He holds a B.Sc. Hons degree in Chemical Engineering from Birmingham University and an MBA from City University. He is a Chartered Engineer and a member of the Institute of Chemical Engineers in the United Kingdom. He is Consul Honorary General of Austria in Cyprus. He is a businessman, supplying raw materials to industries in Cyprus and Greece.

o *George A. David*

He was born in Cyprus in 1937. He graduated from the University of Edinburgh in 1959. In the same year he started his career at the Leventis Group of Companies in Nigeria. Today, he is the Chairman of Coca-Cola Hellenic Bottling Company SA. He is also a member of the Board of Directors of other Greek companies, as well as of the A.G. Leventis Foundation and ELIAMEP. He is also Chairman of the anglophone Campion School in Athens.

o *Anna Diogenous*

She was born in 1947. She holds a B.Sc. (Econ.) degree from the London School of Economics. She is the Managing Director of P.M. Tseriotis Ltd (the holding company of the Tseriotis Group of Companies). She is a member of the Board of Directors of various companies. She served as a Board member of the Junior School in Nicosia.

o *George M. Georgiades*

He was born in 1946. He is the Managing Director of George M Georgiades & Associates, Business and Management Consultants in hotels and tourism. He is a graduate of the Lausanne University Switzerland with a degree in economics and business administration. He also studied hotel management at the Centre International de Glion in Switzerland and attended an Advanced Management Course at Cornell University in the USA. He is Chairman of the Board of the Cyprus International Institute for the Environment & Public Health in association with the Harvard School of Public Health and Chairman of the Board of Directors of General Insurance of Cyprus. He was Chairman of the Board of Governors of the Electricity Authority of Cyprus (1999-2005) and Chairman of the Board of Governors of the Cyprus Broadcasting Corporation (1994-1996). He is Vice-Chairman of the Cyprus Association of Directors, and a member of the Board of Directors of various public and other companies He is also a member of the Governing Board of the Cyprus Chamber of Commerce and Industry and of the Limassol Chamber of Commerce and Industry. He is Honorary Chairman of the Cyprus Hotel Managers Association.

o *Eleftherios P. Ioannou*

He was born in 1933. In 1962 he obtained the qualification of the Chartered Institute of Bankers of London (ACIB). He has a comprehensive banking experience having served in senior managerial positions in commercial banks and the Central Bank. He commenced his commercial banking career in 1951 at Bank of Cyprus where he served in a number of positions. In 1963 with the establishment of the Central Bank he was appointed Chief Senior Manager responsible for the Domestic Banking Division and subsequently for the International Operations Division. He has played a major role in the development and promotion of offshore companies in Cyprus. He was appointed by the Government as the first Chairman of the Permanent Consultative Committee for foreign investments and as Chairman of the Permanent Consultative Committee for offshore companies, positions that he held until 1990. He was the first Chairman of the newly established Housing Finance Corporation. From 1990 until 2000 he held the position of Managing Director of Alpha Bank Ltd (formerly Lombard NatWest Bank Ltd). He was the Chairman and Managing Director of Alpha Bank Romania from 2000 to 2004. He is currently a business consultant.

o Andreas J. Jacovides

He was born in Nicosia on 19 December 1936. He studied Law at the University of Cambridge (M.A., LL.B, LL.M with Double First Class Honours), the Inns of Court (Barrister-at-Law) and the Harvard Law School (Henry Fellow). He served for 14 years as Ambassador of Cyprus to the USA (including the World Bank and the International Monetary Fund), to Germany and the United Nations, also accredited to a number of other countries (Canada, Brazil, Ecuador, Austria, Denmark) and Organisations (IAEA, UNIDO, ICAO, OAS etc), as well as Permanent Secretary of the Ministry of Foreign Affairs. He also served for 15 years as elected member of the UN International Law Commission, Commissioner of the UN Compensation Commission and Arbitrator/Senior Judge of the Claims Resolution Tribunal for Dormant Swiss Accounts, as a member of the Committee for the Protection of Minorities of the Council of Europe and of various bodies of the Commonwealth. He is currently an international lawyer and consultant and an Arbitrator with the ICSID of the World Bank and other international bodies. He is a member of the Board of Directors of other Cypriot and foreign organizations (including the A.G. Leventis Foundation and the Institute for the Study of Diplomacy, Georgetown University). He has written man studies on scientific subjects and he is an honorary citizen of many American cities and honorary doctor of American Universities. He has been decorated by the Governments of Greece and Austria and he is an Honorary Fellow of St John's College, Cambridge.

o *Manthos Mavrommatis*

He was born in Nicosia in 1957. He holds a B.Sc. (Econ.) degree from the London School of Economics, and also an MBA from the Business School of the University of Chicago. He is the General Manager of the family business and a member of the Board of Directors of other private companies. He served as Chairman of the Cyprus Youth Organisation and as a member of the Board of the Cyprus International Fairs Authority. He was a member of the Board of the Nicosia Chamber of Commerce and Industry for the last 12 years, and served as Chairman for the last six. He also served as a member of the Executive Committee of the Cyprus Chamber of Commerce and Industry for the last six years and was elected Chairman in December 2005. Since the accession of Cyprus to the European Union he is the representative of the Cyprus Chamber of Commerce and Industry at the European Economic and Social Committee (EESC) in Brussels, which is the institutional body at the pan European level for social partners. He represents Cyprus in the EESC for the Lisbon Strategy for competition and business related issues. He specialises in issues concerning the Economic and Monetary Union (EMU) of the European Union, and in particular Euro related issues.

o *Andreas Pittas*

He was born in 1943. He obtained his Dr.med in Medicine from the Karl-Franz Graz University in Austria. He did his post-graduate studies in Pharmacology and Pharmaceutical Medicine. During his business career, he studied Business Administration and Marketing. He served as Chairman of the Cyprus Employers and Industrialists Federation. He is a member of the Board of Directors of various companies and organisations in Cyprus as well as organisations and scientific committees abroad. He is a businessman.

o *Costas Z. Severis*

He was born in 1949. He studied Economics (M.A. Honours) at the University of Cambridge. He is Honorary Consul of Finland since 1989. His main business activities are in paper import, insurance and real estate development. He is also a member of the Board of Directors of the Cyprus Employers and Industrialists federation and of other public companies.

The Board of Directors meets at least once every month and has a formal schedule of matters for consideration. During 2005, 36 Board meetings were held, which included a meeting for the discussion of the Group's strategic plans.

All Directors have access to the advice and services of the Company Secretary. Independent professional advice may also be made available to the Bank's Directors in accordance with the internal policy that was formulated and approved by the Board of Directors.

At each Annual General Meeting, 1/3 of the Directors retire and offer themselves for re-election. In practice, this means that every Director stands for re-election at least once every three years, as required by the provisions of the Corporate Governance Code.

Senior Executive Management Team

As on 1 January 2005, the Senior Executive Management Team of the Group comprises the Group Chief Executive Officer Andreas Eliades, the Chief Executive Officer-Cyprus and Deputy Chief Executive Officer Charilaos G. Stavrakis, and the Group Chief General Manager Yiannis Kypri.

○ *Andreas Eliades (Group Chief Executive Officer)*
He was born in 1955. He holds a degree in Economics from the Athens School of Economics and Business Sciences and an M.Sc. with distinction in Economics from the London School of Economics. He joined Bank of Cyprus in 1980. In 1991, upon the establishment of Bank of Cyprus Greece, he took up the position of Country Manager. In 1998 he became Group General Manager, Bank of Cyprus Greece with responsibility for the Group's expansion in Greece. On 1st January 2005 he was appointed Group Chief Executive Officer.

○ *Charilaos G. Stavrakis (Deputy Group Chief Executive Officer and Chief Executive Cyprus)*
He was born in 1956. He studied Economics at the University of Cambridge from where he graduated in 1979 with Double-First Class Honours. He holds an MBA from Harvard University, Graduate School of Business Administration. In 1988, he became a member of the Chartered Institute of Bankers (ACIB). He has over 20 years experience in the banking sector. In 1989 he undertook a two-month consulting position in the World Bank. At Bank of Cyprus he held various positions including the position of Head of Strategic Planning and Business Development and Senior Manager of Treasury and International Services. In the period 1998 to 2004 he served as Group General Manager International Banking. As of June 2003 he was also General Manager of the Cyprus Investment and Securities Corporation Ltd (CISCO). On 1 January 2005 he was appointed Chief Executive Officer Cyprus and Deputy Group Chief Executive Officer. In June 2005 he was appointed Chairman of the Electricity Authority Cyprus Board of Directors.

○ *Yiannis Kypri (Group Chief General Manager)*
He was born in 1951. He studied Economics at the London School of Economics on a scholarship and obtained his degree with distinction in 1974. In 1978, he returned to Cyprus holding the professional qualification of Chartered Accountant and worked for two years at the international audit firm Ernst & Young. In 1980, he joined the Bank of Cyprus Group and in 1982, he was appointed Chief Accountant of the Bank. From 1993 until 2004 he held the position of Group General Manager Finance. On 1st January 2005 he was appointed Group Chief General Manager. He was a founding member and served as Chairman of the Cyprus Public Companies Association for six years. He is the Chairman of the Bank of Cyprus Cultural Foundation and a Trustee of the Bank of Cyprus Oncology Centre.

Group General Managers

○ *Antonis Jacouris (Group General Manager Information and Operations)*

He was born in 1947. In 1973 he obtained the professional qualification of Chartered Accountant (FCA). During the period 1973-1980 he worked with the international audit firm Coopers & Lybrand (now PricewaterhouseCoopers) at their London, Rotterdam and Athens offices. In 1980 he joined Bank of Cyprus and served as manager at various posts. In 1993, he was promoted to Group General Manager Support Services, a position which he held until October 2003. From November 2003 until the end of 2004 he took up the position of Group General Manager Credit Risk. As of 1 January 2005 he holds the position of Group General Manager Information and Operations.

○ *Vassos Shiarly (Group General Manager Domestic Banking)*

He was born in 1948. In 1966 he graduated from high school in London. He studied accounting and worked for 19 years in various accounting firms in London. His last employment before his return to Cyprus in 1985 was with Coopers & Lybrand, where he held the position of Senior Manager. In 1985, he joined the Bank of Cyprus Group, and later took over the position of Senior Manager of the Customer Management Services Unit. During the period 1998-2003 he held the position of Group General Manager Branch Banking. Since November 2003 he holds the position of Group General Manager Domestic Banking. He served as a member of the Board of Directors of the Junior School in Nicosia for six years (1986-1992).

○ *Christis Hadjimitsis (Group General Manager Finance)*

He was born in 1957. In 1976 he graduated from the English School in Nicosia. He studied economics at the London School of Economics and obtained his degree with distinction. He worked for the audit firm Peat Marwick, Mitchell & Co in London and in 1985 he returned to Cyprus having obtained the professional qualification of Chartered Accountant, with a specialisation in financial services. From 1985 until 1988 he worked for Peat Marwick, Mitchell & Co in Cyprus. In 1988 he was recruited by the Bank of Cyprus Group and in 1992 he was appointed Financial Controller of the Bank. From 1995 until 2004 he held the position of Group Financial Controller. On 1st January 2005 he was appointed Group General Manager Finance with responsibility, among others, for the Group Finance and Group Strategic Planning Divisions. He is a member of the Board of Directors of the Cyprus Public Companies Association since 1997 and a member of the Advisory Committee for the FTSE/CySE20.

○ *Nicolas Karydas (Group General Manager Risk Management)*

He was born in 1955. He has a degree in Business Administration from the Athens School of Economics and Business Sciences and an M.Soc.Sc. in Accounting from the University of Birmingham. From 1980 to 1982 he worked at the Central Bank of Cyprus. During the period 1982 to 1986 he worked for Deloitte Haskins & Sells and in 1985 he obtained the professional qualification of Chartered Accountant. From 1986 until 2004 he worked at the Central Bank of Cyprus where he held various positions including Manager of the Domestic Bank Supervision Department and Internal Auditor of the Central Bank. He joined the Bank of Cyprus Group in November 2004 at the position of Group General Manager Risk Management.

○ *Konstantinos Vasilakopoulos (Group General Manager Bank of Cyprus Greece)*

He was born in 1943. Having completed his graduate studies at the Athens School of Economics and Business Sciences he attended the Institute of Business Management. He entered professional employment in 1970 at the Department of Economic Analysis and Research of Emporiki Bank. In 1975, he became a member of the founding team of Ergasias Bank, where he initially had responsibility for credit sanctioning. In 1990 he was appointed General Manager of Ergasias Bank. In 1993, he was elected to the Board of Directors, a post he held until leaving the Bank in 2000. From 2001 to 2004 he held the position of General Manager of Business and Consumer Banking at the Bank of Cyprus Greece, while concurrently being Chairman of Kyprou Securities SA. On 1st January 2005 he was appointed Group General Manager Bank of Cyprus Greece.

o *Panayiotis Kanaris (Group Internal Auditor)*

He was born in 1945. He graduated from the Pancyprian Gymnasium in 1964. He studied at the Athens School of Economics and Business Science obtaining his degree in Commerce in 1970. He started work at the Bank in 1971. In 1982 he obtained his professional qualification from the Association of Chartered Certified Accountants. From 1982 until 1986 he was the Head of the General Acounts Department of the Bank. From 1986 until 1991 he held the post of Senior Inspector and from 1992 until 1999 he was Chief Insector. Since December 1999 he holds the position of Group Internal Auditor.

Board Committees

Specific responsibilities have been delegated to the Committees of the Board.

Chairman's Committee

The Chairman's Committee was established with the aim of assisting the smooth running of the operations of the Group, replacing the Steering Committee. The Chairman's Committee forms the link between the Board of Directors and Executive Management and it examines issues which need immediate consideration, which are subsequently submitted to the Board of Directors.

The Chairman's Committee comprises:

- Chairman of the Board of Directors
- Vice-Chairman of the Board of Directors
- Group Chief Executive Officer
- Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer
- Group Chief General Manager

The Committee may be expanded with other members for specific issues if deemed necessary.

Audit Committee

The Audit Committee comprises entirely of independent directors:

- Anna Diogenous, *Chairperson*
- Christakis G. Christofides
- Eleftherios P. Ioannou
- Andreas J. Jacovides

The Audit committee held 13 meetings during 2005. The Audit Committee reviews, inter-alia, the Group's financial statements, reports prepared by Group Internal Audit and reports on the Group's system of internal controls and its effectiveness. The Committee is also responsible for recommending the appointment or retirement and the remuneration of the Company's external auditors and oversees their relationship with the Group, including the monitoring of the balance of audit and non-audit services.

Remuneration Committee

The majority of the members of the Remuneration Committee are independent directors:

o Andreas Pittas, *Chairman*	independent
o Theodoros Aristodemou	non-independent
o George A. David	independent
o Anna Diogenous	independent
o Andreas J. Jacovides	independent
o Christos Mouskis	non-independent
o Vassilis G. Rologis	non-independent

Five meetings of the Remuneration Committee were held during 2005. The Committee considers and makes recommendations to the Board on matters relating to the remuneration of Executive Directors and Senior Executive Management. The remuneration of Directors in their capacity as members of the Board is approved by shareholders at the Annual General Meeting.

Nominations Committee

The Nominations Committee comprises:

o Costas Z. Severis, *Chairman*	independent
o Andreas J. Jacovides	independent
o Dimitris P. Ioannou	non-independent
o Christos Mouskis	non-independent
o Christos S. Pantzaris	non-independent
o Demetrios Z. Pierides	non-independent
o Andreas Pittas	independent
o Polys G. Polyviou	non-independent

During 2005, five meetings of the Nominations Committee were held. The Committee makes recommendations to the Board for the appointment of new Directors in order to fill vacant positions on the Board as well as for the re-election of retiring Board members, taking into consideration the relevant factors and criteria. The Committee is responsible for the formulation of the succession plans of the Board. Additionally the Committee has general responsibility for the application of corporate governance principles by the Group.

Risk Committee

The Risk Committee comprises:

o Andreas Artemis, *Chairman*	independent
o Christakis G. Christofides	independent
o George M. Georgiades	independent
o Vassilis G. Rologis	non-independent
o Evdokimos Xenophontos	non-independent

During 2005, ten meetings of the Risk Committee were held. The Committee examines, inter-alia, the Group's risk management policies and systems and their effectiveness, and makes recommendations to the Board of Directors regarding these matters. The Committee in co-operation with the Audit Committee ensure that there is a spherical perception and management of risks.

Steering Committee

During 2005, the Steering Committee (which was replaced by the Chairman's Committee above) and the two Sub-Committees, Loans Committee and Capital Committee ceased to exist. The issues that were examined by these Committees are now examined by the full Board of Directors.

Report on Remuneration of Directors

The Board of Directors set the remuneration of the Senior Executive Management Team, on the recommendations of the Remuneration Committee. The reward package comprises salary, adjusted on an annual basis taking into account the prevailing economic and labour market conditions, and a bonus, the level of which depends on Group performance regarding profitability and the achievement of the Group's objectives. The members of the Senior Executive Management Team participate in the Staff Gratuity Scheme of the Group. The service contracts of Senior Executives have a five-year duration and on their expiry are submitted to the Nominations Committee and subsequently to the Board of Directors for renewal. The remuneration of the non-executive Directors is related to the responsibilities and time devoted for Board meetings and decision-making for the governance of the Bank, and for their participation in the Committees of the Board of Directors.

Shareholders at a General Meeting approve the remuneration of Directors in their capacity as members of the Board of Directors.

Further details of Director remuneration are set out in Note 40 of the Group Financial Statements.

Loans to Directors and Other Transactions

Details on loans to Directors and other transactions with the Company are set out in Note 40 of the Group Financial Statements.

Accountability and Audit

Going concern

The Board of Directors confirms that it is satisfied that the Group has adequate resources to continue in business as a going concern for the next 12 months.

System of Internal Control

The Directors are responsible for ensuring that the Bank's management maintains an effective system of internal control and for reviewing its effectiveness. Such a systems is designed to manage and minimise risk, not necessarily to eliminate it, and can only provide reasonable, but not absolute, assurance against material misstatement or loss.

The Directors review the effectiveness of the system of internal control annually, including the procedures for verification of the accuracy, completeness and validity of the information provided to investors. Throughout 2005, and to date, the Group has operated an effective system of internal control, which includes financial and operating controls as well as compliance systems for the management of risks that could jeopardise the achievement of the Bank's objectives.

The Board of Directors confirms that it is not aware of any violation of the Cyprus and Stock Exchange Law.

Compliance with the Corporate Governance Code

The Board of Directors has appointed the Group Chief General Manager, Yiannis Kypri, as Corporate Governance Compliance Officer.

Shareholder Relations

All shareholders of Bank of Cyprus are treated on an equal basis. Shareholders are promptly and accurately informed of any material changes regarding the Bank, including its financial condition, return, ownership and governance.

The Board of Directors provides the opportunity to holders of at least 5% of the Company's share capital to request the inclusion of items on the agenda of General Meetings, provided they notify the Company at least 15 days prior to the notice of the General Meeting.

The Board of Directors is available at the Annual General Meeting to answer shareholders questions.

The Board of Directors has appointed Marianna Pantelidou as Investor Relations Officer, responsible for the communication between shareholders and the Bank. Information concerning the Bank is provided to shareholders, prospective investors, brokers and analysts in a prompt and unbiased manner, free of charge.

Board of Directors
Bank of Cyprus Public Company Ltd

Group Financial Review

Summary of Results

Group profit after tax for 2005 recorded an increase of 88% compared to 2004. The improvement in all of the Group's profitability indicators was also significant. The reorganisation of the Group's activities in Cyprus, combined with the cost containment and income enhancement plans, the positive course of the Group's insurance operations and the continuation of its dynamic expansion in Greece contributed to the profitability improvement. As a result, the Group exceeded its targets.

in C£ mn	± %	Year 2005	Year 2004
Core profit (profit before provisions)	+32%	182	138
Profit before tax	+78%	91	51
Profit after tax	+88%	72	39
Earnings per Share	**+87%**	**14,4 cent**	**7,7 cent**
Dividend per Share	**+75%**	**7 cent**	**4 cent**
Cost/Income	**-5,6 p.p.***	**56,7%**	**62,3%**
Return on Equity	**+4,8 p.p.***	**11,9%**	**7,1%**

* p.p. = percentage points, 1 percentage point = 1%

- Group profit after tax for 2005 reached C£72 mn compared to C£39 mn for 2004, recording an 88% increase.
- As a result of the significant increase in the Group's profitability, the Group return on equity increased by 4,8 per centage points compared to 2004, reaching 11,9%.
- The Group quarterly profitability also exhibited improvement. Group profit after tax for the 4th quarter 2005 recorded a 15% increase against the 3rd quarter 2005.
- Core profit (profit before provisions and tax) reached C£182 mn for 2005, recording an annual increase of 32%.
- The cost to income ratio further improved to 56,7% compared to 62,3% for 2004.
- The above results reflect the positive effect of the steps taken for:
  - Improvement of income (14% increase in net interest income and 29% increase in income from insurance operations).
  - Containment of the rate of increase of expenses to 4% compared to the rate of increase of deposits and loans of 24% and 15%, respectively.
- The profitability improvement in the Group's Cyprus operations is remarkable:
  - Core profit increased by 51%.
  - Profit before tax increased to C£47 mn from C£8 mn for 2004.
  - Profit after tax increased to C£42 mn from C£5 mn for 2004.
- The contribution (34%) of the Group's Greek operations to profitability and the increase of footings in Greece continues to be noteworthy:
  - Core profit increased by 17%.
  - Deposits increased by 17%.
  - Loans increased by 21%.

Prospects

The Group's three-year strategic plan 2006-2008 adopts the intensification of a series of actions, primarily aiming at profitability improvement, such as:

- productivity increase, resulting from changes in the organisational structure of the customer service network and the introduction of more developed and flexible systems and procedures,
- improvement in customer service, introduction of new products and entry into new markets,
- loan portfolio quality improvement, and
- continuation of the Group's dynamic expansion of profitable operations overseas.

The above actions focus on five basic pillars:

- strengthening of the Group's presence in Cyprus with improvement in both market share and profitability,
- further expansion in Greece through branch network expansion, increase in size and profitability improvement,
- consolidation of the Group's presence in the United Kingdom and further expansion in Australia,
- further exploitation of synergies between the Group's Cyprus and Greek operations, where available, so that costs are further reduced and the foundations for cost-efficient expansion in new markets are further strengthened, and
- entry into new markets, such as Russia and the Balkans.

Based on the Group financial results to date, the indications for their further development, as well as the current conditions in the markets in which the Group operates, it is expected that the Group profit after tax will reach C£120 mn for 2006 compared to C£72 mn for 2005, marking an increase of 65%. Bearing in mind that the profit after tax for 2004 was C£39 mn this means that profit will have tripled in only two years.

The significant increase is due to the improvement in profitability at the operating level, as well as the expected reduction of the provision charge for bad debts as a percentage of total loans. Specifically, this ratio is expected to fall from 1,2% for 2005 to under 1% for 2006, targeting a further reduction to 0,8% for 2008.

The Group's 2006-2008 targets have already been announced. Based on the new indications, as described above, the Group's targets are upgraded as follows:

- the cost to income target of 51% by 2008 remains (cost to income ratio for 2005 was 56,7%), and
- an upgraded target has been set for increasing return on equity by two percentage points each year for the next three years.

Evolution and Targets for 2008


69,0
62,3
56,7
51,0
2003
2004
2005
Target 2008
-6,2
7,1
11,9
18,0
2003
2004
2005
Target 2008
1,9
1,3
1,2
0,8
2003
2004
2005
Target 2008

Financial Footings

in C£ mn	Group		Cyprus		Greece		Other countries	
	annual ± %	31.12.05	annual ± %	31.12.05	annual ± %	31.12.05	annual ± %	31.12.05
Deposits	+24%	10.724	+30%	6.190	+17%	3.856	+9%	678
Contribution				*58%*		*36%*		*6%*
Loans	+15%	7.398	+10%	3.548	+21%	3.141	+12%	709
Contribution				*48%*		*42%*		*10%*

Group Loans

The Group's loans reached C£7,40 bn at 31 December 2005, recording an increase of 15%.

Loans in Cyprus

The Group has significantly strengthened its presence in the consumer lending sector in Cyprus. As such, the market share of the Bank of Cyprus in total advances of the banking system, including credit cooperatives, increased from 24,3% at the end of 2004 to 25,6% in December 2005. The market share among the commercial banks increased from 34,4% to 36,3%.

In Cyprus, the Group's total loans at the end of December 2005 amounted to C£3,55 bn, recording an annual increase of 10%. During 2005, the Group proceeded with loan write-offs totaling C£180 mn, the majority of which relates to the Group's Cyprus operations. Adjusted for the write-offs, the increase in the Group's loans in Cyprus would have reached 16%.

Loans in Greece

In Greece, the annual rate of increase in the Group's loans reached 21% and continues to be higher than that of the total market (17%). The Group's loan portfolio in Greece increased to C£3,14 bn at the end of December 2005.

As of end-November 2005, the Group's market share in loans in Greece increased to 3,86%, up from 3,67% a year ago.

The Group's expansion in lending in Greece focused mainly on housing and consumer loans. The balance of housing and consumer loans at 31 December 2005 increased by 67% and 57%, respectively, compared to 2004.

Loans in Other Countries

At the end of December 2005, the Group's loans in the United Kingdom and Australia increased by 8% and 30%, reaching C£562 mn and C£147 mn, respectively.

Loans by Customer Sector

The Group's loan portfolio in Cyprus and Greece is split into three customer sectors as follows:

% of total loans	Cyprus		Greece	
	31.12.05	**31.12.04**	**31.12.05**	**31.12.04**
Corporate	**49%**	50%	**26%**	30%
Small and Medium-sized Enterprises (SMEs)	**16%**	17%	**45%**	48%
Retail	**35%**	33%	**29%**	22%
Total	**100%**	100%	**100%**	100%

Non-Performing Loans

The quality of the Group's loan portfolio improved further, with a reduction in the ratio of non-performing loans to total loans to 8,1% at 31 December 2005, compared to 10,8% for December 2004 and 8,7% for September 2005. The reduction in non-performing loans was the result of loan write-offs (net of suspended interest income) totaling C£138 mn and collections of accrued and overdue amounts.

According to stricter rules issued by the Central Bank of Cyprus, effective as of 1 January 2006, the definition of non-performing loans has been revised to include all loans with arrears in excess of three months (instead of six months as per the superseded rules). Using the revised definition (three-months rule), the ratio of non-performing loans to total loans at 31 December 2005 increases to 9,3%.

The vast majority of non-performing loans relate to the Group's Cyprus operations, where the time required to foreclose collateral, especially property, is lengthy, and acts as a deterring factor in the repayment of overdue amounts. Possible enactment and implementation of improved procedures that would expedite the foreclosure of property collateral in Cyprus, will have positive impact on the level of non-performing loans.

In Greece, the Group's non-performing loans at 31 December 2005 accounted for 4,4% of total loans.

The ratio of coverage of non-performing loans by provisions was maintained at 50% at the end of 2005, despite the write-offs of fully provided loans during the year. The remaining balance of non-performing loans is covered by tangible collateral.

Deposits

The Group's total deposits at 31 December 2005 reached C£10,72 bn, recording a 24% annual increase.

Deposits in Cyprus

The attraction of new deposits by the Group in Cyprus, especially deposits in foreign currency, was significant. The Bank's market share in total banking system deposits in Cyprus, including credit cooperatives, increased from 29,4% in December 2004 to 31,9% in December 2005. The market share among the commercial banks increased from 40,0% to 42,2%. The Group's total deposits in Cyprus at 31 December 2005 recorded an annual increase of 30% reaching C£6,19 bn.

Deposits in Greece

In Greece, the rate of increase in Group deposits reached 17% and continues to be higher than that of the market (15%). At 31 December 2005, Group total deposits in Greece reached C£3,86 bn.

At end-November 2005, the Group's market share in deposits in Greece increased to 3,81%, up from 3,64% a year ago.

Deposits in Other Countries

At end-December 2005, the Group's deposits in the United Kingdom and Australia increased by 7% and 23%, reaching C£562 mn and C£116 mn, respectively.

Capital Base and Capital Adequacy

In December 2005, the Bank successfully completed its share capital increase though a rights issue. The total proceeds of the issue amounted to C£109 mn and therefore increased the Group shareholders' funds and specifically its core Tier 1 capital.

During 2005, the Group shareholders' funds increased by C£30 mn as a result of the revaluation of government treasury bills and bonds available for sale, which are held by the Group for hedging interest rate risk in Cyprus pounds. The Group shareholders funds also increased by C£5 mn as a result of the revaluation of equity holdings available for sale.

At 31 December 2005, the Group capital adequacy ratio stood at 14,1% and Group shareholders funds amounted to C£762 mn.

in C£ mn	**31.12.05**	**31.12.04**
Tier I Capital	**727**	565
- Core Tier 1 Capital	***636***	477
Tier 2 Capital	**321**	293
Total Capital	**1.048**	858
Risk-weighted Assets	**7.457**	6.255
Capital Adequacy Ratio	**14,1%**	13,7%
- Core Tier 1 Ratio	***8,5%***	*7,6%*
- Tier 1 Ratio	***9,8%***	*9,0%*
- Tier 2 Ratio	***4,3%***	*4,7%*

Analysis of Results for 2005

Net Interest Income and Net Interest Margin

Net interest income reached C£280 mn, recording an annual increase of 14%. The increase is attributable to the significant increase in the Group's footings in Greece and Cyprus. The Group net interest margin (NIM) for 2005 was 2,60%, compared to 2,66% for the 2004.

The net interest margin in Cyprus was contained at 2,27% for 2005 compared to 2,30% for 2004, despite the reduction in the Cyprus pound base rate by 1,25 percentage points since the beginning of the year. The successful management of the NIM of the Cyprus operations is the result of steps taken for improved product pricing and more efficient management of the Group's liquidity in both Cyprus pounds and foreign currency.

The net interest margin of the Group's Greek operations for 2005 stood at 2,82%, increasing from 2,76% for the nine-month 2005 period and 2,72% for the first half of 2005. For 2004, the margin stood at 2,86%.

Net Fee and Commission Income

Total net fees and commission income for 2005 reached C£90 mn, recording an annual increase of 4%, primarily as a result of increased income from the Group's operations in Cyprus.

Income from Insurance Business

In 2005 the Group's insurance operations performed very well. Income from insurance business increased by 29% reaching C£23 mn, generating 8% of Group core profit for 2005. The profit before tax of the insurance operations recorded an increase of 47%, reaching C£14 mn, generating 16% of Group profit before tax.

The profit before tax of the Group's life insurance subsidiary, EuroLife, recorded an annual increase of 59%. This was the result of increased volume of business (increase in new business premiums of 14%), relatively lower claims and very good performance of its investment portfolio. EuroLife's operations in Greece continue to expand at a fast pace and doubled their after tax profits during 2005.

The performance of General Insurance of Cyprus, the Group's general insurance subsidiary, was also good. The company's gross premiums recorded an annual increase of 15%.

Expenses

The Group's cost containment programme had a positive impact on the Group results. Total expenses recorded an annual increase of 4% compared to the rate of increase of deposits and loans which was 24% and 15%, respectively.

Staff costs amounted to C£151 mn, recording an annual increase of 9%, mainly due to the 9% increase in staff numbers in Greece (from 2.222 persons at the end of 2004 to 2.419 at the end of 2005) to support and operate the ten new branches which commenced operations in 2005 and the recent opening of four new branches in 2006.

In Cyprus, there was a reduction of 79 persons in the number of staff employed by the Group since the last quarter of 2004. Staff costs for the Group's Cyprus operations increased by 8%. Excluding the cost of the Early Retirement Plan amounting to C£3,7 mn, the increase in staff costs is adjusted to 6%.

The 4% reduction in the Group's other (non-staff) operating expenses to C£86 mn is noteworthy. The reduction was mainly the result of the significant reduction (12%) recorded in the other operating expenses of the Group in Cyprus.

As a result of the cost containment programme, as well as the increased level of income, the cost to income ratio of the Group's operations in Cyprus improved to 58,0% for 2005, compared to 67,4% for 2004. The cost to income ratio of the Group's Greek operations remains at the very satisfactory level of 52,4%, despite being burdened by increased expenses for the opening and preparation of the new branches.

The Group's operating costs in the other countries it operates decreased by 1%, reflecting the positive results of the cost containment programme and the restructuring of the operations.

Provisions for Bad and Doubtful Debts

The provision charge for 2005 was C£91 mn. The provision charge represents 1,2% of total Group loans, compared to 1,3% for 2004. This percentage is expected to fall from 1,2% for 2005 to under 1% for 2006, targeting a further reduction to 0,8% for 2008. The efforts to reduce this ratio will be strengthened if the enactment and implementation of improved procedures, which would expedite the foreclosure of property collateral, takes place in Cyprus.

in C£ mn	± %	2005	2004	± %	4th quarter 2005	3rd quarter 2005	1st half 2005
Net interest income	+14%	280	246	+10%	77	70	132
Net fee and commission income	+4%	90	86	+4%	24	23	43
Foreign exchange income	-6%	14	16	-3%	4	4	6
Net gains/(losses) on sale and revaluation of financial instruments	-232%	6	(5)	-23%	3	4	-
Income from insurance business	+29%	23	18	+5%	6	6	12
Other income	+25%	6	5	-26%	1	1	4
Total income	**+15%**	**419**	**366**	**+7%**	**115**	**108**	**197**
Staff costs	+9%	(151)	(138)	+14%	(41)	(36)	(74)
Other operating expenses	-4%	(86)	(90)	-12%	(21)	(24)	(43)
Total expenses	**+4%**	**(237)**	**(228)**	**+4%**	**(62)**	**(60)**	**(117)**
Core profit (profit before provisions)	**+32%**	**182**	**138**	**+11%**	**53**	**48**	**80**
Provisions for bad and doubtful debts	+9%	(91)	(84)	-	(24)	(24)	(42)
Provision for impairment of available-for-sale investments	-	-	(3)	-	-	-	-
Profit before tax	**+78%**	**91**	**51**	**+22%**	**29**	**24**	**38**
Tax	+46%	(19)	(12)	+48%	(7)	(5)	(7)
Profit after tax	**+88%**	**72**	**39**	**+15%**	**22**	**19**	**31**
Net interest margin (NIM)	**-6 b.p.***	**2,60%**	**2,66%**	**+10 b.p.***	**2,64%**	**2,54%**	**2,63%**

* b.p. = basis points, 100 b.p. = 1 percentage point (1%)

in C£ mn	Cyprus			Greece			Other countries		
	±%	2005	2004	±%	2005	2004	±%	2005	2004
Net interest income	+14%	149	130	+17%	111	95	-3%	20	21
Other non-interest income	+23%	105	86	+6%	29	27	-20%	5	7
Total income	**+17%**	**254**	**216**	**+15%**	**140**	**122**	**-7%**	**25**	**28**
Staff costs	+8%	(103)	(96)	+18%	(37)	(31)	-1%	(11)	(11)
Other operating expenses	-12%	(44)	(49)	+8%	(36)	(34)	-	(6)	(7)
Total costs	**+1%**	**(147)**	**(145)**	**+13%**	**(73)**	**(65)**	**-1%**	**(17)**	**(18)**
Core profit (profit before provisions)	**+51%**	**107**	**71**	**+17%**	**67**	**57**	**-18%**	**8**	**10**
Contribution		*59%*	*51%*		*37%*	*41%*		*4%*	*8%*
Provisions for bad and doubtful debts	+1%	(60)	(60)	+25%	(31)	(24)	-	-	-
Provision for impairment of available-for-sale investments		-	(3)	-	-	-	-	-	-
Profit before tax	**+501%**	**47**	**8**	**+10%**	**36**	**33**	**-23%**	**8**	**10**
Contribution		*51%*	*15%*		*40%*	*64%*		*9%*	*21%*
Tax	+43%	(5)	(3)	+36%	(11)	(8)	+178%	(2)	(1)
Profit after tax	**+846%**	**42**	**5**	**+2%**	**25**	**25**	**-39%**	**6**	**9**
Contribution		*58%*	*11%*		*34%*	*64%*		*8%*	*25%*
Number of staff	-1%	3.335	3.368	+9%	2.419	2.222	+4%	311	300
Net interest margin (NIM)	-3 b.p.**	2,27%	2,30%	-4 b.p.**	2,82%	2,86%	-19 b.p.**	2,16%	2,35%
Cost/Income ratio	-9,4 p.p.*	58,0%	67,4%	-0,8 p.p.*	52,4%	53,2%	+4,2 p.p.*	67,2%	63,0%
Return on equity	+10,6 p.p.*	12,0%	1,4%	-1,2 p.p.*	11,1%	12,3%	-9,2 p.p.*	12,9%	22,1%

* p.p. = percentage points, 1 percentage point = 1%

** b.p. = basis points, 100 b.p. = 1 percentage point (1%)

Group Financial Statements

The Board of Directors submit to the shareholders their Report together with the audited consolidated financial statements for the year ended 31 December 2005.

Activities

The Company is the holding company of the Bank of Cyprus Group. The principal activities of the Company and its subsidiaries in Cyprus and abroad during the year continued to be the provision of banking and financial services, insurance business and property and hotel business.

The Group companies and branches are set out in Note 41.

Financial results

Profit after tax for 2005 recorded an increase of 88% compared to 2004. There is a significant improvement in all of the Group's profitability indicators as a result of the reorganisation of the Group's activities in Cyprus, the actions taken to contain costs and increase income, the continuation of the dynamic expansion in Greece and the good performance of the Group's insurance operations. As a result, the targets set by the Group were exceeded.

in C£ thousand		**Year 2005**	**Year 2004**
Profit before provisions	+32%	181.645	137.749
Profit before tax	+78%	90.558	50.937
Profit after tax	+88%	72.417	38.529
Earnings per share	**+87%**	**14,4 cent**	**7,7 cent**
Dividend per share	**+75%**	**7 cent**	**4 cent**
Cost/income	**-5,6 p.p.***	**56,7%**	**62,3%**
Return on equity	**+4,8 p.p.***	**11,9%**	**7,1%**

** p.p. = percentage points, 1 percentage point = 1%*

in C£ million	**Annual increase**	**31.12.2005**	**31.12.2004**
Deposits	+24%	10.724	8.656
Advances	+17%	6.984	5.979
Equity	+36%	762	559

- Group profit after tax for 2005 reached C£72.417 thousand compared to C£38.529 thousand for 2004, recording an 88% increase.
- As a result of the significant increase in the Group's profitability, the Group return on equity increased by 4,8 percentage points compared to 2004, reaching 11,9%.
- Profit before provisions reached C£181.645 thousand for 2005, recording an annual increase of 32%.
- The cost to income ratio further improved to 56,7% compared to 62,3% for 2004.

Financial results *(continued)*

- The above results reflect the positive effect of the actions taken for:
  - Improvement of income (14% increase in net interest income and 29% increase in income from insurance business).
  - Containment of the rate of increase of expenses to 4%, compared to the rate of increase of deposits of 24% and advances of 15%, before provisions and suspension of income.
- The Group's customer deposits at 31 December 2005 reached C£10.724 million, recording an annual increase of 24%.
- The Group's advances at 31 December 2005 reached C£6.984 million, recording an annual increase of 17%.
- The Group's equity following the share capital increase in December 2005 reached C£762 million.

Dividends

The Board of Directors proposes the payment of a dividend at 14% (2004: 8%) which is equivalent to 7 cent (2004: 4 cent) per share.

Future developments

The Group's three-year strategic plan for 2006-2008 adopts the intensification of a series of actions, primarily aiming at profitability improvement, such as:

- productivity increase, resulting from changes of the organisational structure of the customer service network and the introduction of more developed and flexible systems and procedures,
- improvement in customer service, introduction of new products and entry into new markets,
- loan portfolio quality improvement, and
- continuation of the Group's dynamic expansion of profitable operations overseas.

The above actions focus on five basic pillars:

- strengthening of the Group's presence in Cyprus with improvement in both market share and profitability,
- further expansion in Greece through branch network expansion, increase in size and improvement of profitability,
- consolidation of the Group's presence in the United Kingdom and further expansion in Australia,
- further exploitation of synergies between the Cyprus and Greek operations, where available, so that costs are further reduced and the foundations for cost-efficient expansion in new markets are further strengthened, and
- entry into new markets, such as Russia and the Balkans.

Based on the Group financial results to date and further actions planned for the continuing improvement of its profitability indicators, the Group has set improved targets for 2008, aiming at a significant reduction in its cost to income ratio and increase in its return on equity.

Risk management

Like other financial organisations, the Group is exposed to risks, the most significant of which are credit risk and market risk that arises from adverse movements in exchange rates, interest rates, equity shares or other security prices. The Group monitors and manages these risks through various control mechanisms. Detailed information relating to Group risk management is set out in Note 37.

Share capital

During the year the share capital of the Company increased by C£38.951 thousand through a rights issue and by C£1.322 thousand as a result of dividend reinvestment, as described in Note 28.

Post balance sheet events

Post balance sheet events are described in Note 42.

Board of Directors

The members of the Board of Directors of the Company are listed on Page 2. All directors were members of the Board throughout the year 2005 except Messrs Eleftherios P. Ioannou and Manthos Mavrommatis, who were appointed on 15 December 2005, in replacement of Messrs Solon A. Triantafyllides and Andronicos Agathocleous who retired from the Board of Directors on 18 May 2005 and 3 October 2005 respectively. On 18 May 2005 the Company's Board of Directors elected Messrs Vassilis G. Rologis as Chairman and Andreas Artemis as Vice Chairman.

The Board of Directors express their gratitude to the retired Chairman Mr. Solon A. Triantafyllides for his valuable contribution to the Bank of Cyprus Group for 42 years as a member of the Board of Directors and the achievements of his 17-year tenure as Chairman of the Bank of Cyprus Group. They also express their gratitude to Mr. Andronicos Agathocleous for his long period of service on the Board of Directors of the Company and its subsidiaries.

As from 1 January 2005, the members of the Board of Directors Messrs Solon A. Triantafyllides, Christos S. Pantzaris and Evdokimos Xenophontos have non-executive duties. The new Group Executive Management is composed of Messrs Andreas Eliades, Group Chief Executive Officer, Charilaos G. Stavrakis, Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer and Yiannis Kypri, Group Chief General Manager.

In accordance with the Company's Articles of Association, Messrs Christos S. Pantzaris, Christakis G. Christofides, Andreas Artemis, Andreas J. Jacovides, Christos Mouskis, Eleftherios P. Ioannou and Manthos Mavrommatis retire and, being eligible, offer themselves for re-election. The vacancies so created will be filled by election.

Auditors

The auditors of the Company, Ernst & Young, have signified their willingness to continue in office. A resolution for their re-appointment and remuneration will be proposed at the Annual General Meeting.

V. G. Rologis

Chairman

27 February 2006

Consolidated Income Statement

for the year ended 31 December 2005

	Notes	2005 C£000	2004 *restated* C£000
Turnover	3	**797.255**	691.411
Interest income	4	**605.305**	512.293
Interest expense	5	**(325.539)**	(266.413)
Net interest income		**279.766**	245.880
Fee and commission income		**97.908**	90.941
Fee and commission expense		**(8.204)**	(5.028)
Foreign exchange income		**14.493**	15.489
Net gains/(losses) on sale and change in fair value of financial instruments	6	**6.022**	(4.567)
Income from insurance business	7	**23.375**	18.106
Other income	8	**5.882**	4.720
		419.242	365.541
Staff costs	9	**(151.331)**	(138.288)
Other operating expenses		**(86.266)**	(89.504)
Profit before provisions		**181.645**	137.749
Provisions for bad and doubtful debts	15	**(91.087)**	(83.695)
Provision for impairment of available-for-sale investments	30	**-**	(3.117)
Profit before tax	10	**90.558**	50.937
Tax	11	**(18.141)**	(12.408)
Profit after tax		**72.417**	38.529
Basic and diluted earnings per share (cent)	12	**14,4**	7,7

Consolidated Balance Sheet

as at 31 December 2005

	Notes	2005 C£000	2004 C£000
Assets			
Cash and balances with central banks	13	**611.681**	439.314
Placements with banks	13	**2.578.300**	1.511.577
Investments at fair value through profit or loss	14	**89.331**	95.486
Loans and other advances to customers	15	**6.984.211**	5.979.252
Investments available-for-sale and held-to-maturity	17	**1.945.261**	1.689.957
Property and equipment	18	**159.664**	157.531
Intangible assets	19	**10.927**	13.296
Other assets	20	**129.424**	83.291
Prepayments and accrued income	21	**61.584**	94.728
		12.570.383	10.064.432
Life assurance business net assets attributable to policyholders	22	**231.806**	195.551
Total assets		**12.802.189**	10.259.983
Liabilities			
Amounts due to banks		**177.749**	131.380
Customer deposits and other accounts	23	**10.724.485**	8.655.882
Debt securities in issue	24	**318.216**	148.612
Other liabilities	25	**169.576**	134.799
Accruals and deferred income	26	**54.125**	67.053
		11.444.151	9.137.726
Life assurance business liabilities to policyholders	22	**231.806**	195.551
Subordinated loan stock	27	**364.581**	367.593
Equity			
Share capital	28	**272.658**	232.385
Share premium		**311.399**	238.955
Revaluation reserves and other reserves	30	**95.919**	56.918
Exchange adjustments reserve		**(2.898)**	(2.828)
Retained earnings	30	**84.573**	33.683
		761.651	559.113
Total liabilities and equity		**12.802.189**	10.259.983
Contingent liabilities and commitments			
Contingent liabilities	32	**770.809**	710.600
Commitments	32	**1.389.717**	1.184.972

V. G. Rologis *Chairman*
A. Artemis *Vice-Chairman*

A. Eliades *Group Chief Executive Officer*
C. G. Stavrakis *Chief Executive Officer - Cyprus and Deputy Group Chief Executive Officer*
Y. Kypri *Group Chief General Manager*
Chr. Hadjimitsis *Group General Manager Finance*

Consolidated Statement of Changes in Equity

for the year ended 31 December 2005

	Share capital C£000	Share premium C£000	Revaluation reserves and other reserves (Note 30) C£000	Exchange adjustments reserve C£000	Retained earnings (Note 30) C£000	Total equity C£000
At 1 January 2005						
As previously reported	232.385	238.955	54.063	(2.828)	36.538	559.113
Impact from the reclassification of investments to the fair value through profit or loss category	-	-	2.855	-	(2.855)	-
As restated	232.385	238.955	56.918	(2.828)	33.683	559.113
Gains from change in fair value of available-for-sale investments:						
- treasury bills and debt securities	-	-	30.087	-	-	30.087
- equity shares	-	-	5.072	-	-	5.072
Transfer to the income statement on termination of cash flow hedges	-	-	4.043	-	-	4.043
Deferred tax	-	-	1.807	-	-	1.807
Exchange adjustments	-	-	-	(70)	-	(70)
Increase in value of life assurance policies in force (Note 22)	-	-	2.200	-	(2.200)	-
Transfer of realised profits on disposal of property	-	-	(148)	-	148	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(4.060)	-	-	(4.060)
Profit/(loss) recognised directly in equity			39.001	(70)	(2.052)	36.879
Profit after tax for the year	-	-	-	-	72.417	72.417
Total profit/(loss) for the year	-	-	39.001	(70)	70.365	109.296
Dividend paid (Note 29)	-	-	-	-	(18.591)	(18.591)
Defence contribution on deemed dividend distribution (Note 30)	-	-	-	-	(884)	(884)
Dividend reinvestment	1.322	2.907	-	-	-	4.229
Issue of shares	38.951	70.112	-	-	-	109.063
Share capital issue costs	-	(575)	-	-	-	(575)
At 31 December 2005	**272.658**	**311.399**	**95.919**	**(2.898)**	**84.573**	**761.651**

Consolidated Statement of Changes in Equity

for the year ended 31 December 2004

	Share capital C£000	Share premium C£000	Revaluation reserves and other reserves (Note 30) C£000	Exchange adjustments reserve C£000	Retained earnings (Note 30) C£000	Total equity C£000
At 1 January 2004						
As previously reported	232.385	238.955	54.140	(2.379)	183	523.284
Impact from the reclassification of investments to the fair value through profit or loss category	-	-	3.876	-	(3.876)	-
As restated	232.385	238.955	58.016	(2.379)	(3.693)	523.284
Losses from change in fair value of available-for-sale investments:						
- treasury bills and debt securities	-	-	(5.752)	-	-	(5.752)
- equity shares	-	-	(2.868)	-	-	(2.868)
Gains from change in fair value of financial instruments designated as cash flow hedges	-	-	2.287	-	-	2.287
Transfer to the income statement of impairment loss of available-for-sale investments in equity shares	-	-	3.117	-	-	3.117
Deferred tax	-	-	1.185	-	-	1.185
Exchange adjustments	-	-	-	(449)	-	(449)
Increase in value of life assurance policies in force (Note 22)	-	-	2.260	-	(2.260)	-
Transfer of realised profits on disposal of property	-	-	(1.107)	-	1.107	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(220)	-	-	(220)
Profit/(loss) recognised directly in equity	-	-	(1.098)	(449)	(1.153)	(2.700)
Profit after tax for the year	-	-	-	-	38.529	38.529
Total profit/(loss) for the year	-	-	(1.098)	(449)	37.376	35.829
At 31 December 2004	**232.385**	**238.955**	**56.918**	**(2.828)**	**33.683**	**559.113**

Consolidated Cash Flow Statement

for the year ended 31 December 2005

	Note	2005 C£000	2004 C£000
Net cash flow from operating activities	34	**1.264.754**	596.128
Cash flow from investing activities			
Purchases of investments			
- treasury bills		**(62.044)**	(296.808)
- debt securities		**(1.035.297)**	(1.179.547)
- equity shares		**(224)**	(1.095)
Proceeds from sale/redemption of investments			
- treasury bills		**139.282**	429.456
- debt securities		**738.960**	543.113
- equity shares		**1.241**	785
Interest on treasury bills		**4.210**	10.126
Interest on debt securities		**69.002**	44.546
Dividend income from equity shares		**428**	201
Purchase of property and equipment		**(17.991)**	(13.144)
Proceeds on disposal of property and equipment		**1.437**	4.182
Purchase of intangible assets		**(2.967)**	(3.327)
Proceeds on disposal of investment property		**895**	-
Net cash flow used in investing activities		**(163.068)**	(461.512)
Cash flow from financing activities			
Issue of share capital		**108.488**	-
Issue of subordinated loan stock		**-**	30.000
Dividend payment		**(14.362)**	-
Interest on subordinated loan stock		**(16.772)**	(14.645)
Net cash flow from financing activities		**77.354**	15.355
Net increase in cash and cash equivalents for the year		**1.179.040**	149.971
Cash and cash equivalents			
At 1 January		**1.601.133**	1.451.611
Exchange adjustments		**(70)**	(449)
Net increase in cash and cash equivalents for the year		**1.179.040**	149.971
At 31 December	35	**2.780.103**	1.601.133

The accounting policies followed in respect of items that are considered material for the results and the financial position of Bank of Cyprus Public Company Ltd (the "Company") and the Group are stated below.

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

All IFRSs issued by the International Accounting Standards Board and effective at the time of preparing these consolidated financial statements, have been adopted by the EU through the endorsement procedure established by the European Commission, with the exception of certain provisions of the International Accounting Standard (IAS) 39 "Financial Instruments: recognition and measurement". In accordance with Regulations 2086/2004 and 1864/2005, the European Commission requires the use, as of 1 January 2005, of IAS 39 (revised 2003 and amended 2005), with the exception of certain of the provisions relating to portfolio hedge accounting. Since the Group is not affected by these provisions, these consolidated financial statements comply with both the IFRSs as adopted by the EU and the IFRSs as issued by the International Accounting Standards Board.

In addition, the consolidated financial statements have been prepared in accordance with the requirements of the Cyprus Companies Law, Cap. 113 and of the Cyprus Stock Exchange Law and Regulations.

The consolidated financial statements are presented in Cyprus pounds (C£) and are prepared under the historical cost convention, modified to include the revaluation of freehold property, investment property, investments at fair value through profit or loss, available-for-sale investments, derivatives and designated hedged items in fair value hedges.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Bank of Cyprus Public Company Ltd and all its subsidiaries, which together are referred to as the "Group". Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

In order to reflect the different nature of the shareholders' and policyholders' interests in the long-term life assurance business, the value of long-term life assurance business attributable to shareholders and the assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet.

The financial statements of the subsidiaries are prepared for the same reporting period as for the holding company using the same accounting policies. All intercompany transactions and balances are eliminated on consolidation.

Changes in accounting policies and adoption of new and revised IFRSs

The accounting policies that have been followed were the same as those followed in the previous year, except for the adoption by the Group of the new and revised IFRSs as of 1 January 2005 and during the year 2005.

As of 1 January 2005, the following new and revised IFRSs came into force:

- IAS 1 (revised 2003) — Presentation of financial statements
- IAS 2 (revised 2003) — Inventories
- IAS 8 (revised 2003) — Accounting policies, changes in accounting estimates and errors
- IAS 10 (revised 2003) — Events after the balance sheet date
- IAS 16 (revised 2003) — Property, plant and equipment
- IAS 17 (revised 2003) — Leases
- IAS 21 (revised 2003) — The effects of changes in foreign exchange rates
- IAS 24 (revised 2003) — Related party disclosures
- IAS 27 (revised 2003) — Consolidated and separate financial statements
- IAS 28 (revised 2003) — Investments in associates
- IAS 31 (revised 2003) — Interests in joint ventures
- IAS 32 (revised 2003 and amended 2005) — Financial instruments: disclosure and presentation
- IAS 33 (revised 2003) — Earnings per share
- IAS 36 (revised 2004) — Impairment of assets
- IAS 38 (revised 2004) — Intangible assets
- IAS 39 (revised 2003 and amended 2005) — Financial instruments: recognition and measurement
- IAS 40 (revised 2003) — Investment property
- IFRS 2 (issued 2004) — Share-based payment
- IFRS 3 (issued 2004) — Business combinations
- IFRS 4 (issued 2004) — Insurance contracts
- IFRS 5 (issued 2004) — Non-current assets held for sale and discontinued operations

In October 2004, the European Commission adopted Regulation 2086/2004 with which it was endorsing IAS 39 (revised 2003), with the exception of provisions on the use of the fair value for measuring financial liabilities and certain of the provisions relating to portfolio hedge accounting. The International Accounting Standards Board published on 16 June 2005 amendments to IAS 39 and IAS 32, restricting the use of the fair value option and requiring additional disclosures. As a result, in November 2005 the European Commission (through Regulation 1864/2005) adopted the amended IAS 39 and IAS 32, but required their retroactive application as from 1 January 2005. On the basis of the relevant transitional provisions, the Group adopted the amended IAS 39 and IAS 32 as from 1 January 2005.

The adoption of the above Standards did not have a material effect on the financial statements of the Group, except as set out below.

IAS 39: Financial instruments: recognition and measurement

On 1 January 2005, the Group adopted the revised IAS 32: "Financial instruments: disclosure and presentation" and IAS 39 "Financial instruments: recognition and measurement". IAS 39 (revised and amended) allows the designation of any financial asset, upon initial recognition or when IAS 39 (revised and amended) is first applied, as a financial asset at fair value through profit or loss.

Changes in accounting policies and adoption of new and revised IFRSs *(continued)*

IAS 39: Financial instruments: recognition and measurement *(continued)*

Upon the initial adoption of IAS 39 (revised and amended), the Group transferred certain investments in equity shares and debt securities from the available-for-sale category to the fair value through profit or loss category. In accordance with the transitional provisions of IAS 39 (revised and amended), the transfer of investments was applied retrospectively.

The restatements to the financial statements of the Group relating to the transfer of investments are shown in Note 2.

IFRS 5: Non-current assets held for sale and discontinued operations

On 1 January 2005, the Group adopted IFRS 5 "Non-current assets held for sale and discontinued operations". The Standard requires that non-current assets or disposal groups be classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Such assets are measured at the lower of their carrying amount and fair value less costs to sell. Netting of assets and liabilities is not permitted.

IFRS 5 provides that certain criteria be met for the classification of an asset or disposal group as held for sale. Certain assets owned by the Group meet the criteria of the Standard. These assets are included under "Other assets" in the consolidated balance sheet (Note 20). Comparative amounts are not restated, in accordance with the provisions of IFRS 5.

IAS 36, IAS 38 and IFRS 3: Goodwill and intangible assets

On 1 January 2005, the Group adopted the revised IAS 36 "Impairment of assets" and IAS 38 "Intangible assets" and the new IFRS 3 "Business combinations", which were applied prospectively. As of 1 January 2005, the book value of goodwill is not amortised but reviewed at least annually for impairment.

IFRS 4: Insurance contracts

On 1 January 2005, the Group adopted IFRS 4 "Insurance contracts", which applies to all insurance contracts, including reinsurance contracts, issued by the Group and reinsurance contracts held by the Group. The application of IFRS 4 did not have a material effect on the financial statements of the Group.

Standards and Interpretations that are issued but have not yet come into effect

The Group has not adopted the following IFRSs and Interpretations, which have been issued but have not yet come into effect:

IFRS 6: Exploration for and evaluation of mineral resources

The Standard is effective for annual periods beginning on or after 1 January 2006. The Standard is not relevant to the activities of the Group.

IFRS 7: Financial instruments: disclosures

The Standard replaces IAS 30 and the disclosure requirements of IAS 32. The Standard is effective for annual periods beginning on or after 1 January 2007. The Group expects that the adoption of the Standard will not have a material effect on the financial statements other than the presentation of the additional disclosures required by IFRS 7 concerning financial instruments.

Standards and Interpretations that are issued but have not yet come into effect *(continued)*

Interpretation 4: Determining whether an arrangement contains a lease

The Interpretation is effective for annual periods beginning on or after 1 January 2006. The Interpretation specifies criteria for the determination of whether an agreement is or contains a lease and specifies the circumstances under which agreements that do not have the legal nature of a lease should be recognised in accordance with IAS 17 "Leases". The adoption of the Interpretation is not expected to have a material effect on the financial statements of the Group.

Interpretation 5: Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

The Interpretation is effective for annual periods beginning on or after 1 January 2006. The Interpretation is not relevant to the activities of the Group.

Significant accounting judgments and estimates

Judgments

In the process of applying the Group's accounting policies, management makes the following judgments, apart from those involving estimates, that can significantly affect the amounts recognised in the financial statements:

Investments held-to-maturity

The Group follows the guidance of IAS 39 on classifying investments in financial assets with fixed or determinable payments and fixed maturity as held-to-maturity.

This classification requires significant judgment regarding the Group's intention and ability to hold such investments to maturity. If the Group fails to keep these investments to maturity other than for the specific circumstances permitted by IAS 39 - for example, selling an insignificant amount close to maturity - it will be required to reclassify the entire class as available-for-sale. The investments would therefore be measured at fair value and not at amortised cost. In such a case, the change in the book value of these investments as at 31 December 2005 would not be significant.

Classification of investments at fair value through profit or loss

The Group follows the guidance of IAS 39 for the classification of financial assets at fair value through profit or loss.

The classification of investments in different portfolios in accordance with the Group's documented risk management strategy requires judgment. The Group has classified its portfolio of venture capital investments in this category, as it has invested in these assets with a view to profit from their total return in the form of interest, dividends and changes in fair value. Other investments classified in this category comprise of equity shares and debt securities that the Group manages on a total return basis and intends to sell.

Estimates

The key assumptions and other key sources of uncertainty regarding estimates at the balance sheet date, that have a risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, are presented below:

Provisions for bad and doubtful debts

The Group reviews its loans portfolio for evidence that it will not be able to collect all amounts due from an individual loan or a portfolio of homogeneous loans. Evidence includes the customer's payment record, overall financial position and the realisable value of any collateral. If such evidence exists, the recoverable amount is estimated and a provision is made for bad and doubtful debts and is charged to the income statement. The review of credit risk is continuous. The methodology and assumptions used for estimating the provision are reviewed regularly to reduce any differences between estimated and actual losses.

Significant accounting judgments and estimates *(continued)*

Estimates *(continued)*

Fair value of treasury bills, debt securities, equity shares and derivative financial instruments

The fair value of treasury bills, debt securities, equity shares and derivative financial instruments that are not quoted in an active market is determined using valuation models. These models are validated and periodically reviewed by qualified personnel.

To the extent possible, models use observable data, as well as factors such as the determination of credit risk and volatilities which require management to make estimates and assumptions. Changes in these estimates and assumptions could affect the reported fair value of the relevant financial instruments.

Impairment of available-for-sale investments in equity shares

Available-for-sale investments in equity shares are measured at fair value with fair value changes taken to equity. Available-for-sale investments in equity shares are impaired when there has been a significant or prolonged decline in the fair value below its cost (requires an estimate). In such a case, the loss recognised in equity is transferred to the income statement.

The determination of what is significant or prolonged requires judgment. Factors taken into consideration when making estimates include the normal volatility in share price. In addition, impairment may be appropriate when there is evidence that significant changes with an adverse effect have taken place in the technological, market and economic or legal environment in which the investee operates.

General insurance business

A provision is made for the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims notified but not settled is based upon a best estimate or the cost of settling the outstanding claims after taking into account all known facts, recent past experience and assumptions about the future development of the outstanding cases. The provisions for claims incurred but not reported is based on past experience and industry practices.

Life assurance business

For life assurance contracts, actuarial estimates are made in respect of the liabilities arising from death claims, based on standard international mortality tables that reflect historical mortality experience. Estimates are also made as to future investment income arising from assets backing life insurance contracts. These estimates are based on current market returns as well as expectations about future economic and financial developments.

Estimates for future deaths, voluntary terminations, investment returns and administration expenses are used to calculate the liability over the term of the contract. At each reporting date, these estimates are reassessed for adequacy and any changes are reflected with adjustments to the liability.

For accident and health insurance contracts, estimates are made for the expected ultimate cost of claims reported and claims incurred but not yet reported at the balance sheet date. The assessment of claims is based on past experience and market trends.

Taxation

The Group operates and is therefore subject to taxation in various countries. Estimates are required in determining the provision for taxes at the balance sheet date, and therefore the final tax determination is uncertain. Where the final tax is different from the amounts that were initially recorded, such differences will impact the income tax expense, the tax liabilities and deferred tax liabilities of the period in which the final tax is agreed with the tax authorities.

Interest in joint venture

The Group recognises its interest in joint ventures using proportional consolidation. The financial statements of the joint venture entities are prepared for the same reporting period and using consistent accounting policies as the Company.

Foreign currency translation

The consolidated financial statements are presented in Cyprus pounds (C£), which is the functional and presentation currency of the Company and its subsidiaries in Cyprus. Transactions in foreign currencies are recorded at the rate ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to Cyprus pounds at the rate of exchange ruling at the balance sheet date. All differences arising on translation are taken to the income statement, with the exception of differences on foreign currency liabilities that provide a hedge against a net investment in a foreign entity. These are taken directly to the exchange adjustments reserve until the disposal of the net investment, upon which they are transferred to the income statement.

The assets and liabilities of overseas subsidiaries and branches are translated to the presentation currency of the holding company (C£) at the rate of exchange ruling at the balance sheet date. The income statements of overseas subsidiaries and branches are translated using the average exchange rates for the period. The exchange differences arising on translation are taken directly to the exchange adjustments reserve. In case of disposal of a foreign entity, accumulated exchange differences are transferred in the income statement as a component of the gain or loss on disposal.

Segmental reporting

The Group is organised by business segment and this is the primary format for segmental reporting. Each business segment provides products or services which are subject to risks and returns that are different from those of other business segments. The geographic segments cover products or services which are subject to risks and returns that are different from similar products and services provided in other economic environments.

Turnover

Group turnover comprises gross interest income, fee and commission income, foreign exchange income, gross insurance premiums, turnover of property and hotel business and other income.

Interest, fees and commissions

Interest income is recognised in the income statement on an accruals basis.

Interest and other income from the following sources is not recognised in the income statement but is credited to a balance sheet suspense account: (a) advances that are more than six months in arrears and are not fully secured, (b) overdraft accounts that are in excess of their credit limit and are not fully secured at the date of calculation of the accrued interest, to the extent that the accrued interest or other income is not covered by the total of the amounts credited in the account during the previous six months, and (c) advances for which a provision has been made.

Interest and other income credited to a balance sheet suspense account, is transferred to the income statement only upon collection.

Fee and commission income is recognised on the basis of work done so as to match the cost of providing the service whereas those in respect of credit risk are recognised in the income statement on a systematic basis over the period of the exposure.

Classification of insurance products

The Group issues only insurance contracts. An insurance contract is a contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Once a contract has been classified as an insurance contract, it remains an insurance contract until expiry or until all of the rights and obligations under the contract have been fulfilled, even if the insurance risk has been significantly reduced during its term.

Life assurance business

Income from long-term life assurance business, including the provision of life, accident and health insurance recognised in the income statement, comprises: (a) gross insurance premiums net of reinsurance premiums, policy management fees, net claims, commissions to insurance intermediaries and the adjustments to insurance contract obligations, and (b) the change in the present value of future income from insurance contracts in force. The change in the present value of in-force insurance business is determined on a post tax basis. For presentation purposes, the change in value is grossed up at the underlying rate of tax.

Staff costs and other operating expenses for life assurance business are included in the relevant expense captions of the income statement.

Premium income from unit-linked insurance contracts is recognised when received and when the units have been allocated to policyholders. Premium income from non-linked insurance contracts and accident and health insurance contracts is recognised when due, in accordance with the terms of the relevant insurance contracts.

Fees and other expenses chargeable to the long-term assurance funds in accordance with the terms of the relevant insurance contracts, as well as the cost of death cover, are recognised in a manner consistent with the recognition of the relevant insurance premiums.

Commissions to insurance intermediaries are recognised in the income statement on an accruals basis, in accordance with the terms of the contracts with intermediaries.

Life assurance contract liabilities are determined on the basis of an actuarial valuation and for unit-linked insurance contracts they include the fair value of units allocated to policyholders on a contract by contract basis. Accident and health insurance contract liabilities are based on the estimated ultimate cost of all claims incurred but not settled at the balance sheet date, whether reported or not.

General insurance business

Income from general insurance business in the income statement consists of gross insurance premiums net of reinsurance premiums, net claims, commissions to insurance intermediaries and the adjustments to insurance contract obligations. Staff costs and other operating expenses are included in the relevant expense captions of the income statement.

Premium income from insurance contacts (including reinsurance contracts) issued by the Group is recognised when due, in accordance with the terms of the relevant insurance contracts. Assigned reinsurance premiums are recognised in a manner consistent with the associated reinsured business and in accordance with the relevant reinsurance contracts held by the Group. Unearned insurance and reinsurance premiums relating to the period of risk after the balance sheet date are deferred to subsequent reporting periods.

Provision is made for the estimated cost of claims reported but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims reported but not settled is made on a case by case basis after taking into consideration all known facts, recent past experience and assumptions regarding the future outcome of outstanding cases. The provision for claims incurred but not reported at the balance sheet date, is estimated in accordance with past experience and the relevant legislation.

Recognition of income and expenses on sales of property

Income and expenses on sale of property for which construction has been completed, are recognised in the income statement on the date of sale.

Property sold prior to completion is accounted for using the percentage of completion method, when the risks and rewards arising from the sales contract are transferred to the buyer and the outcome of the project can be reliably measured. The contract revenue is matched with the contract costs resulting in reporting net income which can be attributed to the proportion of the work completed, calculated according to the ratio of actual contract costs incurred to the total estimated cost of completion of each contract. Costs incurred for property under construction for which no corresponding income is recognised, are classified as "Stock of property held for sale" and are included in the balance sheet under "Other assets".

Loans and advances to customers

Loans and advances, originated by providing cash directly to the borrowers, are measured initially at fair value including arrangement costs. Loans and advances are subsequently measured at amortised cost using the effective yield method.

Loans and advances to customers are stated net of provisions for bad and doubtful debts. Loans and advances are written off to the extent that there is no realistic prospect of recovery.

The collectability of individually significant loans and advances is evaluated based on the customer's overall financial condition, resources and payment record, the prospect of support from any creditworthy guarantors and the realisable value of any collateral.

A loan is considered as impaired when management determines that it is probable that the Group will not be able to collect all amounts due according to the original contractual terms, unless such loans are secured or other factors exist where the Group expects that all amounts due will be received.

When a loan has been classified as impaired, the carrying amount of the loan is reduced to the estimated recoverable amount, being the present value of expected future cash flows including amounts recoverable from guarantees and collaterals, discounted at the original effective interest rate of the loan.

For certain homogeneous loan portfolios, such as consumer loans, provisions are calculated based on a collective assessment of the whole portfolio. The assessment of the portfolio takes into consideration a number of factors such as the level of watch list or potential problem debts, the time period for which amounts are overdue, the prevailing economic conditions and prior period loss rates.

Non-performing loans are monitored continuously and are reviewed for provision purposes every six months. Any subsequent changes to the estimated recoverable amounts and timing of the expected future cash flows, are compared to the prior estimates and any difference arising results in a corresponding charge/credit in the income statement. A provision for an impaired loan is reversed only when the credit quality of the customer has improved to such an extent that there is reasonable assurance that all principal and interest according to the original terms of the loan will be collected timely.

Leasing and hire purchase transactions - the Group as lessor

When assets are held subject to finance leases or hire purchase agreements, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income.

Income from finance leases and hire purchase agreements is recognised over the term of the lease using the sum of the digits method.

Investments

All investments are initially measured at fair value, including acquisition costs associated with the investment, except for investments classified at fair value through profit or loss.

Investments are classified as: (a) held-to-maturity, (b) available-for-sale, or (c) at fair value through profit or loss. Management determines the appropriate classification at the time of purchase.

All regular way purchases and sales of investments are recognised at the trade date, which is the date that the Group commits to purchase or sell the asset. All other purchases and sales are recognised as derivative forward contracts until settlement.

Investments are derecognised when the contractual rights to the cash flows expire or when the Group transfers substantially all the risks and rewards of ownership.

Interest earned on treasury bills and debt securities is reported as interest income in the period in which the investments are held. Dividend income from equity shares is recognised when the right to receive it is established.

Investments at fair value through profit or loss

Investments classified as investments at fair value through profit or loss include investments held-for-trading and other investments.

Investments held-for-trading are those which: (a) are acquired or incurred principally for the purpose of sale or repurchase in the near future, or (b) are part of a portfolio of separately identifiable financial instruments that have been commonly managed and for which there is evidence of a recent pattern of short term profit-taking.

All other investments are classified at fair value through profit or loss upon initial recognition, when they are collectively managed, their performance is assessed according to their fair value in accordance with verified risk or investment management strategy and the information regarding this group of investments is provided internally to management.

Investments at fair value through profit or loss are measured at fair value, based on market prices for listed securities. The fair value of unlisted securities is estimated using appropriate models and valuation methods and/or on the basis of the investee's financial results, condition and prospects, compared to those of similar companies for which quoted market prices are available. Gains and losses arising from changes in the fair value of these investments are recognised in the income statement.

Investments available-for-sale

Investments intended either to be held until maturity or to be sold in response to changes in interest rates or market risks, liquidity requirements or changes in exchange rates are classified as available-for-sale.

Available-for-sale investments are measured at fair value, based on market prices for listed securities. The fair value of unlisted securities is estimated using appropriate models and valuation methods adapted to match the specific financial results of the investee, condition and prospects, compared to those of similar companies for which quoted market prices are available.

Gains and losses arising from changes in the fair value of available-for-sale investments are recognised in equity. In case of sale or impairment, the gains or losses recognised in equity are transferred to the income statement.

Available-for-sale investments in equity shares are impaired if the decline in their fair value is significant and prolonged. The amount of the impairment loss for treasury bills and debt securities is the difference between cost/impaired value and fair value.

Impairment losses on investments in treasury bills and debt securities previously recognised in the income statement are reversed in the income statement. Impairment losses on investments in equity shares are not reversed in the income statement. Potential increases in the fair value following impairment are recognised in the revaluation reserve.

Investments *(continued)*

Investments held-to-maturity

Investments with fixed maturity, where the Group has both the intent and the ability to hold to maturity, are classified as held-to-maturity.

Held-to-maturity investments are carried at amortised cost, which is calculated by taking into account acquisition cost, any unamortised discount or premium and any provision for impairment.

Investments are impaired when their recoverable amount is lower than their carrying amount. Estimates are used to determine the recoverable amount, which is based on projected cash flows.

Impairment losses on investments in treasury bills and debt securities previously recognised in the income statement are reversed in the income statement.

Long-term life assurance business

The Group accounts for its interest in long-term life assurance business using the embedded value basis of accounting.

The embedded value comprises the net assets of the life assurance subsidiary, including any surplus retained within the long-term business funds which could be transferred to the shareholders, and the present value of the in-force business. The value of the in-force business is calculated by projecting the future surpluses and other net cash flows attributable to the shareholders arising from business written at the balance sheet date, using appropriate economic and actuarial assumptions, and discounting the result at a rate which reflects the shareholders' overall risk premium attributable to this business.

The assets held within the long-term business funds are legally owned by the life assurance company, however, the shareholders will only benefit from ownership of these assets to the extent that surpluses are declared or from other cash flows attributable to the shareholders. In order to reflect the different nature of these assets, they are classified separately on the consolidated balance sheet as "Life assurance business net assets attributable to policyholders" while the corresponding liability to the policyholders is shown as "Life assurance business liabilities to policyholders". Investments held within the long-term assurance business funds are measured on the following basis: equity shares and debt securities held for unit-linked funds are measured at fair value in accordance with policy terms, investment property is measured at fair value based on valuations carried out by independent valuers at the balance sheet date and mortgages and other loans are measured at amortised cost less any provision for impairment.

Property, equipment and computer software

Owner-occupied property is property held by the Group for use in the supply of services or for administrative purposes. Investment property is property held by the Group to earn rentals and/or for capital appreciation. If a property of the Group includes a portion that is owner-occupied and another portion that is held to earn rentals or for capital appreciation, the classification is based on whether or not these portions can be sold separately. Otherwise, the whole property is classified as owner-occupied property unless the owner-occupied portion is insignificant. The classification of property is reviewed on a regular basis to account for major changes in its use.

Owner-occupied property is originally measured at cost and subsequently measured at fair value less accumulated depreciation. Valuations are carried out periodically by independent qualified valuers. Depreciation is calculated on the revalued amount less the estimated residual value of buildings on a straight line basis over the estimated useful life of 35 to 67 years. On disposal of freehold land and buildings, the relevant revaluation reserve balance is transferred to retained earnings.

The cost of adapting/improving leasehold property is amortised over 5 years or the period of the lease if this does not exceed 5 years.

Property, equipment and computer software *(continued)*

Equipment and computer software are measured at cost less accumulated depreciation. Depreciation of equipment is calculated on a straight line basis over its estimated useful life of 5 to 10 years. Depreciation of computer software is calculated on a straight line basis over its estimated useful life of 3 to 5 years.

Investment property

Investment property is measured at fair value as at the balance sheet date. Gains or losses arising from changes in fair value are included in the income statement. The valuations are carried out by independent qualified valuers. Investment property also includes property acquired in the process of debt settlement.

The property revaluation reserve includes revaluation of property initially used by the Group operations which was subsequently transferred to investment property.

Goodwill and other intangible assets

Goodwill represents the excess of the cost of the acquisition over the fair value of the Group's share of identifiable assets, liabilities and contingent liabilities of the acquired enterprise at the date of acquisition. After initial recognition, goodwill is measured at cost less any impairment. Goodwill is reviewed for impairment on an annual basis or earlier if events or changes in circumstances indicate impairment.

Licence fees and the insurance portfolio customer list acquired are measured at cost less accumulated amortisation. Amortisation is calculated on a straight line basis over the estimated useful life of the asset, of 2 to 10 years.

At each balance sheet date, the licence fees and the insurance portfolio customer list acquired, are reviewed for evidence of impairment when events or changes in circumstances indicate that the carrying value may not be recovered. If the carrying amount exceeds the recoverable amount then the licence fees and the customer list acquired are impaired to the recoverable amount.

Subordinated loan stock and debt securities in issue

Subordinated loan stock and debt securities in issue are initially measured at cost, being the fair value of the consideration received net of any issue costs. They are subsequently measured at amortised cost using the effective yield method, in order to amortise the cost at inception to the redemption value over the period to the earliest date that the Company may redeem the subordinated loan stock and the debt securities in issue.

Debt instruments issued by the Company and held for trading purposes are treated as a redemption of debt. Gains or losses on redemption are recognised if the repurchase price of the debt was different from its carrying value at the date of repurchase. Subsequent sales of own debt instruments in the market are treated as debt re-issuance.

Interest on subordinated loan stock and debt securities in issue is included in interest expense.

Share capital

Any difference between the issue price of share capital and the nominal value is recognised as share premium. The costs incurred attributable to the issue of share capital are deducted from equity.

Provisions for pending litigation or claims

Provisions for pending litigation or claims against the Group are made when: (a) there is a present obligation (legal or constructive) arising from past events, (b) the settlement of the obligation is expected to result in an outflow of resources embodying economic benefits, and (c) a reliable estimate of the amount of the obligation can be made.

Derivatives and hedge accounting

Derivative financial instruments include forward foreign exchange contracts, currency and interest rate swaps, equity linked swaps, options and other derivative financial instruments.

Derivatives are recognised in the balance sheet at fair value. Fair values are estimated using quoted market prices, discounted cash flow models and options pricing models, as appropriate.

Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives classified as held-for-trading are recognised in the income statement.

The Group also uses derivative financial instruments to hedge risks associated with interest rate and exchange rate fluctuations. The Group applies either fair value or cash flow hedge accounting for derivatives when the specified criteria for hedge accounting are met. Where hedge accounting criteria are not met, gains or losses arising from changes in the fair value of derivatives are recognised in the income statement.

In relation to fair value hedges which meet the criteria for hedge accounting, gains or losses from changes in fair value of the hedging instrument are recognised in the income statement. Gains or losses from changes in fair value of the hedged item attributable to the hedged risk are adjusted against the carrying amount of the hedged item and are also recognised in the income statement.

In relation to cash flow hedges which meet the criteria for hedge accounting, the portion of the gain or loss from changes in fair value of the hedging instrument that is determined to be an effective hedge is recognised in equity and the ineffective portion is recognised in the income statement. For cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged transaction affects the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, is terminated or exercised, or when the hedge no longer qualifies for hedge accounting. If a hedging transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

In some cases, a derivative may be part of a hybrid instrument that includes both a derivative and a host contract. This is known as an embedded derivative. An embedded derivative is separated from the host contract and is accounted for as a stand alone derivative if and only if the following conditions are met: (a) the host contract is not carried at fair value with changes in fair value reported in the income statement, (b) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and (c) the embedded derivative meets the definition of a derivative.

Offsetting financial instruments

Financial assets and financial liabilities may be offset and the net amount reported in the balance sheet when the Group has a legally enforceable right to offset the recognised amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Retirement benefits

The Group operates several defined benefit retirement plans, including retirement plans which require the payment of contributions to separately administered funds (funded schemes).

The cost of providing benefits is estimated separately for each plan using the Projected Unit Credit Method of actuarial valuation.

Retirement benefits *(continued)*

Actuarial gains or losses are recognised as income or expense if the net cumulative unrecognised gains or losses at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligations of the plan or 10% of the fair value of plan assets at that date. The portion of the actuarial gains or losses to be recognised is the excess amount determined above, divided by the expected average remaining working lives of the employees participating in the plan.

The cost of providing benefits under defined contribution and early retirement schemes is recognised in the income statement on an accruals basis.

Taxation

Taxation on income is provided in accordance with the fiscal regulations and rates which apply in the countries where the Group operates and is recognised as an expense in the period in which the income arises. Deferred tax is provided using the liability method.

Deferred income tax liabilities are recognised for all taxable temporary differences between the tax basis of assets and liabilities and their carrying amounts at the balance sheet date, which will give rise to taxable amounts in future periods.

Deferred income tax assets are recognised for all deductible temporary differences and carry-forward of unutilised tax losses to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences and carry-forward of unutilised tax losses can be utilised. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to utilise all or part of the deductible temporary differences or tax losses.

Deferred income tax assets and liabilities are measured at the amount that is expected to be paid or recovered from the tax authorities after taking into account the tax rates and legislation that have been enacted or substantially been enacted until the balance sheet date.

Current and deferred tax assets and liabilities are offset when they arise from the same tax reporting entity and relate to the same tax authority and when the legal right to offset exists.

Cash and cash equivalents

Cash and cash equivalents for the purposes of the cash flow statement consist of cash, non obligatory balances with central banks, placements with banks and other securities that are readily convertible into known amounts of cash or are repayable within three months of the date of their acquisition.

Comparative amounts

The comparative amounts were restated to conform with changes in the presentation of the results and balance sheet items of the Group and in addition, as stated in Note 2, due to the adoption of the revised and amended IAS 32 "Financial Instruments: disclosure and presentation" and IAS 39 "Financial instruments: recognition and measurement".

1. Corporate information

The consolidated financial statements of Bank of Cyprus Public Company Limited (the "Company") for the year ended 31 December 2005 were authorised for issue by a resolution of the Board of Directors on 27 February 2006.

Bank of Cyprus Public Company Ltd is the holding company of the Bank of Cyprus Group. The principal activities of the Company and its subsidiary companies during the year continued to be the provision of banking and financial services, insurance business, property and hotel business.

The Company was incorporated as a limited liability company in 1930 and is considered a public company under the Cyprus Stock Exchange Laws and Regulations and the Income Tax Law of Cyprus.

2. Restatements to the financial statements

As of 1 January 2005, the Group adopted the revised and amended IAS 32 "Financial instruments: disclosure and presentation" and IAS 39 "Financial instruments: recognition and measurement". The revised and amended IAS 39 allows the designation of financial assets upon initial recognition or when IAS 39 (revised and amended) is first applied, as financial assets at fair value through profit or loss.

Upon the initial application of IAS 39 (revised and amended), the Group transferred certain investments in equity shares and debt securities from the available-for-sale category to the fair value through profit or loss category. In accordance with the transitional provisions of IAS 39 (revised and amended), the transfer of investments is applied retrospectively. The value of the available-for-sale investments which was transferred to the fair value through profit or loss category on 1 January 2004 and 31 December 2004 amounted to C£25.003 thousand and C£23.296 thousand respectively.

As a result of the transfer of investments, the consolidated financial statements were restated as follows:

	2004 C£000
Profit after tax, as previously reported	37.508
Effect on	
- net losses on sale and change in fair value of financial instruments	(1.789)
- provision for impairment of available-for-sale investments	2.810
Profit after tax, as restated	38.529
Increase in basic and diluted earnings per share (cent)	0,2

The restatement of assets is set out in Notes 14 and 17. The restatement of reserves is set out in the consolidated statement of changes in equity. The transfer of investments did not have any effect on equity as at 31 December 2004. The transfer of investments did not have a material effect on the Group's results for the year ended 31 December 2005 and the Group's equity as at 31 December 2005.

3. Segmental analysis

The Group has three principal areas of business activity: banking and financial services, life and general insurance business and property and hotel business.

The Group's business is mainly conducted in three geographic segments: (a) Cyprus, (b) Greece, and (c) other countries, primarily the United Kingdom and Australia.

Generally, pricing between the different segments is based on market rates.

The analysis by geographic segments is based on the location of the office recording the transaction.

Even though the activities of some of the Group companies are interdependent, the analyses by business activity and geographic segment are presented without adjustments for the cost of the net investment, the allocation of the benefit of earnings on the Group's capital and for Group head office expenses, as such adjustments would inevitably be subjective.

The primary reporting format is by business activity.

Business activity

	Banking and financial services C£000	Insurance business C£000	Property and hotel business C£000	**Total C£000**
2005				
Turnover	720.199	70.904	6.152	**797.255**
Profit before tax	73.544	14.080	2.934	**90.558**
Provisions for bad and doubtful debts	91.087	-	-	**91.087**
Profit before provisions	164.631	14.080	2.934	**181.645**
Assets	12.461.745	327.826	33.857	**12.823.428**
Inter-segment assets				**(21.239)**
Total assets				**12.802.189**
Liabilities	11.760.253	277.935	13.499	**12.051.687**
Inter-segment liabilities				**(11.149)**
Total liabilities				**12.040.538**
Capital expenditure	20.038	856	64	**20.958**
Depreciation and amortisation	18.649	769	181	**19.599**

3. Segmental analysis *(continued)*

Business activity *(continued)*

	Banking and financial services C£000	Insurance business C£000	Property and hotel business C£000	Total C£000
2004				
Turnover	621.282	65.632	4.497	**691.411**
Profit before tax	40.161	9.596	1.180	**50.937**
Provision for impairment of available-for-sale investments	3.031	86	-	**3.117**
Provisions for bad and doubtful debts	83.695	-	-	**83.695**
Profit before provisions	126.887	9.682	1.180	**137.749**
Assets	9.960.042	280.737	31.045	**10.271.824**
Inter-segment assets				**(11.841)**
Total assets				**10.259.983**
Liabilities	9.468.322	234.385	11.416	**9.714.123**
Inter-segment liabilities				**(13.253)**
Total liabilities				**9.700.870**
Capital expenditure	16.006	389	76	**16.471**
Depreciation and amortisation	18.619	655	204	**19.478**

Geographic segments

	Cyprus C£000	Greece C£000	Other countries C£000	Total C£000
2005				
Turnover	505.331	256.652	60.863	**822.846**
Inter-segment turnover, mainly interest	(16.429)	(6.644)	(2.518)	**(25.591)**
Turnover with third parties	488.902	250.008	58.345	**797.255**
Assets	8.012.288	4.741.720	1.064.634	**13.818.642**
Inter-segment assets				**(1.016.453)**
Total assets				**12.802.189**
Capital expenditure	5.626	13.672	1.660	**20.958**
2004				
Turnover	437.956	217.723	56.441	**712.120**
Inter-segment turnover, mainly interest	(14.568)	(4.319)	(1.822)	**(20.709)**
Turnover with third parties	423.388	213.404	54.619	**691.411**
Assets	5.651.794	4.276.576	1.017.766	**10.946.136**
Inter-segment assets				**(686.153)**
Total assets				**10.259.983**
Capital expenditure	8.119	7.604	748	**16.471**

4. Interest income

	2005 C£000	2004 C£000
Loans and other advances to customers	**455.153**	410.417
Placements with banks and central banks	**76.940**	47.204
Treasury bills	**4.210**	10.126
Debt securities	**69.002**	44.546
	605.305	512.293

5. Interest expense

	2005 C£000	2004 C£000
Customer deposits and other accounts	**297.768**	244.810
Amounts due to banks	**4.625**	3.027
Subordinated loan stock	**16.772**	14.645
Debt securities in issue	**6.374**	3.931
	325.539	266.413

6. Net gains/(losses) on sale and change in fair value of financial instruments

	2005 C£000	2004 C£000
Gains/(losses) from trading portfolio		
- equity shares	**683**	(510)
- debt securities	**4.254**	(1.605)
- derivatives	**(1.216)**	(768)
Gains/(losses) from investments at fair value through profit or loss		
- equity shares	**(1.243)**	(1.170)
- debt securities	**20**	(619)
Profit on sale of available-for-sale investments	**3.009**	241
Gains/(losses) from change in fair value of financial instruments designated as fair value hedges	**515**	(136)
	6.022	(4.567)

7. Income from insurance business

	2005 C£000	2004 C£000
Life assurance business	**14.465**	10.653
General insurance business	**8.910**	7.453
	23.375	18.106

Analysis of income

	2005		2004	
	Life assurance C£000	**General insurance C£000**	Life assurance C£000	General insurance C£000
Gross premiums	**42.545**	**28.359**	41.816	23.816
Reinsurance premiums	**(4.601)**	**(13.580)**	(4.225)	(11.267)
Income and gains from investments	**39.001**	**18**	7.585	12
Commissions from reinsurers and other income	**1.965**	**3.900**	1.362	3.440
	78.910	**18.697**	46.538	16.001
Gross payments to policyholders	**(27.060)**	**(9.335)**	(26.662)	(6.911)
Reinsurers' share of payments to policyholders	**1.920**	**3.890**	1.288	2.140
Gross adjustment to insurance contract liabilities	**(37.187)**	**(8.477)**	(8.589)	(2.007)
Reinsurers' share of change in insurance contract liabilities	**895**	**6.688**	1.445	1.069
Commissions paid to agents and other selling costs	**(5.457)**	**(2.553)**	(4.756)	(2.839)
	12.021	**8.910**	9.264	7.453
Change in the present value of future income from the in-force business	**2.444**	**-**	1.389	-
Income per the income statement	**14.465**	**8.910**	10.653	7.453

Other insurance income and expense items presented below are included in the relevant captions of the consolidated income statement:

	2005		2004	
	Life assurance C£000	**General insurance C£000**	Life assurance C£000	General insurance C£000
Interest income	**108**	**697**	103	693
Net gains/(losses) on sale and change in fair value of financial instruments and other income	**372**	**181**	(267)	739
Staff costs	**(2.814)**	**(3.925)**	(2.435)	(3.627)
Other operating expenses	**(2.013)**	**(1.901)**	(1.963)	(1.667)

8. Other income

	2005 C£000	2004 C£000
Dividend income from equity shares	**428**	201
Profit on disposal of stock of property held for sale	**3.058**	2.359
Rental income from investment property	**397**	35
Other income	**1.999**	2.125
	5.882	4.720

Other income includes profit on disposal of assets held for sale of C£24 thousand (2004: nil).

9. Staff costs

	2005 C£000	2004 C£000
Salaries and employer's contributions	**122.535**	113.976
Retirement benefit plan costs	**28.796**	24.312
	151.331	138.288

The number of persons employed by the Group as at 31 December 2005 was 6.065 (2004: 5.890).

Retirement benefit plan costs

	2005 C£000	2004 C£000
Programmes		
- defined benefit plans	**24.497**	21.953
- defined contribution plans	**618**	394
- early retirement plans	**3.681**	1.965
	28.796	24.312

The Group operates several retirement benefit plans covering substantially all its employees. The majority of the plans are funded and their assets are held in separately administered funds.

Cyprus

The main retirement scheme for the Group's permanent employees in Cyprus covers 52,2% of total Group personnel and is a defined benefit plan. The plan provides for a lump sum payment on retirement or death in service of up to 78 monthly salaries depending on the length of service. A small number of staff have the option to receive part or the whole of their retirement benefit entitlement by way of a pension for life.

The net present value of the obligations is estimated annually using the Projected Unit Credit Method of actuarial valuation, carried out by independent actuaries. The principal actuarial assumptions used for the valuations were as follows:

	2005	2004
Discount rate	**5,0%**	6,0%
Expected rate of return on plan assets	**6,0%**	6,0%
Future salary increases	**6,5%**	7,5%

9. Staff costs *(continued)*

Retirement benefit plan costs *(continued)*

Greece

The Group's employees in Greece (39,9% of total Group employees) are covered by two defined benefit plan and one defined contribution plan.

All employees are entitled by law to a compensation in case of dismissal or a lump sum payment upon normal retirement, under a defined benefit plan, at rates specified in the legislation.

A number of employees (19,7% of total Group personnel) participate in a defined benefit plan which provides for the payment of a lump sum on retirement of up to 50 monthly salaries depending on the length of service. The lump sum may be received by way of a pension for life. This plan is closed to new employees from 1 January 2003.

The net present value of the obligations under the two defined benefit plans in Greece is estimated annually using the Projected Unit Credit Method of actuarial valuation, carried out by independent actuaries. The principal actuarial assumptions used for the valuations were as follows:

	2005	2004
Discount rate	**3,7%**	4,0%
Expected rate of return on Plan assets	**3,7%**	4,0%
Future salary increases	**5,0%**	5,0%

The third plan applies to employees recruited after 1 January 2003 and is a defined contribution plan.

Other countries

The terms of the retirement plans of employees in the United Kingdom and other countries and the respective actuarial assumptions reflect the economic conditions prevailing in these countries.

The results of the actuarial valuations for all the defined benefit plans of the Group are as set out below:

	2005 C£000	2004 C£000
Net present value of funded obligations	**262.582**	233.640
Fair value of plan assets	**(193.628)**	(129.508)
	68.954	104.132
Net present value of unfunded obligations	**2.114**	2.176
Net present value of obligations less fair value of plan assets	**71.068**	106.308
Unrecognised actuarial losses	**(69.903)**	(103.846)
Unrecognised actuarial gains	**2.242**	-
Net liability of retirement benefit plans recorded on balance sheet (Note 25)	**3.407**	2.462

The cumulative unrecognised actuarial losses resulted mainly from changes in the discount rate and from the reduced actual return of the Plan assets in prior years.

9. Staff costs *(continued)*

Retirement benefit plan costs *(continued)*

The assets held by the funded plans include securities issued by the Company, the fair value of which is as follows:

	2005 C£000	2004 C£000
Equity shares	**96.760**	45.877
Loan stock	**12.822**	12.822
	109.582	58.699

The components of the expense recognised in the income statement in relation to the defined benefit plans are as follows:

	2005 C£000	2004 C£000
Current service cost	**13.559**	12.251
Interest expense	**14.172**	11.811
Expected return on plan assets	**(8.197)**	(6.581)
Actuarial loss	**4.963**	4.472
	24.497	21.953

The actual return on plan assets for year 2005 was C£51.260 thousand (2004: C£8.909 thousand).

Medical plan costs

The Group operates a number of medical plans that cover almost all of its employees. All the plans are defined contribution plans except for the plan that covers the personnel of the Group in Greece which is a defined benefit plan. Full provision is made for all liabilities in respect of these plans.

10. Profit before tax

Profit before tax is stated after crediting/(charging) the following:

	2005 C£000	2004 C£000
Gains/(losses) from change in fair value of investment property	**87**	(328)
Profit on disposal of property and equipment and write-offs of intangible assets	**270**	562
Operating lease rentals for land and buildings	**(8.077)**	(7.444)
Depreciation of property and equipment	**(14.270)**	(13.664)
Amortisation of goodwill arising on consolidation of subsidiary company	**-**	(117)
Amortisation of other intangible assets	**(5.329)**	(5.697)
Auditors' remuneration	**(426)**	(451)

11. Tax

	2005 C£000	2004 C£000
Corporation tax		
- Cyprus	**2.856**	1.491
- overseas	**11.673**	11.100
Cyprus defence contribution	**43**	39
Deferred tax	**3.814**	(1.764)
Prior years' tax adjustments	**(245)**	1.542
	18.141	12.408

The reconciliation between the tax expense and the profit before tax, as estimated using the current tax rates is set out below:

	2005 C£000	2004 C£000
Profit before tax	**90.558**	50.937
Tax at the normal tax rates in Cyprus	**9.089**	7.476
Tax effect of		
- expenses not deductible for tax purposes	**863**	1.093
- income not subject to tax	**(787)**	(1.650)
- difference between overseas tax rates and Cyprus tax rates	**9.221**	4.952
	18.386	11.871
Effect of the decrease of Cyprus corporation tax rates from 15% to 10% after 2004	**-**	(1.005)
Prior years' tax adjustments	**(245)**	1.542
	18.141	12.408

Corporation tax in Cyprus is calculated at the rate of 10% on taxable income. For life assurance business there is a minimum tax charge of 1,5% on gross premiums. Defence contribution of 3% is payable on rental income.

At 31 December 2005 the accumulated tax losses amount to C£6.659 thousand (2004: C£21.665 thousand). Tax losses were partly utilised against the taxable profit of year 2005. It is expected that the remaining tax losses will be utilised against future taxable profits.

An additional tax charge of about C£5,6 million will arise in the event of distribution of the total undistributed profits of overseas branches.

Deferred tax asset

The deferred tax asset is attributable to the following items:

	2005 C£000	2004 C£000
Difference between wear and tear allowances and depreciation	**187**	(1.224)
Property revaluation	**(113)**	(3.415)
Investment revaluation	**-**	505
Other temporary differences	**2.007**	4.434
Unutilised tax losses carried forward	**100**	1.709
	2.181	2.009

11. Tax *(continued)*

Deferred tax liability

The deferred tax liability is attributable to the following items:

	2005 C£000	2004 C£000
Difference between wear and tear allowances and depreciation	**1.518**	192
Property revaluation	**6.836**	4.075
Investment revaluation	**1.156**	1.130
Other temporary differences	**(1.362)**	887
Unutilised tax losses carried forward	**-**	(23)
	8.148	6.261

12. Basic and diluted earnings per share

	2005	2004
Profit after tax (C£ thousand)	**72.417**	38.529
Weighted average number of shares in issue during the year (thousand)	**502.229**	498.345
Basic and diluted earnings per share (cent)	**14,4**	7,7

At 31 December 2005 and 2004 there were no potentially dilutive ordinary shares and as a result basic and diluted earnings per share are the same.

The weighted average number of shares for the year ended 31 December 2004 has been adjusted to reflect the bonus element of the issue of shares under the Dividend Reinvestment Plan resulting from the dividend payment for year 2004 and of the rights issue of shares in December 2005.

13. Cash, balances with central banks and placements with banks

	2005 C£000	2004 C£000
Cash	**61.857**	49.888
Balances with central banks	**549.824**	389.426
	611.681	439.314
Placements with banks	**2.578.300**	1.511.577

Balances with central banks include obligatory deposits for liquidity purposes which amount to C£353.376 thousand (2004: C£343.268 thousand).

The analysis of the above figures per maturity date and per currency is set out in Note 37. Interbank placements and takings bear interest which is based on the interbank rate of the relevant term and currency.

14. Investments at fair value through profit or loss

	2005 C£000	2004 C£000
Trading investments	75.127	72.190
Investments at fair value through profit or loss	14.204	23.296
	89.331	95.486
Trading investments		
Debt securities	72.366	67.980
Equity shares	2.186	1.906
Mutual funds	575	2.304
	75.127	72.190
Debt securities		
Cyprus government	71.805	67.442
Local authorities	278	280
Cyprus public companies	283	258
	72.366	67.980
Repayable		
Between one and five years	72.366	67.868
After five years	-	112
	72.366	67.980
Listed on the Cyprus Stock Exchange	72.088	67.700
Unlisted - certificates of deposit, bank and local authority bonds	278	280
	72.366	67.980
Equity shares		
Listed on the Cyprus Stock Exchange	2.143	1.864
Unlisted	43	42
	2.186	1.906
Investments at fair value through profit or loss (upon the adoption of IAS 39 (revised and amended))		
Debt securities - listed	856	9.377
Equity shares - unlisted	13.348	13.919
	14.204	23.296

As mentioned in Note 2, upon the initial application of IAS 39 (revised and amended), the Group transferred certain investments in equity shares and debt securities from the available-for-sale category to the fair value through profit or loss category. In accordance with the transitional provisions of IAS 39 (revised and amended), the transfer of investments is applied retrospectively. The value of the available-for-sale investments which was transferred to the fair value through profit or loss category on 1 January 2004 and 31 December 2004 amounted to C£25.003 thousand and C£23.296 thousand respectively.

15. Loans and other advances to customers

	2005 C£000	2004 C£000
Loans and other advances	**6.638.611**	5.808.403
Hire purchase and finance lease debtors (Note 16)	**759.410**	641.883
Gross loans and other advances to customers	**7.398.021**	6.450.286
Provisions for bad and doubtful debts	**(413.810)**	(471.034)
	6.984.211	5.979.252
By economic activity		
Trade	**1.197.265**	1.068.278
Manufacturing	**390.674**	374.669
Tourism	**692.284**	581.679
Property and construction	**999.132**	818.393
Personal, home loans and professional	**3.725.156**	3.227.385
Other sectors	**393.510**	379.882
	7.398.021	6.450.286
By geographical area		
Cyprus	**3.548.101**	3.220.243
Greece	**3.140.873**	2.594.527
United Kingdom	**562.367**	522.527
Australia	**146.680**	112.989
	7.398.021	6.450.286

15. Loans and other advances to customers *(continued)*

Provisions for bad and doubtful debts and suspended income

	Provisions C£000	Suspended income C£000	Total C£000
2005			
At 1 January	337.565	133.469	**471.034**
Exchange adjustments	(798)	(130)	**(928)**
Applied in writing off advances	(138.161)	(41.507)	**(179.668)**
Suspended income for the year net of current year collections	-	49.263	**49.263**
Collection of prior years' suspended income	-	(19.763)	**(19.763)**
Collection of loans previously written off	2.785	-	**2.785**
Charge for the year	91.087	-	**91.087**
At 31 December	**292.478**	**121.332**	**413.810**
2004			
At 1 January	287.484	121.755	**409.239**
Exchange adjustments	(730)	(135)	**(865)**
Applied in writing off advances	(32.884)	(18.819)	**(51.703)**
Suspended income for the years net of current year collections	-	42.432	**42.432**
Collection of prior years' suspended income	-	(11.764)	**(11.764)**
Charge for the year	83.695	-	**83.695**
At 31 December	**337.565**	**133.469**	**471.034**

Loans and other advances to customers include loans and advances net of provisions and suspended income of C£293.782 thousand (2004: C£343.336 thousand) for which income is suspended.

The fair value of loans and other advances to customers is approximately equal to the amount shown on the balance sheet after the deduction of the provisions for bad and doubtful debts and suspended income.

16. Hire purchase and finance lease debtors

	2005 C£000	2004 C£000
Gross investment in hire purchase and finance leases	**915.274**	786.016
Unearned finance income	**(155.864)**	(144.133)
Present value of hire purchase and finance lease payments	**759.410**	641.883
Repayable		
Within one year	**167.866**	110.536
Between one and five years	**412.411**	541.685
After five years	**334.997**	133.795
Gross investment in hire purchase and finance leases	**915.274**	786.016
Repayable		
Within one year	**167.567**	110.115
Between one and five years	**334.670**	436.527
After five years	**257.173**	95.241
Present value of hire purchase and finance lease payments	**759.410**	641.883

The provisions for bad and doubtful debts relating to hire purchase and finance lease debtors at 31 December 2005 was C£36.797 thousand (2004: C£32.453 thousand) and are included in the total provisions for bad and doubtful debts (Note 15).

Under hire purchase contracts, the hirer: (a) pays a nominal fee at the end of the hire purchase term in exchange for the right to purchase the goods, (b) makes monthly payments which include hire purchase fees on all the amounts outstanding, and (c) is responsible for any loss or damage incurred to the goods concerned.

Under finance lease contracts: (a) the lessee takes over the items under the lease for the rental period and makes payments throughout the lease term covering the rentals and any other amounts that are payable under the terms of the contract, (b) the rentals and other amounts payable are subject to interest and include leasing fees and Value Added Tax, (c) the lessee undertakes to maintain the items in good condition and to compensate the owner for any damage or loss incurred, and (d) upon expiry of the contract, the lessee can either return the items to their owner or continue to pay a nominal annual fee in exchange for the right to continue to use the items.

17. Investments available-for-sale and held-to-maturity

	Available-for-sale		Held-to-maturity		Total	
	2005	2004	**2005**	2004	**2005**	2004
	C£000	C£000	**C£000**	C£000	**C£000**	C£000
Treasury bills	**63.940**	34.335	**-**	102.941	**63.940**	137.276
Debt securities	**1.860.419**	1.369.795	**2.573**	168.693	**1.862.992**	1.538.488
Equity shares	**18.329**	14.193	**-**	-	**18.329**	14.193
	1.942.688	1.418.323	**2.573**	271.634	**1.945.261**	1.689.957
Treasury bills						
Cyprus government	**63.940**	23.939	**-**	102.941	**63.940**	126.880
Other governments	**-**	10.396	**-**	-	**-**	10.396
	63.940	34.335	**-**	102.941	**63.940**	137.276
Debt securities						
Cyprus government	**454.917**	227.080	**-**	-	**454.917**	227.080
Other governments	**400.758**	401.148	**-**	-	**400.758**	401.148
Local authorities	**984**	879	**-**	-	**984**	879
Banks and other organisations	**998.704**	739.404	**2.573**	168.693	**1.001.277**	908.097
Cyprus public companies	**5.056**	1.284	**-**	-	**5.056**	1.284
	1.860.419	1.369.795	**2.573**	168.693	**1.862.992**	1.538.488
Repayable						
Within one year	**211.261**	78.968	**-**	168.436	**211.261**	247.404
Between one and five years	**1.235.979**	1.206.542	**2.573**	257	**1.238.552**	1.206.799
After five years	**413.179**	84.285	**-**	-	**413.179**	84.285
	1.860.419	1.369.795	**2.573**	168.693	**1.862.992**	1.538.488
Listed on the Cyprus Stock Exchange	**448.388**	224.124	**-**	-	**448.388**	224.124
Listed on European and U.S.A. stock exchanges	**1.410.718**	1.144.154	**2.573**	257	**1.413.291**	1.144.411
Unlisted - certificates of deposit, bank and local authority bonds	**1.313**	1.517	**-**	168.436	**1.313**	169.953
	1.860.419	1.369.795	**2.573**	168.693	**1.862.992**	1.538.488
Geographical dispersion by country of issuer						
Cyprus	**461.286**	229.544	**-**	-	**461.286**	229.544
Greece	**195.977**	271.404	**-**	-	**195.977**	271.404
United Kingdom and Ireland	**251.967**	186.522	**2.315**	12.635	**254.282**	199.157
France	**172.496**	91.918	**-**	35.801	**172.496**	127.719
Germany	**111.397**	58.562	**258**	78.042	**111.655**	136.604
Other European countries	**323.607**	258.182	**-**	42.215	**323.607**	300.397
U.S.A. and Canada	**211.379**	154.448	**-**	-	**211.379**	154.448
Australia	**94.738**	83.725	**-**	-	**94.738**	83.725
Other countries	**4.271**	4.244	**-**	-	**4.271**	4.244
Multinational organisations	**33.301**	31.246	**-**	-	**33.301**	31.246
	1.860.419	1.369.795	**2.573**	168.693	**1.862.992**	1.538.488
Equity shares						
Listed on the Cyprus Stock Exchange	**17.089**	12.061	**-**	-	**17.089**	12.061
Listed on European stock exchanges	**741**	1.583	**-**	-	**741**	1.583
Unlisted	**499**	549	**-**	-	**499**	549
	18.329	14.193	**-**	-	**18.329**	14.193

17. Investments available-for-sale and held-to-maturity *(continued)*

Treasury bills and debt securities

The movement for the year 2005 in investments in treasury bills and debt securities is:

	Treasury bills		Debt securities	
	Available-for-sale C£000	Held-to-maturity C£000	Available-for-sale C£000	Held-to-maturity C£000
At 1 January 2005, as previously reported	34.335	102.941	1.379.172	168.693
Transfer to investments at fair value through profit or loss (Note 2)	-	-	(9.377)	-
At 1 January 2005, as restated	34.335	102.941	1.369.795	168.693
Exchange adjustments	250	-	37.373	16.590
Additions	62.044	-	978.955	2.379
Disposals	(10.392)	-	(472.188)	-
Redemptions	(25.000)	(103.890)	(81.002)	(186.906)
Gains from change in fair value	478	-	31.635	-
Amortisation of premiums/discounts	2.225	949	(4.149)	1.817
At 31 December 2005	**63.940**	**-**	**1.860.419**	**2.573**

Gains from change in fair value include gains amounting to C£2.026 thousand which relate to debt securities that are hedged items in fair value hedges and are included in the income statement.

At 31 December 2004 held-to-maturity treasury bills include obligatory placements for liquidity purposes with the Central Bank of Cyprus of C£38.890 thousand.

The fair value of held-to-maturity investments is:

	2005 C£000	2004 C£000
Treasury bills	-	103.022
Debt securities	**2.582**	168.632
	2.582	271.654

17. Investments available-for-sale and held-to-maturity *(continued)*

Equity shares

The movement for year 2005 in investments in equity shares is summarised below:

	C£000
At 1 January 2005, as previously reported	28.112
Transfer to investments at fair value through profit or loss (Note 2)	(13.919)
At 1 January 2005, as restated	14.193
Exchange adjustments	(4)
Additions	224
Disposals	(1.156)
Gains from change in fair value	5.072
At 31 December 2005	**18.329**

18. Property and equipment

	Property C£000	Equipment C£000	**Total C£000**
2005			
Net book value at 1 January	133.888	23.643	**157.531**
Exchange adjustments	(409)	(12)	**(421)**
Additions	11.865	6.126	**17.991**
Disposals and write offs	(903)	(264)	**(1.167)**
Charge for the year	(6.540)	(7.730)	**(14.270)**
Net book value at 31 December	**137.901**	**21.763**	**159.664**
At 1 January 2005			
Cost or valuation	159.029	80.988	**240.017**
Accumulated depreciation	(25.141)	(57.345)	**(82.486)**
Net book value	**133.888**	**23.643**	**157.531**
At 31 December 2005			
Cost or valuation	169.464	75.513	**244.977**
Accumulated depreciation	(31.563)	(53.750)	**(85.313)**
Net book value	**137.901**	**21.763**	**159.664**

18. Property and equipment *(continued)*

	Property C£000	Equipment C£000	**Total C£000**
2004			
Net book value at 1 January	136.907	25.861	**162.768**
Exchange adjustments	(440)	(74)	**(514)**
Additions	7.125	6.019	**13.144**
Transfer to investment property	(640)	-	**(640)**
Disposals and write offs	(3.092)	(471)	**(3.563)**
Charge for the year	(5.972)	(7.692)	**(13.664)**
Net book value at 31 December	**133.888**	**23.643**	**157.531**
At 1 January 2004			
Cost or valuation	156.241	77.288	**233.529**
Accumulated depreciation	(19.334)	(51.427)	**(70.761)**
Net book value	**136.907**	**25.861**	**162.768**
At 31 December 2004			
Cost or valuation	159.029	80.988	**240.017**
Accumulated depreciation	(25.141)	(57.345)	**(82.486)**
Net book value	**133.888**	**23.643**	**157.531**

The net book value of the Group's property comprises of:

	2005 C£000	2004 C£000
Freehold property	**122.450**	117.365
Improvements on leasehold property	**15.451**	16.523
	137.901	133.888

Property includes land amounting to C£50.081 thousand (2004: C£50.800 thousand) for which no depreciation is charged. The latest estimate of market value by independent qualified valuers took place in 2003. The cumulative revaluation surplus as at 31 December 2005 amounted to C£42.798 thousand (2004: C£42.782 thousand) and is included in the property revaluation reserve.

The net book value of freehold property, on a cost less accumulated depreciation basis, as at 31 December 2005 would have amounted to C£80.467 thousand (2004: C£75.004 thousand).

There are no fixed charges in favour of third parties on the Group's tangible fixed assets as at 31 December 2005 and 2004.

19. Intangible assets

	Computer software C£000	Licence fees C£000	Insurance portfolio customer list C£000	Goodwill on acquisition of subsidiary C£000	**Total C£000**
2005					
Net book value at 1 January	9.795	2.796	-	705	**13.296**
Exchange adjustments	(7)	-	-	-	**(7)**
Additions	2.427	-	540	-	**2.967**
Charge for the year	(4.789)	(360)	(180)	-	**(5.329)**
Net book value at 31 December	**7.426**	**2.436**	**360**	**705**	**10.927**
At 1 January 2005					
Cost as previously reported	43.105	3.607	-	1.173	**47.885**
Elimination of accumulated goodwill amortisation	-	-	-	(468)	**(468)**
	43.105	3.607	-	705	**47.417**
Accumulated amortisation as previously reported	(33.310)	(811)	-	(468)	**(34.589)**
Elimination of accumulated goodwill amortisation	-	-	-	468	**468**
Net book value	**9.795**	**2.796**	**-**	**705**	**13.296**
At 31 December 2005					
Cost	44.125	3.607	540	705	**48.977**
Accumulated amortisation	(36.699)	(1.171)	(180)	-	**(38.050)**
Net book value	**7.426**	**2.436**	**360**	**705**	**10.927**

19. Intangible assets *(continued)*

	Computer software C£000	Licence fees C£000	Goodwill on acquisition of subsidiary C£000	**Total C£000**
2004				
Net book value at 1 January	11.903	3.156	822	**15.881**
Exchange adjustments	(41)	-	-	**(41)**
Additions	3.327	-	-	**3.327**
Disposals	(57)	-	-	**(57)**
Charge for the year	(5.337)	(360)	(117)	**(5.814)**
Net book value at 31 December	**9.795**	**2.796**	**705**	**13.296**
At 1 January 2004				
Cost	39.996	3.607	1.173	**44.776**
Accumulated amortisation	(28.093)	(451)	(351)	**(28.895)**
Net book value	**11.903**	**3.156**	**822**	**15.881**
At 31 December 2004				
Cost	43.105	3.607	1.173	**47.885**
Accumulated amortisation	(33.310)	(811)	(468)	**(34.589)**
Net book value	**9.795**	**2.796**	**705**	**13.296**

The goodwill on consolidation of subsidiary company arose on the acquisition of the brokerage company Victory Securities SA, which was renamed Kyprou Securities SA. According to IFRS 3, from 1 January 2005 the goodwill is not amortised but reviewed for impairment at least once a year. During 2004, the Group recognised C£117 thousand as goodwill amortisation in the income statement.

20. Other assets

	2005 C£000	2004 C£000
Debtors	**12.373**	14.125
Stock of property held for sale	**9.020**	8.424
Investment property	**20.418**	3.328
Assets held for sale	**1.217**	-
Value of in-force life assurance policies (Note 22)	**23.700**	21.500
Taxes refundable	**5.591**	1.202
Deferred tax (Note 11)	**2.181**	2.009
Fair value of derivative financial instruments (Note 33)	**8.229**	9.307
Reinsurers' share of insurance contract liabilities	**18.488**	11.037
Items in course of collection and other assets	**28.207**	12.359
	129.424	83.291

Investment property

The movement of investment property is summarised below:

	2005 C£000	2004 C£000
At 1 January	**3.328**	3.043
Exchange adjustments	**(25)**	(27)
Transfer from property and equipment	**-**	640
Additions	**17.923**	-
Disposals	**(895)**	-
Gains/(losses) from change in fair value	**87**	(328)
At 31 December	**20.418**	3.328

21. Prepayments and accrued income

	2005 C£000	2004 C£000
Accrued interest, fees and commissions	**55.970**	90.822
Prepaid expenses	**5.614**	3.906
	61.584	94.728

22. Life assurance business

The value placed on the long-term life assurance business of the subsidiary company EuroLife Ltd comprises of:

	2005 C£000	2004 C£000
Net assets attributable to shareholders	**16.873**	15.363
Value of in-force life assurance policies	**23.700**	21.500
Embedded value	**40.573**	36.863

In determining the value of in-force policies, assumptions are made relating to future mortality, persistence, level of expenses and investment yields. The main assumptions used in determining the value of the in-force policies for the years 2005 and 2004 are:

Discount rate (after tax)	10%
Return on investments	6%
Inflation	5%

The movement of the embedded value is summarised below:

	2005 C£000	2004 C£000
At 1 January	**36.863**	34.507
Profit for the year	**7.035**	4.162
Increase in the value of in-force policies	**2.200**	2.260
Dividend paid	**(5.500)**	(3.500)
Change in fair value of property and investments, net of deferred tax	**(12)**	(556)
Exchange differences and other adjustments	**(13)**	(10)
At 31 December	**40.573**	36.863

Life assurance business net assets attributable to policyholders comprise of investments in:

	2005 C£000	2004 C£000
Equity shares	**101.825**	78.543
Debt securities	**92.668**	62.031
Property	**540**	460
Mortgages and other loans	**3.953**	5.011
Bank deposits	**33.019**	48.767
	232.005	194.812
Other assets less liabilities	**(199)**	739
Life assurance business net assets attributable to policyholders	**231.806**	195.551

23. Customer deposits and other accounts

	2005 C£000	2004 C£000
By category		
Demand	**1.354.135**	1.036.663
Savings	**745.873**	613.540
Time	**8.624.477**	7.005.679
	10.724.485	8.655.882
By geographical area		
Cyprus	**6.189.823**	4.751.758
Greece	**3.855.849**	3.283.636
United Kingdom	**562.870**	525.900
Australia	**115.943**	94.588
	10.724.485	8.655.882

Demand and savings deposits are payable on demand and their carrying amount represents their fair value. The fair value of deposits that bear a floating rate of interest is equivalent to their carrying amount. The fair value of deposits that bear a fixed rate of interest is based on the present value of their future cash flows, estimated using interest rates payable on new deposits which have the same remaining period to maturity, and is not materially different from their carrying amount as the majority (over 85%) mature within three months from the balance sheet date (Note 37).

24. Debt securities in issue

	Interest rate: Three-month Euribor plus	2005 C£000	2004 C£000
Senior Debt in Euro (€300 million) 2005/2008	0,30%	**170.038**	-
Senior Debt in Euro (€250 million) 2003/2006	0,35%	**143.302**	143.684
Senior Debt in Euro (€5 million) 2003/2006	0,40%	**2.867**	2.900
Senior Debt in Euro (€3 million) 2003/2008	0,45%	**1.721**	1.740
Interest-free loan from the European Development Bank		**288**	288
		318.216	148.612

The Company has established a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million (2004: €1.000 million).

Under this Programme, the Company issued €250 million of Senior Debt in 2003. The Senior Debt has a three year term, bears a floating rate of interest and was issued at the price of 99,883%. Also in 2003, two floating rate Senior Bonds were issued at par, amounting to a total of €8 million. On 27 May 2005 the Company issued €300 million of Senior Debt which has a three year term, bears a floating rate of interest and was issued at the price of 99,853%.

The Senior Debts in Euro of €300 million, €250 million and €5 million are listed on the Luxembourg Stock Exchange.

During 2005 the three-month Euribor fluctuated between 2,102% - 2,495% (2004: 1,957% - 2,180%).

24. Debt securities in issue *(continued)*

At 31 December 2005, the amount of the Senior Debt in Euro (€300 million) 2005/2008 outstanding was €297 million as €3 million of Debt was held by the Company for trading purposes.

The fair value of Group debt securities in issue at 31 December 2005 was C£318.584 thousand (2004: C£148.902 thousand).

25. Other liabilities

	2005 C£000	2004 C£000
General insurance business liabilities	**35.082**	25.121
Tax payable	**4.638**	6.449
Deferred tax (Note 11)	**8.148**	6.261
Fair value of derivative financial instruments (Note 33)	**12.608**	27.065
Net liability of retirement benefit plans (Note 9)	**3.407**	2.462
Provision for pending litigation or claims	**2.025**	2.148
Items in course of settlement	**26.508**	11.755
Other	**77.160**	53.538
	169.576	134.799

Provision for pending litigation or claims

The movement for the year 2005 in the provision for pending litigation or claims is as follows:

	C£000
At 1 January 2005	2.148
Exchange adjustments	3
Reversal of provision	(126)
At 31 December 2005	**2.025**

The provision for pending litigation or claims does not include insurance claims arising in the ordinary course of business of the Group's insurance subsidiaries.

26. Accruals and deferred income

	2005 C£000	2004 C£000
Accrued interest, fees and commissions	**49.980**	60.643
Other accrued expenses	**2.950**	4.234
Deferred income	**1.195**	2.176
	54.125	67.053

27. Subordinated loan stock

	2005 C£000	2004 C£000
Subordinated Bonds 2006/2011 in Euro (€275 million)	**157.625**	159.238
Subordinated Bonds 2008/2013 in Euro (€200 million)	**114.422**	115.582
Capital Securities Series A (C£65 million)	**62.781**	62.781
Capital Securities Series B (C£30 million)	**29.753**	29.992
	364.581	367.593

All subordinated loan stock has been issued by the Company. The subordinated loan stock is not secured and the rights and claims of loan stockholders are subordinated to the claims of depositors and other creditors of the Company, but have priority over those of the shareholders of the Company.

The Subordinated Bonds 2006/2011 bear a floating rate of interest, mature on 20 June 2011 and were issued in Euro (€275 million) on 20 June 2001. The Company has the option to redeem the bonds in whole on or after 20 June 2006. The interest rate of the bonds is 1,20% above the three-month Euribor until 20 June 2006 and will increase to +2,40% thereafter. The bonds are listed on the Luxembourg Stock Exchange.

The Company maintains a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million (2004: €1.000 million). Under this Programme, the Company issued on 3 October 2003 floating rate bonds in Euro (€200 million) maturing in October 2013. The Company has the option to call the bonds during or after October 2008. The interest rate of the bonds is 1,00% above the three-month Euribor until October 2008 and will increase to +2,20% thereafter. The issue price of the bonds was set at 99,766%. The bonds are listed on the Luxembourg Stock Exchange. On 31 December 2005 the amount of bonds outstanding was €200 million (2004: €200 million).

During 2005 the three-month Euribor fluctuated between 2,102% - 2,495% (2004: 1,957% - 2,180%).

Capital Securities Series A amounting to C£65 million and Series B amounting to C£30 million were issued in Cyprus pounds on 20 February 2003 and 22 March 2004 respectively, and were offered in Cyprus. The Capital Securities rank as Tier 1 capital and have no maturity date. They may, however, be redeemed in whole at the option of the Company, subject to the prior consent of the Central Bank of Cyprus, at their nominal amount together with any outstanding interest payments, five years after their issue date or on any interest payment date thereafter. The Capital Securities bear floating interest rate, which is revised every three-months. The interest rate is equal to the base rate of the Company at the beginning of each three-month period plus 1,00%. Interest is payable quarterly. The Capital Securities are listed on the Cyprus Stock Exchange. At 31 December 2005 the Capital Securities Series A and Series B outstanding amounted to C£62.781 thousand and C£29.753 thousand respectively (2004: Series A C£62.781 thousand, Series B C£29.992 thousand) as C£2.219 thousand of Capital Securities Series A and C£247 thousand of Capital Securities Series B (2004: Series A C£2.219 thousand, Series B C£8 thousand) were held by the Company for trading purposes.

The Company's base rate during 2005 fluctuated between 4,25% - 5,50% (2004: 4,50% - 5,50%).

The fair value of the subordinated loan stock at 31 December 2005 was C£366.759 thousand (2004: C£368.626 thousand).

28. Share capital

	2005 Shares (thousand)	2005 C£000	2004 Shares (thousand)	2004 C£000
Authorised				
Shares of 50 cent each	**600.000**	**300.000**	600.000	300.000
Issued and fully paid				
At 1 January	**464.771**	**232.385**	464.771	232.385
Issue of shares	**77.902**	**38.951**	-	-
Dividend reinvestment	**2.643**	**1.322**	-	-
At 31 December	**545.316**	**272.658**	464.771	232.385

In December 2005 the Company increased its share capital by 77.902 thousand shares paid in cash, through a rights issue at the price of C£1,40 per share. The total capital raised amounted to C£109.063 thousand, of which C£38.951 thousand represents share capital and the remaining C£70.112 thousand represents share premium.

Out of the total rights issued, 406.984 thousand rights were exercised by their holders resulting in 67.831 thousand shares. An additional 10.071 thousand shares were issued through the exercise of rights which were not exercised by their owners, but placed with investors at the price of C£2,58 per share.

The Company has established a Dividend Reinvestment Plan under which all shareholders have the opportunity to reinvest all or part of their dividend in Bank of Cyprus Public Company Ltd shares at a 10% discount to the market price. The share price under the Dividend Reinvestment Plan of 2004 was set at C£1,60 per share. As a result of the dividend reinvestment for the year 2004, the share capital and share premium of the Company increased by C£1.322 thousand (2.642.800 shares) and C£2.907 thousand respectively.

The Company has granted Share Options to all Group personnel who were in service on 31 December 2000. The total number of Share Options granted was 3.216.700 and they give the holder the right to buy one share of the Company at the price of C£3,26 per share (as adjusted after the share issue). All Share Options can be exercised by their owners from 31 January 2004 to 31 December 2007. During 2005 and 2004 no Share Options were exercised and 3.216.700 options were outstanding as at 31 December 2005.

29. Dividends

The Board of Directors proposes the payment of a dividend of 7 cent (2004: 4 cent) per share, amounting to C£38.172 thousand (2004: C£18.591 thousand). The proposal will be submitted for approval at the Annual General Meeting of the shareholders which will take place on 30 May 2006. The Board of Directors also proposes that the ex-dividend date will be 2 June 2006. As a result, registered shareholders on 1 June 2006 will be eligible to receive the dividend. The proposed dividend is not recognised as a liability in the financial statements until its approval by the Annual General Meeting and its subsequent payment to the shareholders.

The dividend for year 2004 was approved by the Annual General Meeting on 18 May 2005 and was paid on 18 June 2005.

30. Revaluation reserves, retained earnings and other reserves

Revaluation reserves and other reserves

	2005 C£000	2004 *restated* C£000
Property revaluation reserve	**36.656**	36.276
Revaluation reserve of available-for-sale investments		
- treasury bills and debt securities	**26.565**	(1.185)
- equity shares	**6.815**	1.783
Cash flow hedges reserve	**-**	(3.639)
Life assurance in-force business reserve	**23.700**	21.500
Total revaluation reserves	**93.736**	54.735
Capital reserve	**2.183**	2.183
	95.919	56.918

The revaluation reserves movement is set out below.

Property revaluation reserve

	2005 C£000	2004 C£000
At 1 January	**36.276**	36.843
Transfer of realised profits on disposal of property to retained earnings	**(148)**	(1.107)
Deferred tax	**528**	540
At 31 December	**36.656**	36.276

30. Revaluation reserves, retained earnings and other reserves *(continued)*

Revaluation reserve of available-for-sale investments

Treasury bills and debt securities

	2005 C£000	2004 C£000
At 1 January	(1.185)	3.864
Gains/(losses) from change in fair value	30.087	(5.752)
Transfer to the income statement on redemption/sale	(4.020)	(171)
Deferred tax	1.683	874
At 31 December	26.565	(1.185)

Equity shares

	2005 C£000	2004 C£000
At 1 January	1.783	1.583
Gains/(losses) from change in fair value	5.072	(2.868)
Transfer to the income statement of impairment loss	-	3.117
Transfer to the income statement on sale	(40)	(49)
At 31 December	6.815	1.783

Cash flow hedges reserve

	2005 C£000	2004 C£000
At 1 January	(3.639)	(5.697)
Gains from change in fair value	-	2.287
Transfer to the income statement on termination	4.043	-
Deferred tax	(404)	(229)
At 31 December	-	(3.639)

Life assurance in-force business reserve

	2005 C£000	2004 C£000
At 1 January	21.500	19.240
Transfer from retained earnings (after tax)	2.200	2.260
At 31 December	23.700	21.500

30. Revaluation reserves, retained earnings and other reserves *(continued)*

Capital reserve

The capital reserve resulted from the capitalisation of the profits of subsidiary companies and of the joint venture.

Retained earnings

Retained earnings is the only distributable reserve.

As from 1 January 2003, companies which do not distribute at least 70% of their profits after tax, as defined by the Special Defence Contribution for the Republic Law, during the two years after the end of the year of assessment to which the profits refer, will be deemed to have distributed this amount as dividend. Special defence contribution at 15% will be payable on such deemed dividend distribution to the extent that the shareholders (individuals and companies) at the end of the period of two years from the end of the year of assessment to which the profits refer are tax residents of Cyprus. The amount of this deemed dividend distribution is reduced by any actual dividend paid out of the profits of the relevant year. This special defence contribution is paid by the Company on account of the shareholders.

For the tax year 2003, the special defence contribution on deemed distribution amounted to C£884 thousand and is included in other liabilities (Note 25).

31. Fiduciary transactions

The Group offers fund management services that result in the holding or placing of financial assets on behalf of its customers. The Group is not liable to its customers for any default by other banks or organisations. The assets under management are not included in the balance sheet of the Group unless they are placed with the Group. The total assets under management at 31 December 2005 amounted to C£478 million (2004: C£654 million).

32. Contingent liabilities and commitments

Financial instruments

As financial institutions, the banking subsidiaries of the Group provide services such as documentary credits and guarantees. These facilities are usually offset by corresponding obligations of third parties. Contingent liabilities and commitments are not reflected in the balance sheet.

32. Contingent liabilities and commitments *(continued)*

Financial instruments *(continued)*

The following table summarises the nominal principal amount of contingent liabilities and commitments as at 31 December:

	2005	2004
	C£000	C£000
Contingent liabilities		
Acceptances and endorsements	**33.864**	32.045
Guarantees	**736.945**	678.555
	770.809	710.600
Commitments		
Documentary credits	**49.145**	39.133
Undrawn formal standby facilities, credit lines and other commitments to lend	**1.340.572**	1.145.839
	1.389.717	1.184.972

An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer in the event that payment is not honoured by the customer. Most acceptances are expected to be presented for payment, but reimbursement by the customer is usually immediate.

Endorsements are residual liabilities in respect of bills of exchange, which have been discounted by the bank and subsequently rediscounted.

Guarantees are generally written by a bank to support the performance of a customer to third parties. As the bank will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amounts.

Documentary credits commit the bank to make payments to third parties on production of the relevant documents, provided that the terms of the documentary credit are satisfied. The repayment by the customer is usually immediate.

Commitments to lend are agreements to grant a loan to a customer in the future subject to certain conditions. Such commitments are made for a fixed period of time and are cancellable by the bank subject to notice requirements. Most commitments expire without being fully drawn upon and hence the cash requirements of such commitments are considerably less than the commitment limits that are reported.

Capital commitments

Commitments for contracted capital expenditure as at 31 December 2005 amount to C£6.507 thousand (2004: C£5.479 thousand).

Litigation

The Group's provision for pending litigation or claims is set out in Note 25. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which in our opinion would have a material effect on the Group's financial position and operations.

32. Contingent liabilities and commitments *(continued)*

Litigation *(continued)*

There is a pending legal dispute between the Company and Mr A. Georgiou, regarding the alleged exercise of an option for the sale of shares the Group holds in Universal Life Insurance Public Co Ltd. An application for the payment by the Company of an amount up to $77.112 thousand (C£37.366 thousand) plus interest is pending before the courts of New York, relating to balances that certain customers allegedly maintain with Bank of Cyprus Public Company Ltd. This application, which relates to executing a judgment of the courts against third parties, does not create any legal obligation for the Company if no accounts exist in the names of third parties/customers. The Company, pursuant to consultation and advice from the Group's legal counsel, expects that the final outcome of the above proceedings will not have a material effect on the Group's financial position.

On 27 July 2005 the Securities and Exchange Commission of Cyprus announced that it has carried out an investigation into a possible breach by the Company of the provisions of articles 67 and 68 of the Cyprus Stock Exchange Law, with respect to the issue of shares in Greece in October 2000, and that a report on its findings will be prepared and sent to the Attorney General of the Republic of Cyprus.

33. Derivative financial instruments and hedge accounting

The use of derivatives and their sale to customers as risk management products is an integral part of the Group's trading activities.

These instruments are also used to manage the Group's own exposure to fluctuations in interest rates, exchange rates and equity price indices relating to products available to customers.

Forward exchange rate contracts are irrevocable agreements to buy or sell a specified quantity of foreign currency usually on a specified future date at an agreed rate.

A currency swap involves the exchange of two currencies at the current market rate and the commitment to re-exchange them at a specified rate on the maturity date of the swap.

An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract.

An equity linked swap is an agreement between two parties to exchange the return on an equity index for a stream of cash flows based on a short-term interest rate index.

Interest rate, currency and equity options provide the buyer with the right, but not the obligation to either purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

The credit exposure of derivative financial instruments represents the cost to replace contracts with a positive value as at the balance sheet date. To control the level of credit risk taken, the Group assesses counterparties using the same techniques as those used for lending decisions.

The notional amounts of certain types of derivative financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, consequently, do not indicate the Group's exposure to credit or market risks.

33. Derivative financial instruments and hedge accounting *(continued)*

After initial recognition, the fair value of the derivative financial instruments becomes positive (assets) or negative (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates or equity price indices in accordance with their terms. The aggregate fair value of derivative financial instruments may fluctuate significantly from time to time.

Changes in the fair value of derivatives held-for-trading are recognised in the income statement.

The Group applies either fair value or cash flow hedge accounting for derivatives when the required criteria for hedge accounting are met. The Group also uses derivatives for economic hedging (from changes in interest rates or exchange rates) which do not meet the criteria for hedge accounting. As a result, these derivatives are accounted for as trading derivatives and the gains or losses arising from changes in their fair value is recognised in the income statement.

Changes in fair value of derivatives designated as fair value hedges are recognised in the income statement.

For cash flow hedge accounting, the effective portion of the gain or loss from changes in fair value of the derivatives is recognised in equity (consolidated statement of changes in equity) and the ineffective portion is recognised in the income statement.

Fair value hedges

The Group uses interest rate swaps with a nominal amount of C£280.614 thousand (2004: C£183.521 thousand), to hedge the interest rate risk arising as a result of the possible adverse movement in the fair value of fixed rate bonds classified as available-for-sale or of fixed interest rate advances and deposits. The fair value of these derivatives at 31 December 2005 was C£4.153 thousand (loss) (2004: C£8.391 thousand (loss)) and the change in the fair value of the relevant hedged items was C£4.541 thousand (gain) (2004: C£8.982 thousand (gain)).

Cash flow hedges

During 2005, the Group terminated the cash flow hedge accounting used to hedge the future cash flows from the floating rate Subordinated Bonds 2006/2011 in Euro. As a result, the cumulative losses recognised in reserves have been transferred to the income statement. As at 31 December 2004 the nominal amount of the interest rate swaps was C£159.500 thousand and the net negative fair value of these derivatives was C£4.034 thousand.

Hedges of net investment in foreign entities

The Group hedges the currency risk arising on the retranslation into Cyprus pounds of the net assets of the overseas subsidiaries and branches. Liabilities amounting to C£139.509 thousand (2004: C£203.382 thousand) have been designated as hedges and have given rise to a loss of C£1.974 thousand (2004: gain of C£2.789 thousand) which was taken to the exchange adjustments reserve, against the profit/loss that arose on the retranslation of the net assets into Cyprus pounds.

33. Derivative financial instruments and hedge accounting *(continued)*

The nominal amounts and fair values of derivative financial instruments are summarised below:

	2005			2004		
	Nominal amount C£000	**Fair value Assets C£000**	**Fair value Liabilities C£000**	Nominal amount C£000	Fair value Assets C£000	Fair value Liabilities C£000
Derivatives held for trading						
Forward exchange rate contracts	**154.393**	**1.823**	**2.465**	203.551	3.753	5.249
Currency swaps	**320.825**	**2.462**	**2.095**	267.426	3.276	5.205
Interest rate swaps	**446.352**	**1.441**	**1.434**	662.182	1.494	3.402
Currency options	**3.876**	**42**	**-**	-	-	-
Equity options	**12.408**	**585**	**585**	12.181	630	630
	937.854	**6.353**	**6.579**	1.145.340	9.153	14.486
Derivatives qualifying for hedge accounting						
Fair value hedges - interest rate swaps	**280.614**	**1.876**	**6.029**	183.521	154	8.545
Cash flow hedges - interest rate swaps	**-**	**-**	**-**	159.500	-	4.034
	280.614	**1.876**	**6.029**	343.021	154	12.579
Total	**1.218.468**	**8.229**	**12.608**	1.488.361	9.307	27.065

34. Net cash flow from operating activities

	2005 C£000	2004 C£000
Profit before tax	**90.558**	50.937
Adjustments for		
Provisions for bad and doubtful debts	**91.087**	83.695
Depreciation of property and equipment	**14.270**	13.664
Amortisation of intangible assets	**5.329**	5.814
Amortisation of discounts/premiums	**(622)**	(3.598)
Decrease in prepayments and accrued income	**33.144**	3.518
Decrease in accruals and deferred income	**(12.928)**	(8.819)
Profit on disposal of property and equipment and write-offs of intangible assets	**(270)**	(562)
Interest on treasury bills	**(4.210)**	(10.126)
Interest on debt securities	**(69.002)**	(44.546)
Dividend income from equity shares	**(428)**	(201)
Profit on sale of investments in equity shares	**(125)**	(66)
Profit on sale of investments in debt securities	**(2.884)**	(175)
Gains from change in fair value of available-for-sale debt securities qualifying for fair value hedge accounting	**(2.026)**	(3.218)
Provision for impairment of available-for-sale investments	**-**	3.117
Interest on subordinated loan stock	**16.772**	14.645
	158.665	104.079
Increase in		
Amounts due to banks	**46.369**	-
Obligatory balances with central banks	**(10.108)**	-
Customer deposits and other accounts	**2.062.715**	1.270.173
General insurance business liabilities	**9.961**	2.404
Value of in-force life assurance policies	**(2.200)**	(2.260)
Loans and other advances to customers	**(1.113.041)**	(782.190)
Other assets	**(22.369)**	(1.254)
Placements with banks	**(50.012)**	-
Other liabilities	**27.899**	13.878
Debt securities in issue	**171.449**	-
Decrease in		
Placements with banks	**-**	51.693
Obligatory balances with central banks	**-**	17.849
Amounts due to banks	**-**	(131.854)
Investments at fair value through profit or loss	**6.155**	72.049
Subordinated loan stock held for trading	**(201)**	(449)
Debt securities in issue	**-**	(1.270)
	1.285.282	612.848
Tax paid	**(20.528)**	(16.720)
Net cash flow from operating activities	**1.264.754**	596.128

35. Cash and cash equivalents

Cash and cash equivalents include:

	2005 C£000	2004 C£000
Cash and non obligatory balances with central banks	**258.305**	96.046
Placements with banks repayable within three months	**2.521.798**	1.505.087
	2.780.103	1.601.133

36. Operating leases

The total future minimum lease payments under non-cancellable operating leases at 31 December, for each of the following periods are:

	2005 C£000	2004 C£000
Within one year	**1.381**	1.363
Between one and five years	**4.857**	3.167
After five years	**6.822**	1.099
	13.060	5.629

37. Risk management

In the ordinary course of business, the Group is exposed to a variety of risks, the most important of which are credit risk, exchange rate risk, interest rate risk and liquidity risk.

These risks are monitored through various control mechanisms across the Group in order to prevent undue risk concentrations and to price facilities and products on a risk adjusted basis.

Credit risk

Credit risk is the risk that customers will be unable to repay their loans and advances and will fail to perform under their contractual commitments.

The Group Credit Risk Management Unit defines the Group's credit dispensing policies and monitors compliance with the related credit sanctioning procedures and controls at each sector (consumer, business, corporate) and at each geographical area where the Group operates. Credit exposures from related accounts are aggregated and are monitored on a consolidated basis.

The Group Credit Risk Management Unit sets targets and limits on the composition and quality of the loans and advances portfolio and monitors compliance with them. The assessment of the quality of the portfolio is carried out using credit rating and credit scoring systems to determine the credit worthiness of customers.

Portfolio monitoring is carried out on the basis of customers' creditworthiness, sector of the economy and country of operations. Regular audits are carried out by a specialist unit of the Group Internal Audit Division.

37. Risk management *(continued)*

Credit risk *(continued)*

The credit risk exposure of the Group is diversified both geographically and across the various sectors of the economy (Note 15).

Group policy regarding the definition of loans and advances for which income is suspended and the determination of provisions for bad and doubtful debts is set out in the Summary of Significant Accounting Policies.

Market risk

Market risk is the risk of loss arising from adverse movements in exchange rates, interest rates, equity shares and other securities prices. Market risk is actively managed at an individual business unit level and is monitored and reviewed at both individual business and Group level by an independent Group Market Risk Management Unit to ensure compliance with market risk limits.

The Group Asset/Liability Management Committee defines specific strategies and sets strict open position and other limits for managing these risks.

The position of the Group regarding interest rate risk and currency risk is analysed below.

37. Risk management *(continued)*

Interest rate risk

Analysis of assets and liabilities as at 31 December 2005, according to their contractual repricing or maturity date:

	Up to one month C£000	Between one and three months C£000	Between three months and one year C£000	Between one and five years C£000	Over five years C£000	Non-interest bearing C£000	**Total C£000**
2005							
Assets							
Cash and balances with central banks	549.699	-	124	-	-	61.858	**611.681**
Placements with banks	2.463.960	62.212	50.530	-	-	1.598	**2.578.300**
Investments at fair value through profit or loss	406	-	86	72.641	89	16.109	**89.331**
Loans and other advances to customers	4.998.917	1.211.883	470.558	262.965	37.733	2.155	**6.984.211**
Investments available-for-sale and held-to-maturity	249.417	542.510	178.485	636.346	320.174	18.329	**1.945.261**
Other assets	123	2.600	5.145	266	-	353.465	**361.599**
Total assets	8.262.522	1.819.205	704.928	972.218	357.996	453.514	**12.570.383**
Liabilities							
Amounts due to banks	120.051	42.842	14.856	-	-	-	**177.749**
Customer deposits and other accounts	7.996.817	742.676	1.206.404	144.058	-	634.530	**10.724.485**
Debt securities in issue	-	317.928	-	-	-	288	**318.216**
Other liabilities	175	3.809	1.321	-	10	218.386	**223.701**
	8.117.043	1.107.255	1.222.581	144.058	10	853.204	**11.444.151**
Subordinated loan stock	114.635	249.946	-	-	-	-	**364.581**
Total liabilities	8.231.678	1.357.201	1.222.581	144.058	10	853.204	**11.808.732**
Total position	30.844	462.004	(517.653)	828.160	357.986	(399.690)	**761.651**
Nominal amount of interest rate derivatives	19.305	116.156	164.104	(127.430)	(172.135)	-	**-**
Net position	**50.149**	**578.160**	**(353.549)**	**700.730**	**185.851**	**(399.690)**	**761.651**

Interest rate risk arises as a result of timing differences on the repricing of assets and liabilities.

The interest rate risk in the investment portfolio is the risk of a reduction in net interest income of the Group as a result of adverse movements in interest rates. This risk is measured using interest rate sensitivity gap analysis where the difference between assets and liabilities repricing in each time band is calculated, separately for each currency. This difference is then multiplied by 1% (assumed change in interest rates) for the period from the repricing date until twelve months from the date of the analysis, to compute the annual impact on earnings of the change in interest rates for the next twelve months for each currency. In order to calculate the total annual impact for all currencies, correlation coefficients between the interest rates of the various currencies are used.

In order to avoid volatility in net interest income, monetary balances of non-interest bearing accounts and deposits which are inelastic to interest rate changes are mainly invested in fixed rate assets (with maturity over one year).

37. Risk management *(continued)*

Interest rate risk (continued)

A parallel 1% increase in interest rates applied to the Group's balance sheet as at 31 December 2005, would result in an increase in annual profits before tax of C£11 million. A parallel 1% decrease in interest rates would result in a decrease in annual profits before tax of C£14 million. The sensitivity analysis performed in order to calculate the above figures differs from the tables presented, in respect of the width of the time bands and the assumptions used in analysing assets and liabilities. Specifically, the sensitivity analysis takes into account behavioural characteristics such as the elasticity on interest rates of deposits and loans to changes in market rates.

The net interest margin of the Group for 2005 was 2,60% (2004: 2,66%) and is calculated based on net interest income and the average balance of interest bearing assets.

In order to monitor interest rate risk, limits have been set for each business unit for the maximum impact that an interest rate change of 1% can have on net interest income over the next twelve months. Each banking unit monitors these limits daily and the Group Treasury/Market Risk Management Unit monitors the consolidated Group position on a monthly basis.

Analysis of assets and liabilities as at 31 December 2004, according to their contractual repricing or maturity date:

	Up to one month C£000	Between one and three months C£000	Between three months and one year C£000	Between one and five years C£000	Over five years C£000	Non-interest bearing C£000	**Total C£000**
2004							
Assets							
Cash and balances with central banks	389.390	-	-	-	-	49.924	**439.314**
Placements with banks	1.441.136	64.091	1.220	-	-	5.130	**1.511.577**
Investments at fair value through profit or loss	392	-	-	71.722	5.243	18.129	**95.486**
Loans and other advances to customers	4.511.715	862.344	346.384	205.543	28.873	24.393	**5.979.252**
Investments available-for-sale and held-to-maturity	303.529	449.519	212.042	646.768	63.906	14.193	**1.689.957**
Other assets	-	-	-	-	-	348.846	**348.846**
Total assets	6.646.162	1.375.954	559.646	924.033	98.022	460.615	**10.064.432**
Liabilities							
Amounts due to banks	51.970	39.969	39.441	-	-	-	**131.380**
Customer deposits and other accounts	6.232.506	673.963	948.462	207.414	6.000	587.537	**8.655.882**
Debt securities in issue	-	148.324	-	-	-	288	**148.612**
Other liabilities	-	-	-	-	-	201.852	**201.852**
	6.284.476	862.256	987.903	207.414	6.000	789.677	**9.137.726**
Subordinated loan stock	115.844	251.749	-	-	-	-	**367.593**
Total liabilities	6.400.320	1.114.005	987.903	207.414	6.000	789.677	**9.505.319**
Total position	245.842	261.949	(428.257)	716.619	92.022	(329.062)	**559.113**
Nominal amount of interest rate derivatives	(32.269)	214.330	207.705	(319.648)	(70.314)	196	-
Net position	**213.573**	**476.279**	**(220.552)**	**396.971**	**21.708**	**(328.866)**	559.113

37. Risk management *(continued)*

Currency risk

Analysis of assets and liabilities as at 31 December 2005 by currency:

	Cyprus pounds C£000	Euro C£000	U.S. dollars C£000	British pounds C£000	Other currencies C£000	**Total C£000**
2005						
Assets						
Cash and balances with central banks	287.250	149.847	137.705	32.079	4.800	**611.681**
Placements with banks	111.665	269.003	1.965.326	153.500	78.806	**2.578.300**
Investments at fair value through profit or loss	84.055	4.404	872	-	-	**89.331**
Loans and other advances to customers	2.654.884	3.454.998	98.647	523.759	251.923	**6.984.211**
Investments available-for-sale and held-to-maturity	531.169	628.588	584.627	200.665	212	**1.945.261**
Property, equipment and intangible assets	109.917	53.150	-	7.101	423	**170.591**
Other assets	95.289	25.988	5.155	2.898	94	**129.424**
Prepayments and accrued income	6.711	32.709	12.623	7.239	2.302	**61.584**
Total assets	3.880.940	4.618.687	2.804.955	927.241	338.560	**12.570.383**
Liabilities						
Amounts due to banks	59.381	55.844	41.072	9.128	12.324	**177.749**
Customer deposits and other accounts	2.795.271	3.810.664	2.882.075	941.403	295.072	**10.724.485**
Debt securities in issue	288	317.928	-	-	-	**318.216**
Other liabilities	82.327	78.710	3.629	4.619	291	**169.576**
Accruals and deferred income	25.509	17.038	3.287	5.762	2.529	**54.125**
	2.962.776	4.280.184	2.930.063	960.912	310.216	**11.444.151**
Subordinated loan stock	92.534	272.047	-	-	-	**364.581**
Equity	765.063	165	(3.628)	51	-	**761.651**
Total liabilities and equity	3.820.373	4.552.396	2.926.435	960.963	310.216	**12.570.383**
Total position	60.567	66.291	(121.480)	(33.722)	28.344	-
Nominal amount of currency derivatives	(88.908)	(44.518)	123.543	38.483	(28.600)	-
Net currency position	**(28.341)**	**21.773**	**2.063**	**4.761**	**(256)**	-

Currency risk results from adverse movements in the rates of exchange between currencies arising as a result of the existence of a net currency position in one or more currencies. Losses may arise from the trading book positions and from asset/liability management.

There are limits for the total foreign currency position by currency or group of currencies as well as for the total open position. These limits apply for each banking unit separately and are bigger for intraday positions. Smaller limits apply for overnight positions. Trading book positions are also subject to daily and monthly stop-loss limits and value at risk limits which calculate with a 99% level of confidence the possible portfolio losses for one day. The open position and the stop-loss limits are monitored on a daily basis by the Group Treasury/Market Risk Management Unit.

Currency risk exposure also arises on the net position of the branches and subsidiaries of the Group that have a reporting currency other than the Cyprus pound. The Group hedges the greater part of this risk by maintaining liabilities of the same amount and in the same currency as the net position of the subsidiaries or branches.

37. Risk management *(continued)*

. Currency risk (continued)

Analysis of assets and liabilities as at 31 December 2004 by currency:

	Cyprus pounds C£000	Euro C£000	U.S. dollars C£000	British pounds C£000	Other currencies C£000	**Total C£000**
2004						
Assets						
Cash and balances with central banks	268.821	118.289	45.542	2.298	4.364	**439.314**
Placements with banks	123.797	316.760	809.669	192.255	69.096	**1.511.577**
Investments at fair value through profit or loss	88.623	4.864	1.999	-	-	**95.486**
Loans and other advances to customers	2.403.609	2.818.809	86.457	477.640	192.737	**5.979.252**
Investments available-for-sale and held-to-maturity	364.382	503.363	595.282	226.930	-	**1.689.957**
Property, equipment and intangible assets	115.434	48.076	-	6.851	466	**170.827**
Other assets	57.187	20.462	2.573	2.345	724	**83.291**
Prepayments and accrued income	34.069	42.573	6.164	9.684	2.238	**94.728**
Total assets	3.455.922	3.873.196	1.547.686	918.003	269.625	**10.064.432**
Liabilities						
Amounts due to banks	35.275	87.937	7.737	157	274	**131.380**
Customer deposits and other accounts	2.653.825	3.262.969	1.635.023	893.812	210.253	**8.655.882**
Debt securities in issue	288	148.324	-	-	-	**148.612**
Other liabilities	72.154	57.030	840	4.672	103	**134.799**
Accruals and deferred income	20.464	32.607	1.772	10.165	2.045	**67.053**
	2.782.006	3.588.867	1.645.372	908.806	212.675	**9.137.726**
Subordinated loan stock	92.773	274.820	-	-	-	**367.593**
Equity	559.113	-	-	-	-	**559.113**
Total liabilities and equity	3.433.892	3.863.687	1.645.372	908.806	212.675	**10.064.432**
Total position	22.030	9.509	(97.686)	9.197	56.950	-
Nominal amount of currency derivatives	(47.901)	8.848	97.897	(2.968)	(55.876)	-
Net currency position	**(25.871)**	**18.357**	**211**	**6.229**	**1.074**	-

37. Risk management *(continued)*

Liquidity Risk

Analysis of assets and liabilities as at 31 December 2005 according to their contractual maturity date:

2005	On demand and up to one month C£000	Between one and three months C£000	Between three months and one year C£000	Between one and five years C£000	Over five years C£000	**Total C£000**
Assets						
Cash and balances with central banks	376.640	-	124	-	234.917	**611.681**
Placements with banks	2.459.377	62.421	39.958	5.074	11.470	**2.578.300**
Investments at fair value through profit or loss	8.509	-	86	73.047	7.689	**89.331**
Loans and other advances to customers	1.998.225	249.395	732.733	1.991.390	2.012.468	**6.984.211**
Investments available-for-sale and held-to-maturity	11.020	59.598	208.770	1.234.375	431.498	**1.945.261**
Property, equipment and intangible assets	-	-	-	-	170.591	**170.591**
Other assets	16.372	23.423	15.404	12.544	61.681	**129.424**
Prepayments and accrued income	11.640	11.868	14.555	21.719	1.802	**61.584**
Total assets	4.881.783	406.705	1.011.630	3.338.149	2.932.116	**12.570.383**
Liabilities						
Amounts due to banks	120.051	42.842	14.856	-	-	**177.749**
Customer deposits and other accounts	6.488.602	2.881.828	1.186.472	154.805	12.778	**10.724.485**
Debt securities in issue	-	-	146.169	171.759	288	**318.216**
Other liabilities	115.040	29.338	18.942	1.917	4.339	**169.576**
Accruals and deferred income	14.085	17.626	16.834	3.716	1.864	**54.125**
	6.737.778	2.971.634	1.383.273	332.197	19.269	**11.444.151**
Subordinated loan stock	-	-	-	-	364.581	**364.581**
Total liabilities	6.737.778	2.971.634	1.383.273	332.197	383.850	**11.808.732**
Net position	**(1.855.995)**	**(2.564.929)**	**(371.643)**	**3.005.952**	**2.548.266**	**761.651**

Liquidity risk is the risk that the Group is unable to fully or promptly meet payment obligations and potential payment obligations as and when they fall due. This risk includes the possibility that the Group may have to raise funding at higher cost or sell assets at a discount.

The Group's banking business requires a steady flow of funds both to replace existing deposits as they mature and to satisfy customer requests for additional borrowing. Undrawn borrowing facility commitments and the level of outstanding contingent obligations are taken into consideration in monitoring the Group's liquidity position. Group assets are mainly funded by deposits. The distribution of sources and the maturity of deposits are actively monitored in order to avoid a concentration of funding needs at any point in time or from a small number of depositors. The Group manages this risk by maintaining at all times a diversified stock of highly liquid assets in the principal currencies in which it transacts.

37. Risk management *(continued)*

Liquidity Risk (continued)

The responsibility for liquidity risk management rests with the treasury units at each location in co-operation with the Group Treasury Unit.

The Group Treasury/Market Risk Management Unit is responsible for monitoring the liquidity position of all banking units of the Group in order to ensure compliance with both internal policies as well as the limits set by the regulatory authorities in the countries where the Group operates.

The liquidity risk tables have been prepared in accordance with International Financial Reporting Standards which provide that assets and liabilities are analysed in time bands according to the remaining period to contractual maturity from the balance sheet date. Regulatory authorities set liquidity ratios for the open liquidity position up to one month in accordance with their own guidelines.

Analysis of assets and liabilities as at 31 December 2004 according to their contractual maturity date:

	On demand and up to one month C£000	Between one and three months C£000	Between three months and one year C£000	Between one and five years C£000	Over five years C£000	**Total C£000**
2004						
Assets						
Cash and balances with central banks	188.795	-	-	-	250.519	**439.314**
Placements with banks	1.440.805	64.282	6.490	-	-	**1.511.577**
Investments at fair value through profit or loss	4.210	-	-	80.123	11.153	**95.486**
Loans and other advances to customers	1.873.804	253.781	752.879	1.892.449	1.206.339	**5.979.252**
Investments available-for-sale and held-to-maturity	87.489	59.935	231.137	1.213.802	97.594	**1.689.957**
Property, equipment and intangible assets	-	-	-	-	170.827	**170.827**
Other assets	3.901	14.077	26.160	9.840	29.313	**83.291**
Prepayments and accrued income	32.370	17.514	31.559	9.424	3.861	**94.728**
Total assets	3.631.374	409.589	1.048.225	3.205.638	1.769.606	**10.064.432**
Liabilities						
Amounts due to banks	51.970	39.969	39.441	-	-	**131.380**
Customer deposits and other accounts	4.877.242	2.536.860	950.457	280.320	11.003	**8.655.882**
Debt securities in issue	-	-	-	148.324	288	**148.612**
Other liabilities	90.159	11.086	20.552	9.060	3.942	**134.799**
Accruals and deferred income	26.475	12.913	16.284	9.511	1.870	**67.053**
	5.045.846	2.600.828	1.026.734	447.215	17.103	**9.137.726**
Subordinated loan stock	-	-	-	-	367.593	**367.593**
Total liabilities	5.045.846	2.600.828	1.026.734	447.215	384.696	**9.505.319**
Net position	**(1.414.472)**	**(2.191.239)**	**21.491**	**2.758.423**	**1.384.910**	559.113

37. Risk management *(continued)*

Regulatory risk

The operations of the Company are supervised by the Central Bank of Cyprus. All banks in Cyprus, including Bank of Cyprus Public Company Ltd, have to comply with the requirements of both the European Union and the Cyprus legislation, as well as with the regulatory framework of the Central Bank of Cyprus. Stricter legal or regulatory changes may be introduced in the future either by the European Union or by the Central Bank of Cyprus which may adversely affect the results and financial position of the Company.

The operations of the insurance companies are supervised by the Registrar of Insurance Companies. Stricter legal and regulatory changes may by introduced in the future by the European Union or by the Registrar which may have an adverse effect on both the results and financial position of the Group's insurance companies.

Intensity of competition

The Group faces intense competition in all the areas in which it operates. In Cyprus, competition originates primarily from commercial banks, co-operative credit and savings institutions, international banking units and insurance companies, which offer similar products and services.

The accession of Cyprus to the European Union and the expected introduction of the Euro in year 2008 facilitates the operation of European banking, financial and insurance organisations in the Cyprus market, thus increasing competition.

In Greece, the Group competes with Greek banks, which control the largest share of the total assets of the banking system, with co-operative banks and branches of credit institutions headquartered in other European Union member countries.

Any intensification of competition, as a result of more competitive interest rates being offered on deposits and advances than those offered by the Group, may create pressure on Group profitability.

Litigation risk

The Group may, from time to time, become involved in legal or arbitration proceedings which may affect the Group's operations and results. Litigation risk arises from pending or possible legal proceedings against the Group (Note 32) or in the event that legal issues are not properly dealt with by the Group, thus resulting in the cancellation of contracts with customers and consequently legal actions against the Group.

Political and economic risk

External factors which are not under the control of the Group, like political and economic developments in Cyprus and overseas, may adversely affect the operations of the Group, its strategy and prospects. Such factors include changes in government policy, changes in European Union and European Central Bank policies, fluctuations in consumer confidence and the level of consumer spending, political instability or military conflict which affect Europe and/or other areas overseas and social developments in the countries in which the Group operates.

38. Directors' interest in the share capital of the Company

The beneficial interest in shares of the Company of directors, their spouses, minor children and companies in which they hold, directly or indirectly, at least 20% of the voting shares, at 31 December 2005 and 27 February 2006, is set out below:

	31 December 2005 and 27 February 2006
	%
V. G. Rologis	0,002
A. Artemis	0,363
Chr. S. Pantzaris	0,100
D. P. Ioannou	0,333
K. Z. Severis	0,407
Th. Aristodemou	0,019
D. Z. Pierides	0,001
E. Xenophontos	0,006
Chr. G. Christofides	0,054
A. Pittas	0,037
P. G. Polyviou	0,047
G. A. David	-
A. Diogenous	0,164
G. M. Georgiades	0,041
A. J. Jacovides	0,022
Chr. Mouskis	0,028
E. P. Ioannou	0,009
M. Mavrommatis	0,027
	1,660

39. Shareholders holding more than 5% of the share capital of the Company

There are no shareholders holding more than 5% of the issued share capital of the Company.

40. Related party transactions

	2005	2004	2005	2004
	Number of directors		C£000	C£000
Loans and other advances to members of the Board of Directors and connected persons				
- more than 1% of the Company's net assets per director	**4**	6	**70.689**	80.576
- less than 1% of the Company's net assets per director	**14**	12	**18.842**	8.278
	18	18	**89.531**	88.854
Loans and other advances to key management personnel and connected persons			**1.310**	1.314
Total loans and other advances			**90.841**	90.168
Tangible securities			**105.451**	94.247
Interest income			**5.019**	4.736
Deposits of directors, key management personnel and connected persons			**10.228**	12.376
Interest expense			**288**	522

In addition to loans and other advances, there were contingent liabilities in respect of members of the Board of Directors in the form of documentary credits, guarantees and commitments to lend amounting to C£41.018 thousand (2004: C£35.952 thousand). Of these C£37.691 thousand (2004: C£35.372 thousand) relate to directors and their connected persons, whose total credit facilities exceed 1% of the net assets of the Company per director. There were also contingent liabilities to Group key management personnel amounting to C£303 thousand (2004: C£342 thousand).

Connected persons include spouses, minor children and companies in which directors or key management personnel hold, directly or indirectly, at least 20% of the voting shares.

All transactions with directors and their connected persons are made on normal business terms. A number of credit facilities have been extended to key management personnel with favourable terms, similar to those which apply to the rest of the Group's personnel.

40. Related party transactions *(continued)*

Fees and emoluments of directors and Group key management personnel

	2005 C£000	2004 C£000
Directors' emoluments		
Fees:		
Non executives	**352**	202
Executives - 2004	**-**	60
- 2003	**-**	23
Total fees	**352**	285
Emoluments in executive capacity	**-**	379
Total fees and emoluments of directors	**352**	664
Key management personnel emoluments		
Salaries and other short term benefits	**1.479**	925
Employer's contributions for social insurance etc	**32**	27
Retirement benefit plan costs	**140**	101
Total emoluments of key management personnel	**1.651**	1.053
Total	**2.003**	1.717

During 2005 there were no executive directors. During 2004, the emoluments of three executive directors, including retirement benefit contributions, were in the range of C£100 thousand to C£150 thousand each.

A provision of C£1.100 thousand has been made in year 2004 and prior years in respect of amounts payable to three directors, in accordance with their terms of employment, following their retirement from executive duties on 31 December 2004. In addition, on 31 December 2004, one director was owed an amount of C£471 thousand by the Staff Provident/Retirement Fund as a result of his participation in the fund.

Key management personnel for the year 2005 include the three members of the Group Executive Management and the five Group General Managers in service at 31 December 2005. The number of Group General Managers increased to six on 16 January 2006. Key management personnel for the year 2004 include the seven Group General Managers in service at 31 December 2004.

Other transactions with related parties

Mr Andreas Artemis, Vice Chairman of the Board of Directors of the Company, holds an indirect interest and is the Chairman of the Board of Directors of the Commercial Union Assurance (Cyprus) group which is engaged in general insurance business in Cyprus and Greece. The Commercial Union Assurance (Cyprus) group has entered into reinsurance arrangements with General Insurance of Cyprus Ltd, a subsidiary of the Company. The net reinsurance premiums which were assigned to the Commercial Union Assurance (Cyprus) group in 2005 amounted to C£268 thousand (2004: C£382 thousand).

40. Related party transactions *(continued)*

Other transactions with related parties *(continued)*

Mrs Anna Diogenous, who is a member of the Board of Directors of the Company, holds an indirect interest in the company Pylones SA Hellas, which supplies the branch of the Company in Greece with equipment and services following tender procedures. The total purchases of the Company in 2005 amounted to C£582 thousand (2004: C£497 thousand).

Mr Polys G. Polyviou, who is a member of the Board of Directors of the Company, is a partner in the Law Office Chryssafinis & Polyviou, who are the external legal advisers of the Group and also handle court cases and legal proceedings on behalf of the Group in Cyprus and abroad. The legal fees paid to the law office Chryssafinis & Polyviou by the Group in 2005 amounted to C£402 thousand (2004: C£365 thousand). The same law office is also assigned court cases and actions against Group problem debtors. The total cost of these cases is charged to the debtors.

Mr Costas Z. Severis, who is a member of the Board of Directors of the Company, is the main shareholder of the company D. Severis and Sons Ltd, which is the general agent of the subsidiary of the Company, General Insurance of Cyprus Ltd. The commissions paid to the company D. Severis and Sons Ltd in 2005 amounted to C£98 thousand (2004: C£110 thousand).

On 14 January 2005, the Group's subsidiary, General Insurance of Cyprus Ltd, acquired the insurance portfolio of the company Georgios Giabra Pierides Ltd for a consideration of C£540 thousand. Georgios Giabra Pierides Ltd were general agents of General Insurance of Cyprus Ltd. The Chairman of the Board of Directors of Bank of Cyprus Public Company Ltd at the time, Mr Solon A. Triantafyllides, and Mr Polis G. Polyviou a member of the Board of Directors of Bank of Cyprus Public Company Ltd and also of General Insurance of Cyprus Ltd, had a substantial interest in the company Georgios Giabra Pierides Ltd.

41. Group companies

The companies included in the consolidated financial statements of the Group and their activities (by country of registered office) are:

Cyprus	
Bank of Cyprus Public Company Ltd	Commercial bank
Mortgage Bank of Cyprus Ltd	Real estate and industrial development bank
Bank of Cyprus Finance Corporation Ltd (Note 42)	Hire purchase and leasing business
Bank of Cyprus Factors Ltd (Note 42)	Factoring services
The Cyprus Investment and Securities Corporation Ltd (CISCO)	Investment banking services
General Insurance of Cyprus Ltd	General insurance business
EuroLife Ltd	Life assurance business
Kermia Ltd	Property trading and development
Kermia Properties & Investments Ltd	Property trading and development
Kermia Hotels Ltd	Hotel business
BOC Ventures Ltd	Management of venture capital investments
Tefkros Investments Ltd	Investments fund
Bank of Cyprus Mutual Funds Ltd	Distribution of mutual funds
JCC Payment Systems Ltd	Processing of credit card transactions

41. Group companies *(continued)*

Greece

Bank of Cyprus Public Company Ltd (branch)	Commercial bank
Kyprou Leasing SA	Leasing business
Kyprou Commercial SA	Financing of motor vehicles and other consumer products
Kyprou Securities SA	Investment banking services
Kyprou Mutual Fund Management Company (Kyprou AEDAK)	Management of mutual funds
Kyprou Properties SA	Property management
Kyprou Insurance Services Ltd	General insurance brokers
Kyprou Zois (branch of EuroLife Ltd)	Life assurance business
Kyprou Asfalistiki (branch of General Insurance of Cyprus Ltd)	General insurance business

United Kingdom

Old Company (BCL) Ltd, previously Bank of Cyprus (London) Ltd	Commercial bank (inactive)
Bank of Cyprus United Kingdom (branch of Bank of Cyprus Public Company Ltd)	Commercial bank

Channel Islands

Bank of Cyprus (Channel Islands) Ltd	Commercial bank
Tefkros Investments (CI) Ltd	Investments fund

Australia

Bank of Cyprus Australia Pty Ltd	Commercial bank

Ireland

BOC International Fund Management Ltd	Management of mutual funds

With effect from 1 November 2004, the business of the Group's subsidiary company, Bank of Cyprus (London) Ltd was transferred to the branch of Bank of Cyprus Public Company Ltd in the United Kingdom, which operates under the business name Bank of Cyprus United Kingdom. Bank of Cyprus (London) Ltd has been renamed to Old Company (BCL) Ltd and as from 1 November 2004 does not carry out any activities.

The Group has decided the termination of the activities of its subsidiary company BOC International Fund Management Ltd, in the context of its restructuring process aiming to achieve synergies, and has started the dissolution process.

All the above companies are wholly owned subsidiaries, except for JCC Payment Systems Ltd in which the Company holds 45% of the issued share capital which amounts to C£1 million. This company is accounted for as an interest in a jointly controlled entity.

41. Group companies *(continued)*

The Group's share in the key financial figures of the jointly controlled entity are:

	2005 C£000	2004 C£000
Gross income	**5.729**	5.255
Profit before tax	**2.378**	2.384
Net assets	**8.810**	7.393
Total assets	**10.605**	8.683

There were no changes either in the basis of consolidation or in the companies being consolidated at 31 December 2005, compared to 31 December 2004.

42. Events after the balance sheet date

Transfer of business of Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus Factors Ltd, to Bank of Cyprus Public Company Ltd

On 1 January 2006, both the operations and the assets and liabilities of the Group subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus Factors Ltd were transferred to Bank of Cyprus Public Company Ltd, with the parallel dissolution, without receivership, of the two subsidiaries.

The transfer of the operations of these subsidiaries is intended to achieve synergies between the various business units of the Group and to enable further cost reductions, while maintaining a high quality of service to customers.

Report on the financial statements

1. We have audited the consolidated financial statements of Bank of Cyprus Public Company Ltd (the Company) and its subsidiaries (the Group) on pages 84 to 150, which comprise the consolidated balance sheet as at 31 December 2005 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and the related notes. These financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to the Company's members, as a body, in accordance with Section 156 of the Companies Law, Cap. 113. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

2. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2005 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and International Financial Reporting Standards as issued by the IASB and the requirements of the Cyprus Companies Law, Cap. 113.

Report on other legal requirements

4. Pursuant to the requirements of the Cyprus Companies Law, Cap. 113, we report the following:
   - We have obtained all the information and explanations we considered necessary for the purposes of our audit.
   - In our opinion, proper books of account have been kept by the Company.
   - The Company's financial statements are in agreement with the books of account.
   - In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give the information required by the Companies Law, Cap. 113, in the manner so required.
   - In our opinion, the information given in the report of the Board of Directors on pages 81 to 83 is consistent with the financial statements.

Ernst & Young

Ernst & Young

Nicosia
27 February 2006



Other Information

Banking Services

- Bank of Cyprus Public Company Ltd (Cyprus-Greece-United Kingdom)
- Mortgage Bank of Cyprus Ltd (Cyprus)
- Bank of Cyprus Australia Pty Ltd (Australia)
- Bank of Cyprus (Channel Islands) Ltd (Guernsey)

Hire Purchase and Leasing Services

- Bank of Cyprus Public Company Ltd (Cyprus)
- Kyprou Leasing SA (Greece)
- Kyprou Commercial SA (Greece)

Investment Services

- The Cyprus Investment and Securities Corporation Ltd (CISCO) (Cyprus)
- Kyprou Securities SA (Greece)
- BOC Ventures Ltd (Cyprus)

Asset Management

- Bank of Cyprus Mutual Funds Ltd (Cyprus)
- Kyprou Mutual Fund Management Company (AEDAK) (Greece)

Insurance Services

- General Insurance of Cyprus Ltd (Cyprus-Greece)
- EuroLife Ltd (Cyprus-Greece)

Property and Hotel Services

- Kermia Ltd (Cyprus)
    - Kermia Hotels Ltd (Cyprus)
- Kermia Properties and Investments Ltd (Cyprus)
- Kyprou Properties SA (Greece)

Credit Card Processing

- JCC Payment Systems Ltd (*45% participation*) (Cyprus)

BANK OF CYPRUS GREECE (DIVISIONAL BOARD)
Th. Aristodemou, *Chairman*
A. Artemis
A. Pittas
G. A. David
A. Diogenous
C. Z. Severis
E. P. Ioannou

BANK OF CYPRUS UNITED KINGDOM (DIVISIONAL BOARD)
A. Pittas, *Chairman*
A. Artemis
D. P. Ioannou
C. Z. Severis
A. J. Jacovides
G. Christofides
P. Willison
J. Buddle
S. Neophytou
Ph. Nunnerley

BANK OF CYPRUS AUSTRALIA PTY LTD
A. Artemis, *Chairman*
A. J. Jacovides
C. G. Stavrakis
E. P. Ioannou
N. Politis
S. Angelodemou
W. S. van der Mye
A. Eliades
J. Beighton
• *General Manager*
J. Beighton

BANK OF CYPRUS (CHANNEL ISLANDS) LTD
A. Artemis, *Chairman*
S. Neophytou
J. Robinson
Iv. Bisson
D. P. Ioannou
• *General Manager*
A. J. H. Dempster

MORTGAGE BANK OF CYPRUS LTD
Chr. G. Christofides, *Chairman*
P. G. Polyviou
V. G. Rologis
A. Artemis
D. P. Ioannou
C. Z. Severis
Th. Aristodemou
D. Z. Pierides
G. M. Georgiades
M. Mavrommatis

GENERAL INSURANCE OF CYPRUS LTD
G. M. Georgiades, *Chairman*
Chr. G. Christofides
D. P. Ioannou
St. Polyviou
P. Charalambous
Chr. Mouskis
• *General Manager*
St. Christodoulou

EUROLIFE LTD
C. Z. Severis, *Chairman*
Chr. G. Christofides
Chr. Mouskis
E. P. Ioannou
C. Galatariotis
M. Pissarides
• *General Manager*
A. Kritiotis

KYPROU LEASING
Th. Aristodemou, *Chairman*
A. Artemis
A. Pittas
G. A. David
C. Z. Severis
E. P. Ioannou
• *General Manager*
M. Der-Krikorian

CISCO LTD
D. P. Ioannou, *Chairman*
P. G. Polyviou
A. Diogenous
C. Z. Severis
P. Antoniades
Y. Kypri
C. Damtsas
• *Manager*
A. Sofroniou

KYPROU SECURITIES
Th. Aristodemou, *Chairman*
D. P. Ioannou
J. Seiradakis
A. Andreadakis
Gr. Karayiannopoulos
N. Nicolaides
• *General Manager*
Gr. Karayiannopoulos

BANK OF CYPRUS MUTUAL FUNDS LTD
A. Eliades, *Chairman*
A. Jacouris
V. Shiarly
Y. Kypri
C. G. Stavrakis
Chr. Hadjimitsis
• *Manager*
N. Kelepeniotis

KYPROU MUTUAL FUND MANAGEMENT COMPANY (AEDAK)
A. Eliades, *Chairman*
C. G. Stavrakis
Y. Kypri
Chr. Hadjimitsis
N. Karydas
C. Vasilakopoulos
• *General Manager*
G. Talaros

KERMIA LTD
A. Artemis, *Chairman*
A. Theocharides
Ch. Hadjipanayiotou
P. Antoniades
Chr. G. Christofides
C. Damtsas
• *General Manager*
St. Stavrinides

BOC VENTURES LTD
C. G. Stavrakis, *Chairman*
Y. Kypri
A. Jacouris
V. Shiarly
Chr. Hadjimitsis

Bank of Cyprus

Bank of Cyprus (the Bank) is the Group holding company. It offers a wide range of financial products and services to the retail and corporate sectors and to public institutions. The Bank holds a leading position in Cyprus, where it operates through 147 branches. Bank of Cyprus has a significant presence abroad. In 1991 the Bank commenced its rapid expansion in Greece and has steadily expanded across the whole country, where it now offers a full range of financial services through its 111 branches. Additionally, the Bank operates representative offices in the USA, Canada, South Africa, Russia and Romania. The Bank currently operates six branches in the United Kingdom which mainly service the Cypriot and Greek community. During January 2006 the business of the Bank's subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus Factors Ltd were transferred to the Bank of Cyprus Puplic Company Ltd.

Mortgage Bank of Cyprus

Specialises in the granting of medium and long term loans for the development of the tourist and manufacturing industries in Cyprus.

Bank of Cyprus Australia

Established in 2000 as a wholly owned subsidiary of the Group, for the provision of banking services in Australia. It is the first bank established in Australia by a Cypriot or Greek banking institution. It operates through ten branches. and offers a continuously increasing range of banking products and services in order to serve the Cypriot and Greek community of Australia.

Bank of Cyprus (Channel Islands)

Established in 1996 as a licensed offshore bank regulated by the Guernsey Financial Services Commission in Guernsey, Channel Islands, one of the world's most reputable financial centres. It offers specialised deposit and lending products as well as a wide range of investment products.

Kyprou Leasing

Kyprou Leasing is a subsidiary of the Bank operating in Greece. It offers a full range of leasing products, such as property leasing and leasing of equipment, motor cars and commercial vehicles.

Kyprou Commercial

Kyprou Commercial was established in 1999 for the provision of consumer loans in Greece. The enactment of legislation for the liberalisation of consumer credit enabled the transfer of the largest part of the Company's activities to the Bank in Greece.

The Cyprus Investment and Securities Corporation (CISCO)

The Company offers a wide range of specialised finance and investment services in Cyprus and holds a financial service provider licence from the Cyprus Securities and Exchange Commission. It provides brokerage, fund management and capital market services. The Company is a member of the Cyprus Stock Exchange.

Kyprou Securities

The Company operates in Greece. It offers brokerage services for transactions on the Athens Exchange and the Derivatives Market of the Athens Exchange, fund management services, custody, margin accounts, etc.

BOC Ventures

BOC Ventures was established in Cyprus for the provision of venture capital services. The Company operates through two investment companies, Tefkros Investments Ltd and Tefkros Investments (CI) Ltd, both of which are subsidiaries of the Bank, registered in Cyprus and the Channel Islands, respectively.

Kyprou Mutual Fund Management Company (AEDAK)

Kyprou Mutual Fund Management Company (AEDAK) was established for the management and distribution of Greek mutual funds to institutional investors and the wider investing public.

General Insurance of Cyprus

The company in the provision of general insurance services in Cyprus and provides a wide range of insurance products, which fully cover the personal and commercial insurance needs of customers. In 2001, the Company established a branch in Greece which operates under the name Kyprou Asfalistiki, offering general insurance products.

EuroLife

The Company specialises in life insurance, offering a wide range of modern and flexible insurance products in Cyprus. In 2001, the Company established a branch in Greece that operates under the name Kyprou Zois, offering bancassurance products through the branch network of Bank of Cyprus Greece.

Kermia and Kermia Properties & Investments

These Companies specialise in property development and trading and in real estate management in Cyprus. Kermia has constructed and operates the Kermia Beach Bungalow Hotel in Ayia Napa, Cyprus.

Group Headquarters

Nicosia
51 Stassinos Street, Ayia Paraskevi
P.O. Box 21472, CY-1599 Nicosia
Telephone: +357 22842100
Fax: +357 22378111
www.bankofcyprus.com
info@cy.bankofcyprus.com

Cyprus

BANK OF CYPRUS AND MORTAGE BANK OF CYPRUS

Nicosia *Main Branch*
86-88-90 Phaneromenis Street
P.O. Box 21472, CY-1599 Nicosia
Telephone: +357 22848100
Fax: +357 22663633

Limassol *Main Branch*
1 Saripolos Street
P.O. Box 50215, CY-3699 Limassol
Telephone: +357 25845000
Fax: +357 25378249

Larnaca *Main Branch*
25 King Paul I Square
P.O. Box 40093, CY-6300 Larnaca
Telephone: +357 24844100
Fax: +357 24659181

Paphos *Main Branch*
E. Pallikarides Avenue
& A. Tselepos Street
P.O. Box 60034, CY-8123 Paphos
Telephone: +357 26846200
Fax: +357 26943603

Paralimni *Main Branch*
160 1st April Street
P.O. Box 33091, CY-5310 Paralimni
Telephone: +357 23843100
Fax: +357 23825103

THE CYPRUS INVESTMENT AND SECURITIES CORPORATION (CISCO)

Nicosia *Head Office*
EuroLife House
4 Evrou Street, Strovolos
P.O. Box 20597, CY-1660 Nicosia
Telephone: +357 22881700
Fax: +357 22338488
www.cisco-online.com.cy
info@cisco.bankofcyprus.com

BOC VENTURES

Nicosia
Liliana Building
10 Kyriakou Matsi Avenue
CY-1082 Ay. Omologites, Nicosia
Telephone: +357 22475377
Fax: +357 22777440
bocv@bocv.bankofcyprus.com

BANK OF CYPRUS MUTUAL FUNDS

Nicosia *Head Office*
EuroLife House
4 Evrou Street, Strovolos
CY-2003 Nicosia
Telephone: +357 22881884
Fax: +357 22340015
info@bocmutualfunds.bankofcyprus.com

GENERAL INSURANCE OF CYPRUS

Nicosia *Head Office*
2-4 Themistoclis Dervis Street
P.O. Box 21668, CY-1511 Nicosia
Telephone: +357 22848700
Fax: +357 22676682
www.gic.com.cy
general@gic.bankofcyprus.com

EUROLIFE

Nicosia *Head Office*
EuroLife House
4 Evrou Street, Strovolos
P.O. Box 21655, CY-1511 Nicosia
Telephone: +357 22474000
Fax: +357 22341090
Toll free line: 8000 88 80
www.eurolife.com.cy
info@eurolife.bankofcyprus.com

KERMIA

Nicosia *Head Office*
Kermia Building
4 Diagoras Street
P.O. Box 24510, CY-1300 Nicosia
Telephone: +357 22663692
Fax: +357 22660938
info@kermia.bankofcyprus.com

KERMIA PROPERTIES AND INVESTMENTS

Limassol
67 Spyros Araouzos Street
P.O. Box 50212, CY-3602 Limassol
Telephone: +357 25343658
Fax: +357 25343716
info@properties.bankofcyprus.com

BANK OF CYPRUS CULTURAL FOUNDATION

Nicosia
86-88-90 Phaneromenis Street
P.O. Box 21995, CY-1515 Nicosia
Telephone: +357 22677134
Fax: +357 22662898
www.boccf.com
info@cultural.bankofcyprus.com

Greece

BANK OF CYPRUS GREECE

Athens *Head Office*
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 18 000
Fax: +30 210 64 77 809
www.bankofcyprus.gr
genmgmt@bankofcyprus.gr

Attica Region A'
Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 18 000
Fax: +30 210 64 77 089
perattica@bankofcyprus.gr

Attica Region B'
Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 18 000
Fax: +30 210 64 77 089
peratticb@bankofcyprus.gr

North Greece Region
Thessaloniki
35 Ermou Street
546 24 Thessaloniki
Telephone: +30 2310 363 000
Fax: +30 2310 363 024
pernorth@bankofcyprus.gr

Central Greece Region
146 Elefth. Venizelou Street
412 22 Larisa
Telephone: +30 2410 562 002
Fax: +30 2410 537 390
percentr@bankofcyprus.gr

Western Greece
& Peloponnisos Region
224 Korinthou Street
262 21 Patra
Telephone: +30 2610 635 502
Fax: +30 2610 635 509
perwest@bankofcyprus.gr

Crete Region
3 Arcoleontos & Koronaiou Street
712 01 Heraklion
Telephone: +30 2810 282 575
Fax: +30 2810 308 413
perkrhth@bankofcyprus.gr

KYPROU LEASING

Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 77 030
Fax: +30 210 64 77 029
leasing@bankofcyprus.gr

KYPROU MUTUAL FUND MANAGEMENT COMPANY (AEDAK)

Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 77 301
Fax: +30 210 64 77 309
jtalaros@bankofcyprus.gr

KYPROU SECURITIES

Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 87 01 000
Fax: +30 210 87 01 049
infosec@kyprousecurities.gr

KYPROU ASFALISTIKI

Athens *General Insurance of Cyprus Branch*
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 77 384-6
Fax: +30 210 64 77 389
insurance@bankofcyprus.gr

KYPROU ZOIS

Athens *EuroLife Branch*
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 77 180-6
Fax: +30 210 64 77 189
kyprouzois@bankofcyprus.gr

BANK OF CYPRUS CULTURAL FOUNDATION

Athens
Greek Branch
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 77 920
Fax: +30 210 64 77 498

United Kingdom

BANK OF CYPRUS UNITED KINGDOM
London *Head Office*
27-31 Charlotte Street
London W1T 1RP
Telephone: +20 7304 5830
Fax: +20 7436 4188
www.bankofcyprus.co.uk

Australia

BANK OF CYPRUS AUSTRALIA
Melbourne *Head Office*
Level 21, 459 Collins Street
Melbourne, Vic 3000
Telephone: +3 8627 2727
Fax: +3 8627 2777
www.bankofcyprus.com.au

Channel Islands

BANK OF CYPRUS (CHANNEL ISLANDS)
Guernsey
Regency Court, Glategny Esplanade
P.O. Box 558, St. Peter Port
Guernsey, Channel Islands GY1 6JF
Telephone: +1481 716 026
Fax: +1481 716 120

South Africa

Johannesburg *Representative Office*
13th floor, Sandton City
Office Towers
c/o Rivonia and 5th Streets
Sandton, South Africa
Telephone: +27 117 843 941
Fax: +27 117 843 942
pdaniel@bankofcyprus.co.za

Postal Address:
P.O. Box 652176, Benmore Gardens
2010 Johannesburg, South Africa

Canada

Toronto *Representative Office*
658 Danforth Avenue, Suite 302
Toronto, Ontario, Canada M4J 5B9
Telephone: +1 416 461 5570
Fax: +1 416 461 6062
www.bankofcyprus.ca
info@bankofcyprus.ca

U.S.A.

New York
Representative Office
80 Broad Street, 27th floor
New York, NY 10004, U.S.A.
Telephone: +1 212 301 0020
+1 212 759 7280
Fax: +1 212 759 7327
zaharo@bankofcyprusrep.us

Russia

Moscow *Representative Office*
Olympic Plaza, Prospect Mira 33
Building 1, 6th floor
129110 Moscow, Russia
Telephone: +7 (095)or(501) 797 5808
Fax: +7 (095)or(501) 797 5810
kostas@bankofcyprus.ru

St. Peterburgh *Representative Office*
Nevski Prospect
St. Petersburgh, Russia
Telephone: +78 123 467 705
Fax: +78 123 467 754

Romania

Bucharest *Representative Office*
7 Pache Protopopescu Blvd
Sector 2
Bucharest, Romania
Telephone: +4021 313 4743
Fax: +4021 313 4741
bucharest@bankofcyprus.ro

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Bank of Cyprus Public Company Ltd will be held at the Group Headquarters, 51 Stassinos Street, Ayia Paraskevi, Strovolos, Nicosia, on Tuesday 30 May 2006 at 4.30 p.m., to transact the following business:

1. To receive and consider the Directors' Report and the Financial Statements of the Company for the year 2005 and to declare the proposed dividend.
2. To elect members of the Board of Directors.
3. To determine the remuneration of the Directors.
4. To re-appoint the auditors and authorise the Board of Directors to determine their remuneration.

Y. Kypri
Secretary

3 April 2006

Notes:
A member entitled to attend and vote at the Annual General Meeting of Bank of Cyprus Public Company Ltd (the Company), is entitled to appoint a proxy to attend and vote on his/her behalf. Such a proxy need not be a shareholder of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company, 51 Stassinos Street, Ayia Paraskevi, Strovolos, 2002 Nicosia, at least 48 hours before the time of the Meeting.

At its meeting on 27 February 2006, the Board of Directors of the Company decided to propose for approval Friday, 2 June 2006 as the ex-dividend date. Consequently, transactions that take place until Thursday, 1 June 2006 (inclusive), will be eligible to receive the dividend. The dividend will be paid to eligible shareholders on Tuesday, 27 June 2006, provided that it is approved by the Annual General Meeting.

Shareholder Enquiries

Shareholders and brokerage houses may contact the Group's Shares & Bonds Department regarding any matters relating to the Company's registered securities, share dividend payments, interest coupons on bonds and capital securities, pledges and release of pledges on securities, change of shareholder details and transfers of shares between the Central Registry and Central Depository of the Cyprus Stock Exchange and the Dematerialised Securities System of the Athens Central Depository. Copies of the Annual and Interim Reports of the Group are also available.

Cyprus
Shares & Bonds Department
EuroLife House, 4 Evrou Street, Strovolos
P.O. Box 24884, CY-1398 Nicosia
Telephone: +357 22842100
Fax: +357 22336258
shares@cy.bankofcyprus.com

Greece
Custody, Shareholders and Derivatives Clearing Department
170 Alexandras Avenue, 115 21 Athens
Telephone: +30 210 64 77 332
Fax: +30 210 64 77 329
metoxologio@bankofcyprus.gr

Investor Relations

Institutional investors, brokers and investment analysts may direct their enquiries relating to the valuation and financial strength of the Company to the Investor Relations Department.

Investor Relations Department
EuroLife House, 4 Evrou Street, Strovolos
P.O. Box 24884, CY-1398 Nicosia
Telephone: +357 22881740 or +357 22881883
Fax: +357 22336258
investors@bankofcyprus.com
www.bankofcyprus.com (select Inv. Relations)

Registered Office

Group Headquarters
51 Stassinos Street
Ayia Paraskevi, Strovolos
P.O. Box 24884, CY-1398 Nicosia, Cyprus
Telephone: +357 22842100
Fax: +357 22336258

Coordination: Elli Ioannidou Procopiou
Design: Ouóo Creative Concepts
Printing and binding: J. G. Cassoulides & Son Ltd





Bank of Cyprus Group

Group Headquarters
51 Stassinos Street, Ayia Paraskevi, Strovolos, P.O. Box 21472, CY-1599 Nicosia, Cyprus
Telephone: +357 22842100, Fax: +357 22378111
www.bankofcyprus.com
info@cy.bankofcyprus.com

Direct Banking (in Cyprus) 800 00 800 or +357 22848000 (international calls)

Phone Banking (in Greece) 801 11 802 803 or +30 210 64 18 888 (international calls)